1933 Act Registration No. 333-216125
1940 Act Registration No. 811-21111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
Pre-Effective Amendment No. 1
and/or
REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940
Amendment No. 24
Thrivent Variable Annuity Account 1
(Exact Name of Registrant)
THRIVENT FINANCIAL FOR LUTHERANS
(Name of Depositor)
625 FOURTH AVENUE SOUTH,
MINNEAPOLIS, MINNESOTA 55415
(Address of Principal Executive Offices)
Depositor’s Telephone Number, including Area Code: 920-628-2347
Cynthia K. Mueller
Thrivent Financial for Lutherans
4321 NORTH BALLARD ROAD
APPLETON, WI 54919
(Name and Address of Agent for Service)
Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of the registration statement.
TITLE OF SECURITIES BEING REGISTERED: Interest in a separate account under flexible premium deferred variable annuity contracts
The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THRIVENT VARIABLE ANNUITY ACCOUNT I
Prospectus
For
THRIVENT ADVISORFLEX VARIABLE ANNUITYTM CONTRACT
Issued By Thrivent Financial for Lutherans
Service Center:	Corporate Office:
4321 North Ballard Road Appleton, WI 54919-0001 Telephone: (800) 847-4836 E-mail: mail@thrivent.com	625 Fourth Avenue South Minneapolis, MN 55415-1665 Telephone: (800) 847-4836 E-mail: mail@thrivent.com
This Prospectus describes an individual flexible premium deferred variable annuity contract (the “Contract”) (form # ICC16 W-WR-FPVA) offered by Thrivent Financial for Lutherans (“Thrivent Financial,” “we,” “us” or “our”), a fraternal benefit society organized under Wisconsin law.
The Contract is sold by a broker-dealer who is registered as a registered investment advisor, through their registered representatives/investment advisor representatives. The Contract is intended to be used by investors who have engaged the investment advisor and investment advisor representatives to manage their Contracts’ Accumulated Value for a fee.
We offer another variable annuity product with different product features, benefits, and charges. Ask your representative about availability and the details. This prospectus also describes certain optional features, not all of which may be available at the time you are interested in purchasing your Contract; we reserve the right to prospectively restrict availability of certain optional features. We reserve the right to reject any applications, subject to any applicable nondiscrimination laws and to our own standards and guidelines.
We allocate premiums based on your designation to one or more Subaccounts of Thrivent Variable Annuity Account I (the “Variable Account”) and/or the Fixed Account. The assets of each Subaccount will be invested solely in a corresponding Portfolio, which is an open-end management investment company (commonly known as a “mutual fund”). The Subaccounts available under this Contract invest in the following Portfolios:
American Funds IS® Global Growth Portfolio
American Funds IS® Growth-Income Portfolio
American Funds IS® International Portfolio
BlackRock Total Return V.I. Portfolio
DFA VA International Small Portfolio
DFA VA U.S. Targeted Value Portfolio
Fidelity® VIP Emerging Markets Portfolio
Fidelity® VIP International Capital Appreciation Portfolio
Fidelity® VIP Value Portfolio
Janus Henderson Enterprise Portfolio
John Hancock Core Bond Trust Portfolio
John Hancock International Equity Index Trust B Portfolio
John Hancock Strategic Income Opportunities Trust Portfolio
MFS® Variable Insurance Trust II – MFS® Blended Research® Core Equity Portfolio
MFS® Variable Insurance Trust II – MFS® Corporate Bond Portfolio
MFS® Variable Insurance Trust III – MFS® Global Real Estate Portfolio
MFS® Variable Insurance Trust II – MFS® International Value Portfolio
MFS® Variable Insurance Trust III – MFS® Mid Cap Value Portfolio
MFS® Variable Insurance Trust II – MFS® Technology Portfolio
MFS® Variable Insurance Trust – MFS® Value Series Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT Long-Term U.S. Government Portfolio
PIMCO VIT Real Return Portfolio
Principal Diversified International Portfolio
Principal Government & High Quality Bond Portfolio
Principal Small Cap Portfolio
Templeton Global Bond VIP Portfolio
Thrivent Balanced Income Plus Portfolio
Thrivent Diversified Income Plus Portfolio
Thrivent Growth and Income Plus Portfolio
Thrivent High Yield Portfolio
Thrivent Income Portfolio
Thrivent Large Cap Growth Portfolio
Thrivent Large Cap Index Portfolio
Thrivent Large Cap Stock Portfolio
Thrivent Large Cap Value Portfolio
Thrivent Limited Maturity Bond Portfolio
Thrivent Low Volatility Equity Portfolio
Thrivent Mid Cap Index Portfolio
Thrivent Mid Cap Stock Portfolio
Thrivent Money Market Portfolio
Thrivent Multidimensional Income Portfolio
Thrivent Opportunity Income Plus Portfolio
Thrivent Partner All Cap Portfolio
Thrivent Partner Emerging Markets Equity Portfolio
Thrivent Partner Growth Stock Portfolio
Thrivent Partner Healthcare Portfolio
Thrivent Partner Worldwide Allocation Portfolio
Thrivent Real Estate Securities Portfolio
Thrivent Small Cap Index Portfolio
Thrivent Small Cap Stock Portfolio
Vanguard® VIF Capital Growth Portfolio
Vanguard® VIF International Portfolio
Vanguard® VIF Short-Term Investment-Grade Portfolio
Vanguard® VIF Small Company Growth Portfolio
Vanguard® VIF Total Bond Market Index Portfolio
Vanguard® VIF Total Stock Market Index Portfolio

Please see the Prospectus for each Portfolio for the investment objectives and risks.
Additional information about us, the Contract and the Variable Account is contained in a Statement of Additional Information (“SAI”) dated June 30, 2017. That SAI was filed with the Securities and Exchange Commission and is incorporated by reference in this Prospectus. You may obtain a copy of the SAI and all other documents required to be filed with the SEC without charge by calling us at 1-800-THRIVENT (1-800-847-4836), going online at thrivent.com, or by writing us at Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the SAI and all other documents required to be filed with the SEC. The Table of Contents for the SAI may be found on Page 46 of this Prospectus.

An investment in the Contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Contract involves investment risk including the possible loss of principal.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This Prospectus sets forth concisely the information about the Contract that a prospective investor ought to know before investing, and should be read and kept for future reference. We have not authorized anyone to provide you with information that is different.
The date of this Prospectus is June 30, 2017.

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Definitions
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Accumulated Value. The sum of the accumulated values for your Contract in Subaccounts and the Fixed Account on or before the Annuity Date.
Age. The Annuitant’s Issue Age increased by one on each Contract Anniversary.
Annuitant. The person(s) named in the Contract whose life is used to determine the duration of annuity payments involving life contingencies.
Annuity Date. The date when annuity income payments will begin if an Annuitant is living on that date.
Cash Surrender Value. The Cash Surrender Value on any day is the greater of the Accumulated Value minus any Surrender Charge or the minimum amount required by law.
Contract. The flexible premium deferred variable annuity contract offered by Thrivent Financial and described in this Prospectus.
Contract Anniversary. The same date in each succeeding year as the Date of Issue.
Contract Owner. The person who controls all the rights under the Contract while the Annuitant is alive. The Annuitant is the Contract Owner, unless another owner is named in the Contract application or the Contract is assigned to another person.
Contract Year. The period from one Contract Anniversary to the next. The first Contract Year will be the period beginning on the Date of Issue and ending on the first Contract Anniversary.
Date of Issue. The date on which the application is signed.
General Account. The General Account is the general account of Thrivent Financial, which consists of all assets of Thrivent Financial other than those allocated to a Separate Account. Insurance benefits are paid from the General Account and are subject to Thrivent Financial’s claims-paying ability.
Issue Age. The age of the Annuitant on his or her birthday nearest the Date of Issue.
Medallion Signature Guarantee. A stamp provided by a financial institution that verifies your signature. An eligible guarantor institution, such as a national bank, brokerage firm, commercial bank, trust company, credit union, or a savings association participating in the Medallion Signature Guarantee Program provides that service.
Notice. A request signed by you or provided in another manner acceptable to us and received in good order by us at our Service Center.
Portfolio. A mutual fund in which a Subaccount invests. Each Subaccount invests exclusively in the shares of a corresponding Portfolio.
Qualified Plan. A retirement plan that receives favorable tax treatment under Section 408, 408A or similar provisions of the Internal Revenue Code.
Service Center. Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin 54919-0001, telephone, 1-800-THRIVENT (1-800-847-4836), or such other office as we may specify in a notice to the Contract Owner.
Spouse. An individual lawfully married to another individual as defined by federal tax law. The marriage must be recognized by the state, possession, or territory of the United States in which the marriage is entered into, regardless of domicile. Individuals who enter into a marriage under the laws of a foreign jurisdiction are recognized as married for federal tax law purposes if the relationship would be recognized as marriage under the laws of at least one state, possession, or territory of the United States, regardless of domicile.
Subaccount. A subdivision of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio.
Valuation Day. Each day the New York Stock Exchange is open for trading. The Valuation Day ends at the close of trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time.

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Definitions
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Valuation Period. The period of time from the determination of Accumulation Values on a Valuation Day to the determination of those values on the next Valuation Day.
Variable Account. Thrivent Variable Annuity Account I, which is a Separate Account of Thrivent Financial.

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Fee and Expense Tables
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The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. For a complete discussion of Contract fees and expenses, see Charges and Deductions.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. You pay no sales load when you make additional investments in the Contract. No state premium taxes are deducted.
Contract Owner Transaction Expense
Sales Load Imposed on Purchase (as a percentage of premium payments)	0%
Maximum Surrender Charge (as a percentage of excess amount surrendered)	2.00% [1]
Transfer Charge (after 24 free transfers per Contract Year)	$25 [2]
The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.
Periodic Fees and Expenses other than Portfolio Expenses
	Maximum	Current
Mortality & Expense Risk Charge (deducted daily from the average daily net assets in the Subaccounts)
Standard Death Benefit	0.50%	0.40%
Charges for Optional Benefit Rider
Maximum Anniversary Death Benefit Rider (MADB)[3]	0.40%	0.20%
Different fees and charges may apply after the contract has been annuitized. See Charges and Deductions in this prospectus for a complete discussion.
The next table shows the maximum and minimum Total Annual Portfolio Operating Expenses for the year ended December 31, 2016, (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service fees and/or other expenses). Expenses may be higher or lower in future years. More detail concerning the fees and expenses is contained in the prospectuses for each Portfolio.
Total Annual Portfolio Operating Expenses4
	Maximum	Minimum
(expenses that are deducted from Fund Assets, including management fees and other expenses)	3.76%	0.15%
Each Subaccount of the Variable Account purchases shares of the corresponding Fund Portfolio at net asset value. The net asset value reflects the fees and expenses that are deducted from the assets of the Portfolio. The fees and other expenses are not fixed or specified under the terms of the Contract, and they may vary from year to year. More detail concerning the fees and expenses is contained in the prospectuses for the Portfolios.
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The next table describes a fee that we may charge in order to make certain external portfolios available as investment options under the Contract. The fee is assessed daily based on the net asset value of the portfolios that we specify. The fee is charged as a percentage of daily Accumulated Value in each subaccount. The charge may change at any time and may vary by subaccount.
Fund Facilitation Fee
Portfolios	Maximum	Current
American Funds IS® Global Growth	0.40%	0.35%
American Funds IS® Growth-Income	0.40%	0.35%
American Funds IS® International	0.40%	0.35%
BlackRock Total Return V.I.	0.40%	0.35%
DFA VA International Small	0.40%	0.35%
DFA VA US Targeted Value	0.40%	0.35%
Fidelity® VIP Emerging Markets	0.40%	0.20%
Fidelity® VIP International Capital Appreciation	0.40%	0.20%
Fidelity® VIP Value	0.40%	0.20%
Janus Henderson Enterprise	0.40%	0.20%
JHVIT Core Bond Trust	0.40%	0.10%
JHVIT International Equity Index	0.40%	0.10%
JHVIT Strategic Income Opportunities	0.40%	0.10%
MFS Blended Research Core Equity	0.40%	0.10%
MFS Corporate Bond	0.40%	0.10%
MFS International Value	0.40%	0.10%
MFS Mid Cap Value	0.40%	0.10%
MFS Technology	0.40%	0.10%
MFS Value Series	0.40%	0.10%
PIMCO VIT Emerging Markets Bond	0.40%	0.35%
PIMCO VIT Global Bond (Unhedged)	0.40%	0.35%
PIMCO VIT Long-Term U.S. Government	0.40%	0.35%
PIMCO VIT Real Return	0.40%	0.35%
Principal Diversified International	0.40%	0.35%
Principal Government & High Quality Bond	0.40%	0.35%
Principal SmallCap	0.40%	0.35%
Templeton Global Bond VIP	0.40%	0.20%
Vanguard VIF Capital Growth	0.40%	0.35%
Vanguard VIF International	0.40%	0.35%
Vanguard VIF Short-Term Investment-Grade	0.40%	0.35%
Vanguard VIF Small Company Growth	0.40%	0.35%
Vanguard VIF Total Bond Market Index	0.40%	0.10%
Vanguard VIF Total Stock Market Index	0.40%	0.10%
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Examples
The following two examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Portfolio fees and expenses. The following two examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year, assumes a 0.40% Fund Facilitation Fee, assumes both the maximum and the minimum fees and expenses of the Portfolios.
Example 1 shows a Contract with an MADB Rider and portfolio ranges that yield the most expensive total cost. Example 2 shows the cost of a Contract without an MADB Rider and the corresponding range of portfolio expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Example 1: Contract with the MADB Rider5

	Years
	1	3	5	10
If you surrender your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$676	$1,598	$2,519	$5,040
Minimum Portfolio Expenses:	$323	$ 547	$ 779	$1,718
If you annuitize your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$676	$1,598	$2,519	$5,040
Minimum Portfolio Expenses:	$323	$ 547	$ 779	$1,718
If you do not surrender your Contract at end of the applicable time period with
Maximum Portfolio Expenses:	$496	$1,508	$2,519	$5,040
Minimum Portfolio Expenses:	$137	$ 447	$ 779	$1,718

Example 2: Contract without the MADB Rider6

	Years
	1	3	5	10
If you surrender your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$647	$1,496	$2,350	$4,740
Minimum Portfolio Expenses:	$294	$ 436	$ 579	$1,283
If you annuitize your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$647	$1,496	$2,350	$4,740
Minimum Portfolio Expenses:	$294	$ 436	$ 579	$1,283
If you do not surrender your Contract at end of the applicable time period with
Maximum Portfolio Expenses:	$467	$1,405	$2,350	$4,740
Minimum Portfolio Expenses:	$107	$ 334	$ 579	$1,283

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Notes to Fee and Expense Tables:
1 In the first Contract Year, you may surrender without a surrender charge up to 10% of the Accumulated Value existing at the time the first surrender is made in the Contract Year. For subsequent contract years, the 10% free amount is based on the prior contract anniversary value. Only the amount in excess of that amount (the “Excess Amount”) will be subject to a surrender charge. A surrender charge is deducted if a full or partial surrender occurs during the first three years after each premium payment has been allocated. The surrender charge is 2% during the first Contract Year and 1% for the second and third contract years. Surrenders reduce accumulated premiums in the order that the premiums were allocated to this Contract (first-in, first-out order). No surrender charge is deducted for surrenders occurring more than 3 years since the last premium was applied. The surrender charge also will be deducted if the annuity payments begin during the first three Contract Years, except under certain circumstances as described in Surrender Charge. The duration of each accumulated premium is the number of full years since that premium was allocated to this Contract.
2 You are allowed 24 free transfers per Contract Year. Subsequent transfers (other than the Dollar Cost Averaging and Asset Rebalancing Programs) will incur a $25 transfer charge.
3 The Maximum Anniversary Death Benefit (MADB) Rider Charge is a charge for the optional rider that may be elected at the time of application. This charge is deducted quarterly, beginning three months after the Date of Issue, on the same day of the month as the Date of Issue (or if that day does not occur in that month, on the last day of that month). On the day of the MADB charge, the amount of the charge is determined by multiplying the MADB by the MADB Charge rate and dividing by 4.
4 Thrivent Financial has agreed to reimburse certain expenses other than the advisory fees for certain Thrivent Portfolios. After taking these contractual and voluntary arrangements into account, the actual range (maximum and minimum) of total operating expenses charged by the Portfolios was between 1.30% to 0.25%. The reimbursements may be discontinued at any time. The amounts are based on the arithmetic average of expenses paid in the year ended December 31, 2016, for all of the available Portfolios, adjusted to reflect anticipated changes in fees and expenses. With respect to new Portfolios, amounts are based on estimates for the current fiscal year. For external Portfolios, please see their prospectuses for information on any expense reimbursements they provide.
5 For this example, the following assumptions are used: 0.50% mortality and expense risk charge, 0.40% MADB Rider charge, 0.40% Fund Facilitation Fee, and portfolio operating expenses ranging from 3.76% to 0.15%.
6 For this example, the following assumptions are used: 0.50% mortality and expense risk charge, 0.40% Fund Facilitation Fee, and portfolio operating expenses ranging from 3.76% to 0.15%.
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Summary
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Please see Definitions at the beginning of this Prospectus for definitions of several technical terms, which can help you understand details about your Contract. The Summary is an introduction to various topics related to the Contract. For more detailed information on each subject, refer to the appropriate section of this Prospectus.
The Contract
The Contract along with any riders, endorsements, amendments, application, and our Articles of Incorporation and Bylaws constitutes your entire agreement. See The Contract.
This prospectus contains all material provisions of the Contract. Any variations are pursuant to state law. Provisions that vary by state law are specifically disclosed under applicable sections of The Contract.
We issue individual flexible premium deferred variable annuity contracts. In order to purchase a Contract, you must submit an application to us through one of our financial representatives who is also a registered representative/investment advisor of Thrivent Investment Management Inc. We only offer the Contract to a member or to a person eligible for membership who is also applying for membership. The Contract may be sold to or in connection with retirement plans that may or may not qualify for special Federal tax treatment under the Internal Revenue Code. Annuity payments under the Contract are deferred until the Annuity Date.
The minimum acceptable initial premium is $100,000. We may, at our discretion, waive this initial premium requirement. You may pay additional premiums under the Contract, but we may choose not to accept any additional premium less than $50. We also reserve the right to limit all premiums paid on the Contract to a total of $1 million.
Allocation of Premiums. You may allocate premiums under the Contract to one or more of the Subaccounts of the Variable Account, or the Fixed Account. Certain investment options may be unavailable in some states.
The Accumulated Value of the Contract in the Subaccounts will vary primarily based on the investment experience of the Portfolios whose shares are held in the Subaccounts designated. The interest rate that applies to the Fixed Account depends upon the rate in effect on the date of the allocation and subsequent rates guaranteed to never fall below the contract minimum.
Optional Investment Programs. We offer optional Dollar Cost Averaging and Asset Rebalancing Programs. See The Contract—Dollar Cost Averaging and The Contract
—Asset Rebalancing.
Free Look Period. You have the right to return the Contract within 10 days after you receive it. Some states require a longer free look period.
Surrenders. If you request surrender on or before the Annuity Date, we will pay to you all or part of the Accumulated Value of a Contract after deducting any applicable surrender charge or tax withholdings. Partial surrenders must be for at least $200 and must not reduce the remaining Accumulated Value in the Contract to less than $10,000. Under certain circumstances the Contract Owner may make surrenders after the Annuity Date.
Transfers. On or before the Annuity Date, you may request the transfer of all or a part of your Contract’s Accumulated Value to or from the Subaccounts or the Fixed Account. You may request 24 free transfers per Contract Year. Subsequent transfers (other than the Dollar Cost Averaging and Asset Rebalancing Programs) will incur a $25 transfer charge. We reserve the right to limit the number of transfers you make in any Contract Year. See The Contract—Transfers of Accumulated Value for more details, including the restrictions on transfers.
Death Benefits. The Contract offers a Standard Death Benefit if the Annuitant dies before the Annuity Date. After the Annuity Date, amounts payable, if any, depend upon the terms of the settlement option. For an additional charge, you may purchase an optional death benefit rider which may increase the death benefit if the Annuitant dies before the Annuity Date. The optional death benefit is called the Maximum Anniversary Death Benefit (MADB) Rider.

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Summary
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See The Contract—Maximum Anniversary Death Benefit Rider.
Annuity Provisions
You may select an annuity settlement option or options. See Annuity Provisions for more details.
Federal Tax Status
For a description of the federal income tax status of annuities, see Federal Tax Status—Taxation of Annuities in General. Generally, a distribution from a Contract before the taxpayer attains age 59 1⁄2 will result in a penalty tax of 10% of the amount of the distribution which is included in gross income. Death proceeds paid to beneficiaries are also subject to income tax.

Thrivent Financial and the Variable Account
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Thrivent Financial
Thrivent Financial is a not-for-profit financial services membership organization of Christians helping our members achieve financial security and give back to their communities. We were organized in 1902 as a fraternal benefit society under Wisconsin law, and comply with Internal Revenue Code Section 501(c)(8). We are licensed to sell insurance in all states and the District of Columbia.
For more information, visit Thrivent.com.
The Variable Account
The Variable Account is a separate account of ours, which became available on October 31, 2002. The Variable Account meets the definition of a “separate account” under the federal securities laws. We have caused the Variable Account to be registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.
We are not a trustee with respect to such assets. However, the Wisconsin laws under which the Variable Account is operated provide that the Variable Account shall not be chargeable with liabilities arising out of any other business we may conduct. The Variable Account will be fully funded at all times for the purposes of federal securities laws. We may transfer to our General Account assets of the Variable Account which exceed the reserves and other liabilities of the Variable Account.
Income and realized and unrealized gains and losses from each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. We may accumulate in the Variable Account the charge for expense and mortality risk, the Fund Facilitation Fee, mortality gains and losses and investment results applicable to those assets that are in excess of net assets supporting the Contracts.

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Investment Options
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Variable Investment Options and the Subaccounts
You may allocate the premiums paid under the Contract and transfer from the Contract’s Accumulated Value to the Subaccounts of the Variable Account. We invest the assets of each Subaccount in a corresponding Portfolio. The Subaccounts and the corresponding Portfolios are listed below. Certain Subaccounts may include a Fund Facilitation Fee. For more information about the Fund Facilitation Fee, see Charges and Deductions - Fund Facilitation Fee.
Subaccount	Corresponding Portfolio
American Funds IS® Global Growth Subaccount	American Funds IS® Global Growth Portfolio
American Funds IS® Growth-Income Subaccount	American Funds IS® Growth-Income Portfolio
American Funds IS® International Subaccount	American Funds IS® International Portfolio
Blackrock Total Return V.I. Subaccount	Blackrock Total Return V.I. Portfolio
DFA VA International Small Subaccount	DFA VA International Small Portfolio
DFA VA U.S. Targeted Value Subaccount	DFA VA U.S. Targeted Value Portfolio
Fidelity® VIP Emerging Markets Subaccount	Fidelity ® VIP Emerging Markets Portfolio
Fidelity® VIP International Capital Appreciation Subaccount	Fidelity ® VIP International Capital Appreciation Portfolio
Fidelity® VIP Value Subaccount	Fidelity ® VIP Value Portfolio
Janus Henderson Enterprise Subaccount	Janus Henderson Enterprise Portfolio
John Hancock Core Bond Trust Subaccount	John Hancock Core Bond Portfolio
John Hancock International Equity Index Trust B Subaccount	John Hancock International Equity Index Trust B Portfolio
John Hancock Strategic Income Opportunities Trust Subaccount	John Hancock Strategic Income Opportunities Trust Portfolio
MFS Blended Research Core Equity Subaccount	MFS Blended Research Core Equity Portfolio

MFS Corporate Bond Subaccount	MFS Corporate Bond Portfolio

MFS Global Real Estate Subaccount	MFS Global Real Estate Portfolio
MFS International Value Subaccount	MFS International Value Portfolio
MFS Mid Cap Value Subaccount	MFS Mid Cap Value Portfolio
MFS Technology Subaccount	MFS Technology Portfolio
MFS Value Series Subaccount	MFS Value Series Portfolio
PIMCO VIT Emerging Markets Bond Subaccount	PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond (Unhedged) Subaccount	PIMCO VIT Global Bond (Unhedged) Portfolio
PIMCO VIT Long-Term U.S. Government Subaccount	PIMCO VIT Long-Term U.S. Government Portfolio
PIMCO VIT Real Return Subaccount	PIMCO VIT Real Return Portfolio
Principal Diversified International Subaccount	Principal Diversified International Portfolio
Principal Government and High Quality Bond Subaccount	Principal Government and High Quality Bond Portfolio
Principal Small Cap Subaccount	Principal Small Cap Portfolio
Templeton Global Bond VIP Subaccount	Templeton Global Bond VIP Portfolio
Thrivent Balanced Income Plus Subaccount	Thrivent Balanced Income Plus Portfolio
Thrivent Diversified Income Plus Subaccount	Thrivent Diversified Income Plus Portfolio
Thrivent Growth and Income Plus Subaccount	Thrivent Growth and Income Plus Portfolio
Thrivent High Yield Subaccount	Thrivent High Yield Portfolio
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Investment Options
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Subaccount	Corresponding Portfolio
Thrivent Income Subaccount	Thrivent Income Portfolio
Thrivent Large Cap Growth Subaccount	Thrivent Large Cap Growth Portfolio
Thrivent Large Cap Index Subaccount	Thrivent Large Cap Index Portfolio
Thrivent Large Cap Stock Subaccount	Thrivent Large Cap Stock Portfolio
Thrivent Large Cap Value Subaccount	Thrivent Large Cap Value Portfolio
Thrivent Limited Maturity Bond Subaccount	Thrivent Limited Maturity Bond Portfolio
Thrivent Low Volatility Equity Subaccount	Thrivent Low Volatility Equity Portfolio
Thrivent Mid Cap Index Subaccount	Thrivent Mid Cap Index Portfolio
Thrivent Mid Cap Stock Subaccount	Thrivent Mid Cap Stock Portfolio
Thrivent Money Market Subaccount	Thrivent Money Market Portfolio
Thrivent Multidimensional Income Subaccount	Thrivent Multidimensional Income Portfolio
Thrivent Opportunity Income Plus Subaccount	Thrivent Opportunity Income Plus Portfolio
Thrivent Partner All Cap Subaccount	Thrivent Partner All Cap Portfolio
Thrivent Partner Emerging Markets Equity Subaccount	Thrivent Partner Emerging Markets Equity Portfolio
Thrivent Partner Growth Stock Subaccount	Thrivent Partner Growth Stock Portfolio
Thrivent Partner Healthcare Subaccount	Thrivent Partner Healthcare Portfolio
Thrivent Partner Worldwide Allocation Subaccount	Thrivent Partner Worldwide Allocation Portfolio
Thrivent Real Estate Securities Subaccount	Thrivent Real Estate Securities Portfolio
Thrivent Small Cap Index Subaccount	Thrivent Small Cap Index Portfolio
Thrivent Small Cap Stock Subaccount	Thrivent Small Cap Stock Portfolio
Vanguard® VIF Capital Growth Subaccount	Vanguard ® VIF Capital Growth Portfolio
Vanguard® VIF International Subaccount	Vanguard ® VIF International Portfolio
Vanguard® VIF Short-Term Investment Grade Subaccount	Vanguard ® VIF Short-Term Investment Grade Portfolio
Vanguard® VIF Small Company Growth Subaccount	Vanguard ® VIF Small Company Growth Portfolio
Vanguard® VIF Total Bond Market Index Subaccount	Vanguard ® VIF Total Bond Market Index Portfolio
Vanguard® VIF Total Stock Market Index Subaccount	Vanguard ® VIF Total Stock Market Index Portfolio

The following table summarizes each Portfolio’s investment objective and investment adviser/subadviser:
Portfolio	Investment Objective	Investment Adviser/Subadviser
American Funds IS® Global Growth Portfolio	To provide long-term growth of capital.	Capital Research and Management CompanySM
American Funds IS® Growth-Income Portfolio	To achieve long-term growth of capital and income.	Capital Research and Management CompanySM
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
American Funds IS® International Portfolio	To provide long-term growth of capital and income.	Capital Research and Management CompanySM
Blackrock Total Return V.I. Portfolio	To seek to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC/BlackRock International Limited, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited
DFA VA International Small Portfolio	To achieve long-term capital appreciation.	Dimensional Fund Advisors LP/Dimensional Fund Advisors Ltd. & DFA Australia Limited
DFA VA U.S. Targeted Value Portfolio	To achieve long-term capital appreciation.	Dimensional Fund Advisors LP
Fidelity® VIP Emerging Markets Portfolio	To seek capital appreciation.	Fidelity Management & Research Company (FMR)
Fidelity® VIP International Capital Appreciation Portfolio	To seek capital appreciation.	Fidelity Management & Research Company (FMR)
Fidelity® VIP Value Portfolio	To seek capital appreciation.	Fidelity Management & Research Company (FMR)
Janus Henderson Enterprise Portfolio	To seek long-term growth of capital.	Janus Capital Management, LLC.
John Hancock Core Bond Trust Portfolio	To seek total return consisting of income and capital appreciation.	John Hancock Investment Management Services, LLC/Wells Capital Management, Inc.
John Hancock International Equity Index Trust B Portfolio	To seek to track the performance of a broad-based equity index of foreign companies, primarily in developed countries and, to a lesser extent, in emerging markets.	John Hancock Investment Management Services, LLC/SSGA Funds Management, Inc.
John Hancock Strategic Income Opportunities Trust Portfolio	To seek a high level of current income.	John Hancock Investment Management Services, LLC/John Hancock Asset Management, a division of Manulife Asset Management (US) LLC.
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
MFS Blended Research Core Equity Portfolio	To seek capital appreciation.	MFS
MFS Corporate Bond Portfolio	To seek total return with an emphasis on current income, but also considering capital appreciation.	MFS
MFS Global Real Estate Portfolio	To seek total return.	MFS
MFS International Value Portfolio	To seek capital appreciation.	MFS
MFS Mid Cap Value Portfolio	To seek capital appreciation.	MFS
MFS Technology Portfolio	To seek capital appreciation.	MFS
MFS Value Series Portfolio	To seek capital appreciation.	MFS
PIMCO VIT Emerging Markets Bond Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO
PIMCO VIT Global Bond (Unhedged) Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO
PIMCO VIT Long-Term U.S. Government Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO
PIMCO VIT Real Return Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO
Principal Diversified International Portfolio	To seek long-term growth of capital.	Principal Management Corporation/Principal Global Investors, LLC.
Principal Government and High Quality Bond Portfolio	To seek to provide a high level of current income consistent with safety and liquidity.	Principal Management Corporation/Edge Asset Management, Inc.
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
Principal Small Cap Portfolio	To seek long-term growth of capital.	Principal Management Corporation/Principal Global Investors, LLC.
Templeton Global Bond VIP Portfolio	To seek high current income consistent with preservation of capital; capital appreciation is a secondary objective	Franklin Advisers, Inc.
Thrivent Balanced Income Plus Portfolio	To seek long-term total return through a balance between income and the potential for long-term capital growth.	Thrivent Financial
Thrivent Diversified Income Plus Portfolio	To seek to maximize income while maintaining prospects for capital appreciation.	Thrivent Financial
Thrivent Growth and Income Plus Portfolio	To seek long-term capital growth and income.	Thrivent Financial
Thrivent High Yield Portfolio	To achieve a higher level of income, while also considering growth of capital as a secondary objective.	Thrivent Financial
Thrivent Income Portfolio	To achieve a high level of income over the longer term while providing reasonable safety of capital.	Thrivent Financial
Thrivent Large Cap Growth Portfolio	To achieve long-term growth of capital.	Thrivent Financial
Thrivent Large Cap Index Portfolio	To seek total returns that track the performance of the S&P 500 Index*.	Thrivent Financial
Thrivent Large Cap Stock Portfolio	To seek long-term capital growth.	Thrivent Financial
Thrivent Large Cap Value Portfolio	To achieve long-term growth of capital.	Thrivent Financial
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
Thrivent Limited Maturity Bond Portfolio	To seek a high level of current income consistent with stability of principal.	Thrivent Financial
Thrivent Low Volatility Equity Subaccount	To seek long-term capital appreciation with lower volatility relative to global equity markets.	Thrivent Financial
Thrivent Mid Cap Index Portfolio	To seek total returns that track the performance of the S&P MidCap 400 Index*.	Thrivent Financial
Thrivent Mid Cap Stock Portfolio	To seek long-term capital growth.	Thrivent Financial
Thrivent Money Market Portfolio	To achieve the maximum current income that is consistent with stability of capital and maintenance of liquidity.	Thrivent Financial
Thrivent Multidimensional Income Subaccount	To seek a high level of current income and, secondarily, growth of capital.	Thrivent Financial
Thrivent Opportunity Income Plus Portfolio	To seek a combination of current income and long-term capital appreciation.	Thrivent Financial
Thrivent Partner All Cap Portfolio	To seek long-term growth of capital.	Thrivent Financial/FIAM LLC.
Thrivent Partner Emerging Markets Equity Portfolio	To seek long-term capital growth.	Thrivent Financial/Aberdeen Asset Managers Limited.
Thrivent Partner Growth Stock Portfolio	To achieve long-term growth of capital and, secondarily, increase dividend income.	Thrivent Financial/T. Rowe Price Associates, Inc.
Thrivent Partner Healthcare Portfolio	To seek long-term capital growth.	Thrivent Financial/Sectoral Asset Management Inc.
Thrivent Partner Worldwide Allocation Portfolio	To seek long-term capital growth.	Thrivent Financial/Principal Global Investors, LLC., Aberdeen Asset Managers Limited & Goldman Sachs Asset Management, L.P.
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Investment Options
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Portfolio	Investment Objective	Investment Adviser/Subadviser
Thrivent Real Estate Securities Portfolio	To seek to provide long-term capital appreciation and high current income.	Thrivent Financial
Thrivent Small Cap Stock Portfolio	To seek long-term capital growth.	Thrivent Financial
Thrivent Small Cap Index Portfolio	To seek capital growth that tracks the performance of the S&P SmallCap 600 Index*.	Thrivent Financial
Vanguard® VIF Capital Growth Portfolio	To seek to provide long-term capital appreciation.	PRIMECAP Management Company
Vanguard® VIF International Portfolio	To seek to provide long-term capital appreciation.	Baillie Gifford Overseas Ltd. & Schroeder Investment Management North America Inc.
Vanguard® VIF Short-Term Investment Grade Portfolio	To seek to provide current income while maintaining limited price volatility.	The Vanguard Group, Inc.
Vanguard® VIF Small Company Growth Portfolio	To seek to provide long-term capital appreciation.	ArrowMark Colorado Holdings, LLC. & The Vanguard Group, Inc.
Vanguard® VIF Total Bond Market Index Portfolio	To seek to track the performance of a broad, market-weighted bond index.	The Vanguard Group, Inc.
Vanguard® VIF Total Stock Market Index Portfolio	To seek to track the performance of a benchmark index that measures the investment return of the overall stock market.	The Vanguard Group, Inc.
* The S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Thrivent Financial for Lutherans (“Thrivent Financial”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by Thrivent Financial. Thrivent Financial variable insurance products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S& P, and of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Thrivent Financial variable insurance products or any member of the public regarding the advisability of purchasing variable insurance contracts generally or in the Thrivent Financial variable insurance contracts particularly or the ability of the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes to track general market performance. S&P Dow Jones Indices only relationship to Thrivent Financial with respect to the S& P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes is the licensing of the Indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to Thrivent Financial or the Thrivent Financial variable insurance products. S&P Dow Jones Indices have no obligation to take the needs of Thrivent Financial or the owners of the Thrivent Financial variable insurance products into consideration in determining, composing or calculating the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Thrivent Financial variable insurance products or the timing of the issuance or sale of the Thrivent Financial variable insurance contract or in the determination or calculation of the
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Investment Options
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equation by which a Thrivent Financial variable insurance product is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Thrivent Financial variable insurance product. There is no assurance that investment products based on the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THRIVENT FINANCIAL, OWNERS OF THE THRIVENT FINANCIAL VARIABLE INSURANCE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THRIVENT FINANCIAL, OTHER THAN THE LICENSORS OR S&P DOW JONES INDICES.
Each Portfolio has its own investment objective, investment program, policies and restrictions. Although the investment objectives and policies of certain Portfolios may be similar to the investment objectives and policies of other Portfolios, we do not represent or assure you that the investment results will be comparable to any other Portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in Portfolio performance. For all of these reasons, you should expect investment results to differ. In particular, certain Portfolios available only through the Contract may have names similar to portfolios not available through the Contract. The performance of a Portfolio not available through the Contract does not indicate performance of the similarly named Portfolio available through the Contract.
Before selecting any Subaccount, you should carefully read the prospectuses for each Portfolio. You should periodically consider your allocation among Subaccounts in light of current market conditions and your investment goals, risk tolerance and financial circumstances. The Portfolio prospectuses provide more complete information about the Portfolios in which the Subaccounts invest, including investment objectives and policies, risks, charges, and expenses.
Shares of Thrivent Portfolios are sold to other Portfolios, to other insurance company separate accounts of ours and of our wholly owned subsidiary, Thrivent Life Insurance Company (“Thrivent Life”), and to retirement plans that we sponsor. We may, in the future, create new Portfolios. It is conceivable that in the future it may be disadvantageous for both variable annuity separate accounts and variable life insurance separate accounts and for Thrivent Life and us to invest simultaneously in the Portfolio, although we do not foresee any such disadvantages to either variable annuity or variable life insurance contract owners. The Portfolio’s management intends to monitor events in order to identify any material conflicts between such Contract Owners and to determine what action, if any, should be taken in response. Material conflicts could result from, for example:

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Investment Options
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♦	Changes in state insurance laws;
♦	Changes in Federal income tax law;
♦	Changes in the investment management of the Portfolio; or
♦	Differences in voting instructions between those given by the Contract Owners from the different separate accounts.
If we believe the responses of the Portfolio to any of those events or conflicts insufficiently protects Contract Owners, we may take appropriate action on our own. Such action could include the sale of shares by one or more of the separate accounts, which could have adverse consequences.
The Subaccounts will purchase and redeem shares from the corresponding Portfolios at net asset value. Shares will be redeemed to the extent necessary for us to collect charges under the Contracts, to make payments upon surrenders, to provide benefits under the Contracts, or to transfer assets from one Subaccount to another Subaccount, or the Fixed Account, as requested by Contract Owners. Any dividend or capital gain distribution received from a Portfolio will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding Subaccount.
Addition, Deletion, Combination, or Substitution of Investments
At our sole discretion and to the fullest extent permitted by law, we reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:
♦	Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
♦	Substitute shares of another Portfolio, which may have differences such as (among other things) different fees and expenses, objectives, and risks, for shares of an existing Portfolio in which your Subaccount invests at our discretion;
♦	Substitute or close Subaccounts to allocations of premiums or Accumulated Value, or both, and to existing investments or the investment of future premiums, or both, at any time in our discretion;
♦	Transfer assets supporting the Contract from one Subaccount to another or from the Variable Account to another Variable Account;
♦	Combine the Variable Account with other variable accounts, and/or create new variable accounts;
♦	Deregister the Variable Account under the 1940 Act, or operate the Variable Account as a management investment company under the 1940 Act, or as any other form permitted by law; and
♦	Modify the provisions to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.
The Portfolios, which sell their shares to the Subaccounts, also may terminate these arrangements and discontinue offering their shares to the Subaccounts. We will not make any changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.
Income, gains and losses, whether or not realized, from the assets in each Subaccount are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. The value of the assets in the Variable Account is determined at the end of each Valuation Date.
If investment in any particular Portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute a different investment option for any of the current Portfolios. The substituted investment option may have different fees and expenses. We will not make any substitutions without receiving any necessary approval of the SEC and state insurance departments, if applicable. You will be notified of any substitutions. Subaccounts may be opened, closed or substituted with regard to any of the following as of any specified date: 1) existing Accumulated Value; 2) future payments; and 3) existing and/or future Owners. Each Portfolio sells its shares to the Subaccounts pursuant to a participation agreement and may terminate the agreement and discontinue offering its shares to the Subaccounts.

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Investment Options
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In addition, we reserve the right to make other structural and operational changes affecting the Variable Account.
We do not guarantee any money you place in the Subaccounts. The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding Portfolio and fees and charges. You could lose some or all of your money.
Voting Privileges
To the extent required by law, we will vote the Portfolio’s shares held in the Subaccount at regular and special shareholder meetings of the Portfolio in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the Portfolio’s shares in our own right, we may elect to do so.
Before the Annuity Date, the Contract Owner shall have the voting interest with respect to Portfolio’s shares attributable to the Contract.
The number of votes which a Contract Owner or person entitled to receive annuity payments has the right to instruct will be calculated separately for each Subaccount. The number of votes which each Contract Owner has the right to instruct will be determined by dividing a Contract’s Accumulated Value in a Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. The number of votes that each person entitled to receive annuity payments has the right to instruct will be determined by dividing the Contract’s reserves in a Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Portfolio which the Contract Owner or person entitled to receive annuity payments has the right to instruct will be determined as of the date coincident with the date established by the Portfolio for determining shareholders eligible to vote at the meeting of the Portfolio. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Portfolio.
Any Portfolio shares held in the Subccount for which we do not receive timely voting instructions, or which are not attributable to Contract Owners, will be voted by us in proportion to the instructions received from all Contract Owners. Any Portfolio shares held by us or our affiliates in General Accounts will, for voting purposes, be allocated to all separate accounts of ours and our affiliates having a voting interest in that Portfolio in proportion to each such separate account’s votes. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.
Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Portfolio.
Voting privileges are not applicable to the Fixed Account.
Fixed Account
On or before the Annuity Date, you may allocate the premiums paid under the Contract and transfers from the accumulated value in other investment options to the Fixed Account. Any amounts allocated to the Fixed Account are invested with our General Account assets. Interest will be credited on premiums allocated to the Fixed Account and on amounts transferred to the Fixed Account from the date of allocation or transfer. The initial interest rate for each such allocation or transfer is guaranteed for 12 months, and subsequent interest rates will not change more frequently than every 12 months. Interest will be compounded daily and will never be less than the Fixed Account Guaranteed Interest Rate shown in your Contract. Interest guarantees are subject to Thrivent Financial’s claims-paying ability. The last-in, first-out accounting method will be used for partial surrenders, transfers, and transfer charges. Please see The Contract-Transfers of Accumulated Value for more information on transferring from the Fixed Account.

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Investment Options
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A Maintenance of Solvency provision is a legal requirement of a fraternal benefit society. Please see Maintenance of Solvency for more information.

The Maintenance of Solvency provision applies to the Fixed Account in this Contract. The provision is only invoked in the event the reserves of our fraternal benefit society become impaired. If our reserves become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. If the payment is not made, it will be charged as a debt against the Contract with an interest rate of 5% per year. You may choose an equivalent reduction in benefits instead of or in combination with the debt. Any indebtedness and interest charged against the Contract, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary, or collateral assignee under the Contract.
Additional Information about the Fixed Account
Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (“1933 Act”), and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940 (“1940 Act”). Accordingly, the Fixed Account is generally not subject to the provisions of the 1933 or 1940 Acts. Disclosures regarding the Fixed Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses.

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The Contract
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Purchasing a Contract
You purchase a Contract by submitting an application to us through one of our financial representatives who is also a registered representative of Thrivent Investment Management Inc. Contracts are offered to members and people eligible for membership. This prospectus contains all material provisions of the Contract and any variations are pursuant to state law. In your application you select the features of your Contract, including:
♦	The amount of your initial premium must be at least $100,000.
♦	How you want your premiums allocated among the Subaccount(s), and/or the Fixed Account. We reserve the right to limit the number of allocations to subaccounts.
♦	Whether you want an optional death benefit rider.
♦	The beneficiary or beneficiaries you want to receive the benefit payable upon the death of the Annuitant.
♦	Premium amounts of $1 million or greater will require prior approval, and we reserve the right to limit the total amount of all premiums paid on the Contract to $1 million. We reserve the right to decline future applications if the premium on an Owner’s and/or Annuitant’s Contract is $1 million or greater. We reserve the right to decline applications that do not meet issue and suitability guidelines.
Processing Your Application
We will process your application when we receive it. Your Contract’s Date of Issue is generally the date you sign the application. If we determine that the application is not in good order, we will attempt to complete it within five business days. If the application is not complete at the end of this period, we will tell you the reason for the delay and we will return the initial premium unless you specifically consent to our keeping it until the application is complete.
Allocation of Premiums
We will allocate your initial premium among the Subaccount(s) and/or the Fixed Account according to your application. Any amount of your initial premium which you allocate to a Subaccount will be credited to your Contract with a number of Accumulation Units of that Subaccount based on the Subaccount’s Accumulation Unit Value at the end of that Valuation Period. Subsequent allocations to a Subaccount will be credited with a number of Accumulation Units of that Subaccount based on the Subaccount’s Accumulation Unit Value at the end of the Valuation Period when the allocation is made. See Subaccount Valuation.
The allocation percentages that you select must be in whole numbers and their sum must be 100%. We reserve the right to adjust allocation percentages to eliminate fractional percentages. Premiums that you pay after the initial premium are allocated at the end of the Valuation Period in which we receive them using the allocation percentages specified in your application. You may change the allocation percentages for future premiums without charge and at any time by giving us Written Notice or by telephone if you have that authorization. Unless specifically designated otherwise, any change will apply to all future premiums unless you request another change.
The values in the Subaccounts of the Variable Account will vary with the investment experience of the corresponding Portfolios. You bear the entire investment risk of the amounts allocated to Subaccounts of the Variable Account. You should periodically review your allocations of premiums in light of market conditions and your overall financial objectives.
Free Look Period
After you receive your Contract, you have a “free look” period of 10 calendar days (some states require a longer free look period, which will be indicated in your Contract) to decide if you want to keep it. If you decide to cancel the Contract within the free look period, you may do so by returning the Contract and providing Notice of cancellation to our Service Center or a financial representative. Once we receive the Contract and notice of cancellation, we will cancel the Contract and refund to you an amount equal to the Accumulated Value. The Accumulated Value may be more or less than your premium payment depending upon the investment performance. This means you bear the risk of any decline in your Accumulated Value until we

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receive your Contract and notice of cancellation. However, in certain states we must return your premium payment, if greater.
In addition to the “free look” period described, if your Contract is an IRA and you revoke it within 7 days after initially receiving the IRA disclosure, we will refund all premiums that you have paid regardless of the state in which the Contract was issued. If the Accumulated Value is higher, you have the right to receive the Accumulated Value in lieu of the initial premium payment. If you receive the higher Accumulated Value we will issue you a tax form for the earnings.
Accumulated Value of Your Contract
On or before the Annuity Date, your Contract’s value is expressed as its Accumulated Value. Your Contract’s Accumulated Value is the sum of the accumulated values in Subaccounts and the Fixed Account.
Your Contract’s Accumulated Value will reflect the investment experience of the chosen Subaccounts, any amount of value in the Fixed Account, any premiums that you pay, any surrenders you make, and any charges we assess in connection with the Contract. There is no guaranteed minimum Accumulated Value, and, because a Contract’s Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.
Subaccount Valuation
On any Valuation Day, the Accumulated Value of your investment in a Subaccount is equal to the number of Accumulation Units attributable to that Subaccount multiplied by the Accumulation Unit Value for that Subaccount. On any day that is not a Valuation Day, the Accumulated Value for a Subaccount will be determined on the next Valuation Day.
Accumulation Units. Transactions in and out of a Subaccount are made by crediting or reducing the number of Accumulation Units of the Subaccount in your Contract.
We credit your Contract with Accumulation Units of a Subaccount when:
♦	You allocate premiums to that Subaccount;
♦	You transfer Accumulated Value into that Subaccount from another Subaccount or the Fixed Account;
♦	Your Spouse is the sole beneficiary and elects to continue the Contract after your death, and the excess of the death benefit over the Accumulated Value is allocated to the Subaccount. For Federal Tax purposes, the term Spouse refers to an individual lawfully married to another individual.
We reduce the Accumulation Units in a Subaccount when:
♦	You transfer Accumulated Value out of that Subaccount into another Subaccount, or the Fixed Account;
♦	You make a surrender from that Subaccount;
♦	Transfer charges are applied against the Subaccount;
♦	Expenses for optional death benefit rider (if applicable) are applied against the Subaccounts.
Accumulation Unit Value
A Subaccount’s Accumulation Unit Value for your Contract is the unit price that is used whenever we credit or reduce Accumulation Units of the Subaccount. Accumulation Unit Values may increase or decrease at the end of each Valuation Period. We re-determine the Accumulation Unit Value for each Subaccount at the end of each Valuation Period. At the end of each Valuation Period, the Accumulation Unit Value for a Subaccount is equal to (1) multiplied by (2) where:
(1)Is the Accumulation Unit Value for that Subaccount at the end of the prior Valuation Period.
(2)The Net Investment Factor for accumulation unit values for the subaccount for that period.
Accumulation unit values are determined at the end of each Valuation Period before the transfer or allocation of any amounts to or from the subaccounts. The accumulation unit values may increase or decrease on each Valuation Day.

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The Contract
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Net Investment Factor
The Net Investment Factor for a Subaccount measures investment performance of that Subaccount. The Net Investment Factor for a Subaccount for a Valuation Period is determined by dividing (1) by (2) and then subtracting (3) and (4) where:
(1)Is the sum of:
(a)The net asset value per share of the corresponding Portfolio at the end of the Valuation Period; plus
(b)The per share amount of any dividend or capital gain distribution made by the Portfolio if the “ex-dividend” date occurs during the Valuation Period; plus or minus
(c)A per share charge or credit for any taxes reserved for that we determine to be a result of the investment operation of the Portfolio.
(2)Is the net asset value per share of the corresponding Portfolio of the Subaccount at the end of the prior Valuation Period.
(3)Is the charge for mortality and expense risks that we deduct for each day in the Valuation Period and is based upon the daily Accumulated Value in each subaccount. This charge may also be based upon the total Accumulated Value in the Subaccounts and is guaranteed not to exceed, on an annual basis, the Maximum Annual Mortality and Expense Risk Charge. An optional death benefit rider charge and fund facilitation fee may also apply.
(4)Is the charge for any Subaccount fee that reduces the Net Investment Factor. We deduct this charge for each day in the Valuation Period based on the daily Accumulated Value in the Subaccount.
Death Benefit Before the Annuity Date
Your Contract provides for a death benefit if the Annuitant’s death, or the death of the first Annuitant if this contract has two Annuitants, occurs before the Annuity Date and the Accumulated Value is greater than zero. After the Annuity Date, amounts payable, if any, depend upon the terms of the settlement option. The amount of the Death Proceeds is the sum of (1) and (2) where:
(1)Is the greatest of:
(a)The Accumulated Value;
(b)The Standard Death Benefit; and
(c)The Death Proceeds under the Maximum Anniversary Death Benefit Rider, if applicable;
(2) Is the sum of any MADB Charges deducted prior to the death of the Annuitant, if that death occurs before the first Contract Anniversary. Otherwise, zero.
We calculate the death benefit at the end of the Valuation Period during which we receive at our Service Center due proof of the death of an Annuitant. Any amount of the death benefit in excess of the Accumulated Value will be allocated to the Subaccounts and/or the Fixed Account according to the ratio of the Accumulated Value in each to the Accumulated Value of the Contract. Once calculated, Death Proceeds may continue to be subject to the investment experience of the Subaccounts. When based on the investment experience of the Subaccounts, Death Proceeds may increase or decrease daily and are not guaranteed for a minimum dollar amount. Only when the beneficiary provides the claim form and all claim requirements in good order will that beneficiary’s share of the Death Proceeds be removed from the market so that claim payment can be made. In the case of multiple beneficiaries, we must receive a completed form from each beneficiary. We process each claim independently. Surrender charges do not apply to Death Proceeds.
Standard Death Benefit
A Standard Death Benefit is payable if the Annuitant dies before the Annuity Date. The Standard Death Benefit is equal to the adjusted sum of premiums as follows:
(1) As of the day a premium is received by us, the sum is increased by the amount of that premium.

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The Contract
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(2) As of the day a partial surrender is taken, the sum is decreased by the same proportion as the Accumulated Value was decreased by the amount taken.
If this contract has been continued by a Spouse on any date after the Exchange Date, the adjusted sum of premiums will be determined using only premiums paid and Partial Surrenders taken on or after the Exchange Date. The Accumulated Value on the Exchange Date will be deemed a premium paid on that date for the purposes of this provision.
Maximum Anniversary Death Benefit Rider
If you purchase this rider, on any day before the first Contract Anniversary, the MADB is equal to the Standard Death Benefit.
On any day during the period beginning on the first Contract Anniversary and ending on the Contract Anniversary nearest the Annuitant’s 85th birthday (or, if there are two Annuitants, the Contract Anniversary nearest the older Annuitant’s 85th birthday), the MADB is the greatest of the Anniversary Death Benefits determined as of that day for each Contract Anniversary. The anniversary death benefit for a Contract Anniversary is the Accumulated Value on that anniversary adjusted as follows for any premiums paid and any partial surrenders taken after that anniversary:
(1)As of the day a premium is received by us, the benefit is increased by the amount of that premium.
(2)As of the day that a partial surrender is taken, the benefit is decreased by the same proportion as the Accumulated Value was decreased by the amount taken.
On any day after the Contract Anniversary nearest the Annuitant’s 85th birthday (or if there are two Annuitants, the Contract Anniversary nearest the older Annuitant’s 85th birthday), the MADB is equal to the amount calculated above on the anniversary nearest the 85th birthday, adjusted for any premiums paid and any partial surrenders taken after that anniversary.
If this Contract has been continued by a Spouse, then:
(1) For the sole purpose of calculating the MADB, the first Contract Anniversary on or after the Exchange Date will be deemed to be the first Contract Anniversary of this Contract; and
(2) The amount will be the greatest of the Anniversary Death Benefits calculated only for Contract Anniversaries on or after the Exchange Date.
This Maximum Anniversary Death Benefit Rider is not available if any Annuitant’s Issue Age (age nearest) is 75 or more. The benefit is only payable if the Annuitant dies before the Annuity Date. This rider will terminate on the earliest of the following:
(1) The date this contract terminates.
(2) The date we receive due proof of death of an Annuitant, except if this contract is continued by the Annuitant’s Spouse and the Exchange Date is before the Contract Anniversary nearest the Spouse’s 85th birthday.
(3) The date the Accumulated Value is reduced to zero.
(4) The date we receive your Notice to cancel this rider.
Death of an Owner Before the Annuity Date
If you are an owner, but not the Annuitant, you may name a successor owner who will become an owner of this Contract if you die before any Annuitant and before the Annuity Date. If you do not name a successor owner or no successor owner survives you, then your estate will become an owner if you die before any Annuitant and before the Annuity Date. If an owner who is not the Annuitant dies before any Annuitant and before the Annuity Date, the Cash Surrender Value will be paid within five years of the date of the owner’s death to the surviving owners in proportion to each owner’s percentage of ownership. We will pay the Cash Surrender Value to the surviving owners in proportion to each owner’s percentage of ownership.
The Cash Surrender Value on any day is the greater of:
1) the Accumulated Value minus any Surrender Charge; and

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2) the minimum value required by section 7 of the Model Variable Annuity Regulation, Model #250.
There is no Cash Surrender Value if the Accumulated Value is zero.
In lieu of receiving the Cash Surrender Value as a lump sum, owners may receive proceeds according to settlement provisions. If your Spouse is the sole surviving owner, then the Spouse may elect, in lieu of receiving the Cash Surrender Value and to the extent permitted by law, to continue this Contract in force as the owner. This election by a Spouse may be made only once in this Contract.
The Cash Surrender Value payable under this provision will be calculated at the end of the Valuation Period during which we receive proof of death. Once calculated, the Cash Surrender Value may continue to be subject to the investment experience of the Subaccounts. When based on the investment experience of the Subaccounts, the Cash Surrender Value may increase or decrease daily and is not guaranteed as to minimum dollar amount.
Spouse Election to Continue the Contract
If an Annuitant dies before annuity payments begin and that Annuitant’s Spouse is the sole primary beneficiary, he or she may, to the extent permitted by law, elect to continue the Contract in force, in which case the surviving Spouse will become and be treated as the Annuitant and owner effective on the date that the death proceeds are calculated (“Exchange Date”). Any amount of Death Proceeds in excess of the Accumulated Value of the Contract will be allocated to the Subaccounts and the Fixed Account according to the ratio of the Accumulated Value in each to the Accumulated Value of the Contract.
If an election to receive Death Proceeds or to continue the Contract is not made within 60 days, the surviving Spouse will be deemed to have elected to continue the Contract effective on the Exchange Date. The Spouse will have 60 days from the date we receive proof of your death in which to elect to receive proceeds or to continue the Contract.
If the surviving Spouse elects to continue the Contract, the Standard Death Benefit and any optional death benefits will be determined according to your Contract based on the Accumulated Value on the Exchange Date. In addition, if there was Dollar Cost Averaging of the Fixed Account on the Contract, this feature will continue on the Contract of the surviving Spouse.
Death of Annuitant After the Annuity Date
If the Annuitant dies while we are paying you an annuity income under a settlement option, any amounts payable will depend on the terms of the settlement option. See Annuity Provisions—Settlement Options.
Surrender
On or before the Annuity Date while the Annuitant is living, you may surrender your Contract for its Cash Surrender Value or you may request a partial surrender or systematic partial surrender by completing an approved surrender form and sending it to our Service Center. The surrender or partial surrender will not be processed until we receive your surrender request at our Service Center in good order. If we receive your surrender request before the close of regular trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, it will receive that day’s valuation.
Any surrender which you request will be made at the end of the Valuation Period during which the requirements for surrender are completed. We will pay you the proceeds from a surrender within seven days after the surrender is made.
The Cash Surrender Value of your Contract will be equal to the Accumulated Value of your Contract decreased by any surrender charge. See Charges and Deductions—Surrender Charge.
When you request a partial surrender, you specify the amount that you want to receive as a result of the surrender. The partial surrender may be any amount which: (1) is at least $200 (except when used to pay premiums on a Thrivent Contract); (2) does not exceed the Accumulated Value; and (3) does not reduce the remaining Accumulated Value in the Contract to less than $10,000.

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If the amount you request as a partial surrender would reduce the remaining Accumulated Value to less than $10,000, we may contact you to determine whether you would like a partial surrender of an amount that would result in remaining Accumulated Value of at least $10,000 or whether instead you would like to make a full surrender of your Contract.
If there is no surrender charge, or tax withholding associated with the surrender, the amount surrendered will be the amount that you request to receive. Otherwise, the amount surrendered will be the amount necessary to provide the amount requested after we apply the surrender charge, and any tax withholding.
When you request a partial surrender, we will allocate the partial surrender among the Subaccounts and the Fixed Account according to the ratio for the Contract of the Accumulated Value in each Subaccount, and the Fixed Account to the Accumulated Value of the Contract. Amounts surrendered from a Subaccount will be done by reducing Accumulation Units of that Subaccount.
After the Annuity Date, your Contract does not have an Accumulated Value that can be surrendered. However, surrender may be allowed under certain settlement options. See Annuity Provisions—Settlement Options.
You must have a Medallion Signature Guarantee if you want to surrender or withdraw a value of $500,000 or more. Certain surrender requests of less than $500,000 require either a Medallion Signature Guarantee, a notarized signature, or an attestation of your signature by a Thrivent registered representative. These authentication procedures are designed to protect against fraud. Such an authentication procedure may be required for:
♦	Surrender of a value of $100,000 or more;
♦	Request to withdraw or surrender if there has been a change of address on the account within the preceding 15 days; and
♦	Certain other transactions as determined by us.
A Medallion Signature Guarantee is a stamp provided by a financial institution that guarantees your signature. You sign the Thrivent Financial approved form and have the signature(s) guaranteed by an eligible guarantor institution such as a commercial bank, trust company, brokerage firm, credit union, or a savings bank participating in the Medallion Signature Guarantee Program. We may waive the Medallion Signature Guarantee in limited circumstances. A Notary Public is an individual who is authorized to authenticate signatures and can be found in law firms or many of the same places that an individual who provides Medallion Signature Guarantees can be found. Attestation by a financial representative requires the verification and witness of your signature by a Thrivent Financial representative. A partial surrender or surrender may result in adverse tax consequences, including the imposition of a 10% federal premature distribution penalty. For all surrenders, you should consider the tax implications of a surrender before you make a surrender request. See Federal Tax Status.
For more complete instructions pertaining to your individual circumstances, please contact our Service Center at (800) 847-4836.
Transfers of Accumulated Value
After the first allocation date and before the Annuity Date while an Annuitant is still living, you may request the transfer of all or a part of your Contract’s Accumulated Value among the Subaccounts and the Fixed Account. You can request a transfer by giving us Notice.
We will process your transfer request prior to the close of regular trading on the New York Stock Exchange (generally 4 p.m., Eastern time) at the close of business that same day. Requests received after the close of the New York Stock Exchange are processed the next Valuation Day. If you request a transfer to or from a Subaccount, we will credit or reduce your Accumulation Units of the chosen Subaccount. Transfers are subject to the following conditions:
♦	The total amount transferred from a Subaccount or the Fixed Account must be at least $200. However, if the total value in a Subaccount or the Fixed Account is less than $200, the entire amount may be transferred.

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♦	The amount transferred from the Fixed Account in any Contract Year may not exceed the greater of $10,000 and 50% of the Accumulated Value in the Fixed Account, excluding any Accumulated Value in the DCA Fixed Account, at the time the first transfer is made in that Contract Year.
♦	You may make 24 free transfers in any Contract Year. For each transfer in excess of 24 (excluding automatic transfers made through dollar cost averaging or asset rebalancing), we will charge you $25. We consider all amounts transferred in the same Valuation Period to be one transfer for purposes of this charge. It is not dependent upon the number of originating or destination Subaccounts. We reserve the right to limit the number of transfers you make in any Contract Year.
Transfers may also be subject to any conditions that the Portfolio whose shares are involved may impose.
Frequent Trading Policies
Because short-term or frequent transfers, purchases and redemptions of Contract value among Subaccounts pose risks to Contract Owners, we place limits on frequent trading practices. Such risks include potentially impaired investment performance due to disruption of portfolio management strategies, increased transactions costs, and dilution of fund shares (and therefore unit values) thereby negatively impacting the performance of the corresponding Subaccount.
We have policies and procedures to discourage frequent transfers of value among Subaccounts. We use reasonable efforts to apply the policies and procedures uniformly. Several different tactics are used to detect and prevent excessive trading within the Subaccounts.
As described in this section, we impose a fee if the transfers made within a given time period exceed a maximum contractual number. See Fee and Expense Tables.
We also use a combination of monitoring Contract Owner activity and further restricting certain Contract Owner transfers based on a history of frequent transfers among Subaccounts. When monitoring Contract Owner activity, we may consider several factors to evaluate transfer activity including, but not limited to, the amount and frequency of transfers, the amount of time between transfers and trading patterns. In making this evaluation, we may consider trading in multiple contracts under common ownership or control.
Exceptions may apply to Dollar Cost Averaging, automatic investment plans, systematic withdrawal plans or non-abusive re-balancing. We reserve the right, in our sole discretion, to identify other trading practices as abusive.
If we determine that you are engaging in excessive trading activity, we will request that you cease such activity immediately. If we determine that you are continuing to engage in excessive trading, we will restrict your Contract so that you can make transfers on only one business day each calendar month and any such transfers must be separated by at least 20 calendar days. We reserve the right to reject or restrict any transfer request, without notice for any reason.
In addition, the underlying Portfolios may have adopted restrictions designed to discourage frequent trading practices, and we reserve the right to enforce these policies and procedures.
Although we seek to deter and prevent frequent trading practices, there are no guarantees that all activity can be detected or prevented. Contract Owners engaging in such trading practices use an evolving variety of strategies to avoid detection and it may not be possible for operational and technological systems to reasonably identify all frequent trading activity. Contract Owners still may be subject to their harmful effects if Thrivent Financial is unable to detect and deter abusive trading practices.
Dollar Cost Averaging
You may choose one of two different dollar cost averaging programs that allow you to have automatic periodic transfers made to one or more Subaccounts other than the Fixed Account. Dollar cost averaging is generally suitable if you are making a substantial premium payment to your Contract and desire to control the risk of investing at the top of a market cycle. Either dollar cost averaging program allows such

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The Contract
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investments to be made in equal installments over time in an effort to reduce such risk. Dollar cost averaging does not guarantee that your Contract’s Accumulated Value will gain in value, nor will it protect against a decline in value if market prices fall. However, it can be an effective strategy to help meet your long-term goals. The dollar cost averaging programs you may participate in are described below.
Dollar Cost Averaging from the Fixed Account. At the time of Application only, you may dedicate a premium of at least $10,000 to be allocated to a one-year allocation in the Fixed Account (the “DCA Fixed Account”) for automatic monthly transfers to one or more Subaccounts. You may not transfer to the Fixed Account in the dollar cost averaging program. The amount allocated to the DCA Fixed Account may be credited with a higher interest rate that will be determined when the payment is received and will be guaranteed for the duration of the one-year period. Dollar cost averaging from the Fixed Account may not be added after your Contract is issued.
One-twelfth of the amount you allocate to the DCA Fixed Account will be transferred to the designated Subaccounts when we allocate your initial premium, and subsequent transfers will be made on the same date each month for the next 11 months. If that date falls on a date at the end of the month, such as the 29th, 30th, or the 31st and the subsequent month does not have a comparable date, we will process the transfer on the last business day of the month. If the date falls on a weekend the transfer will be processed on the following business day. The amount of the transfer each month will be equal to the accumulated value in the DCA Fixed Account divided by the number of automatic transfers remaining. If you terminate the automatic transfers before the twelfth transfer is made, the accumulated value in the DCA Fixed Account will be transferred to the Thrivent Money Market Subaccount unless you request that it be transferred to a different Subaccount.
Money Market Dollar Cost Averaging
You may establish a dollar cost averaging program to make periodic transfers of at least the minimum amount required from the Thrivent Money Market Subaccount to one or more of the Subaccounts, not the Fixed Account. If the remaining amount to be transferred drops below the amount you established, the entire remaining balance will be transferred on the next transfer date and the dollar cost averaging program will terminate. Transfers will be made automatically on the date you choose (except the 29th, 30th, or 31st of a month). Transfers will continue until the entire amount in the Money Market Subaccount has been depleted or until you notify us to discontinue the program. In order to begin, terminate or resume the program, we must receive Notice.
Asset Rebalancing
On or before the Annuity Date, you may participate in an optional asset rebalancing program that allows you to elect a specific asset allocation to maintain over time. You may not include the Fixed Account in the asset rebalancing program. If you make additional premium payments or transfers into a Subaccount that was not previously included in the asset rebalancing program, those amounts will not be subject to rebalancing unless you revise your asset rebalancing program. You may select any date to begin the asset rebalancing program (except the 29th, 30th, or 31st of a month) and whether to have your Subaccounts reallocated quarterly, semiannually or annually. The sum of the rebalancing percentages must be 100% and each rebalancing allocation percentage must be a whole number not greater than 100%. The rebalancing will be done after all other transfers and allocations to or from the Subaccounts for the Valuation Day. To participate in the asset rebalancing program, complete the Asset Rebalancing Form at the time of your application or call 1-800-THRIVENT (1-800-847-4836) to request an Asset Rebalancing Form. To terminate the asset rebalancing program, you must provide Written Notice to us. The program will not terminate automatically by transferring your allocations to another Subaccount or combination of Subaccounts.
Telephone and Online Transactions
You may perform certain transactions online or over the telephone.
We have adopted reasonable security procedures to ensure the authenticity of instructions, including requiring identifying information, recording telephone conversations and providing written confirmations of

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The Contract
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transactions. Nevertheless, we honor telephone instructions from any person who provides the correct identifying information. Be aware that there is a risk of possible loss to the Owner if an unauthorized person uses this service in the Owner’s name. Thrivent Financial disclaims any liability for losses resulting from such transactions by not having been properly authorized. However, if Thrivent Financial does not take reasonable steps to help ensure that such authorizations are valid, Thrivent Financial may be liable for such losses. Certain circumstances may prevent you from conducting transactions including but not limited to the event of a disaster, equipment malfunction, or overload of telephone system circuits. Should circumstances prevent you from conducting a telephone or online transaction, we recommend you provide us with a written request. If due to malfunction or other circumstances, the recording of the Contract Owner’s telephone request is incomplete or not fully comprehensible, we will not process the transaction. We reserve the right to suspend or limit telephone transactions.
Owners can go online at www.thrivent.com to conduct online transactions or call the Service Center at (800) 847-4836 for telephone transactions.
Timely Processing
We will process all requests in a timely fashion. Requests received in good order prior to 4:00 p.m. Eastern Time (or sooner if the NYSE closes prior to 4:00 p.m. Eastern Time) on a Valuation Day will use the Accumulation Unit Value as of the close of regular trading on the NYSE on that Valuation Day. We will process requests received after that time using the Accumulation Unit Value as of the close of regular trading on the NYSE of the following Valuation Day. An online transaction payment will be applied on the effective date you select. This date can be the same day you perform the transaction as long as the request is received prior to 4:00 p.m. Eastern Time. The effective date cannot be a date prior to the date of the online transaction.
Once we issue your Contract, we will process payment of any amount due from any Subaccount within seven calendar days after we receive Notice. Payment may be postponed if the NYSE is closed. Postponement may also result for such other periods as the SEC may permit. Payment from the Fixed Account may be deferred up to six months.
Assignments
Assignment is the transfer of Contract ownership from one party to another. If the Contract was issued in a Qualified Plan, then before the Annuity Date:
♦	You may transfer ownership to a trust, custodian, or employer, unless the plan is governed by Sections 408 or 408A of the Internal Revenue Code.
♦	If the Contract Owner is a trust, custodian or employer, then the Contract Owner may transfer ownership to the Annuitant.
♦	Except as described above, the Contract may not be sold, assigned, discounted or pledged as collateral for a loan or as security for performance of an obligation or for any other purpose to any person other than us.
If the Contract is not used in a Qualified Plan, then, before the Annuity Date, ownership may be transferred subject to our approval, except that joint Annuitants who are also joint owners may not transfer ownership to a natural person, and the Contract may be assigned as collateral.
We must receive and approve any assignment request before it is effective. We are not responsible for the validity or effect of any assignment.
You should consider the tax implications of an assignment. See Federal Tax Status.
Contract Owner, Beneficiaries and Annuitants
The Annuitant is the owner of the Contract unless another owner is named in the application or ownership is transferred or assigned to another person. While an Annuitant is living and before the Annuity Date, the owner may exercise all of the owner’s rights under the Contract. If there are multiple owners, all must act in concert to exercise ownership rights.

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The Contract
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The Contract Owner may (subject to the eligibility requirements in the bylaws of Thrivent Financial) name a beneficiary to receive the death benefit or the annuity proceeds payable under the Contract. If the beneficiary is not living on the date payment is due or if no beneficiary has been named, the death benefit will be paid to the Contract Owner, if living, or otherwise to the Contract Owner’s estate.
No Beneficiary change shall take effect unless received by Thrivent Financial at its principal office or corporate headquarters. When it is received, any change shall take effect as of the date the request for beneficiary change was signed, as long as the request for change was mailed or actually delivered to Thrivent Financial while the insured was alive. Such beneficiary change shall be null and void where Thrivent Financial has made a good faith payment of the proceeds or has taken other action before receiving the change.

Charges and Deductions
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Surrender Charge
We do not deduct a sales charge when we receive a Premium Payment. However, we may assess a surrender charge for partial surrenders or surrenders that exceed the free surrender percentage.  We use this charge to cover certain expenses relating to the sale of the Contract. Each Premium Payment will have its own three year surrender charge schedule. For the purpose of determining the surrender charge:
(1) An accumulated premium is calculated for each premium paid on this Contract. Each premium is accumulated with its net gains and losses and reduced by its portion of surrenders so that the sum of all accumulated premiums equals the Accumulated Value;
(2) Surrenders reduce accumulated premiums in the order that the premiums were allocated to this Contract (first-in, first-out order); and
(3) The duration of each accumulated premium is the number of full years since that premium was allocated to this Contract.
The surrender charge schedule will be applied to the amount surrendered based on the duration of the accumulated premium(s) reduced by the surrender.
Surrender Charges
Premium Duration	Percentage Applied
1-year	2%
2-year	1%
3-year	1%
4-year	0%

If more than 3 years has elapsed since the last premium payment, there is no charge for making surrenders. In addition, during the 3 years since the last premium payment we will limit or waive surrender charges as follows:
♦	Surrenders Paid Under Certain Settlement Options. For surrenders that you make after Contract Year three, there is no surrender charge applied to amounts you elect to have paid under:
(1)A settlement option for a fixed amount or a fixed period (described under Annuity Provisions—Settlement Options) if the accumulation period and the payment period equal or exceed the longest remaining surrender charge period and the proceeds are not subsequently withdrawn.
(2)Options which involve a life income, described under Annuity Provisions—Settlement Options.

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Charges and Deductions
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For Florida contracts this provision applies after Contract Year one.
♦	Ten Percent Free Each Contract Year. In the first Contract Year, the amount is 10% of the Accumulated Value existing at the time the first surrender is made in that Contract Year. In subsequent years, the amount is 10% of the Accumulated Value existing at the start of that Contract Year. This “Ten Percent Free” is not cumulative.
♦	Confinement of the Annuitant or the Annuitant’s Spouse in a Hospital, Nursing Home, or Hospice. There is no surrender charge during or within 90 days after the end of the confinement of the Annuitant or the Annuitant’s Spouse in a licensed hospital, nursing home, or hospice, provided that the confinement begins after the Contract has been issued and continues for at least 30 consecutive days. We will require proof of confinement satisfactory to us.
♦	Terminal Illness of the Annuitant or the Annuitant’s Spouse. There is no surrender charge if the Annuitant or the Annuitant’s Spouse has a life expectancy of 12 months or less. We will require certification by a physician acting within the scope of his or her license and may require independent medical verification.
The limitations or waivers of surrender charges described above may not be available in all states. Certain surrenders are subject to a 10% Federal tax penalty on the amount of income withdrawn. See Federal Tax Status.
Partial surrenders from Contract’s for the payment of investment advisor fees may be subject to surrender charges unless one of the surrender charge waivers above apply.
If surrender charges are not sufficient to cover our sales expenses, we will bear the loss; conversely, if the amount of such charges proves more than enough, we will retain the excess. See Sufficiency of Charges below.
Mortality and Expense Risk Charge
We assume certain financial risks associated with the Contracts. Those risks are of two basic types:
♦	Mortality Risk. This includes our risk that (1) death benefits paid before the Annuity Date will be greater than the Accumulated Value available to pay those benefits, and (2) annuity payments involving life incomes will continue longer than we expected due to lower than expected death rates of the persons receiving them.
♦	Expense Risk. This is the risk that the expenses we incur with respect to the Contracts will exceed Contract charges.
As compensation for assuming these risks, we deduct a daily risk charge from the daily net assets in the Subaccounts. We guarantee that the mortality and expense risk charges for your Contract will never exceed the annual rates shown in the Fee and Expense Tables. The maximum charge as a percentage of daily net assets in the Subaccounts is 0.50% and the current charge is 0.40%. See the Fee and Expense Tables section.
If the risk charge is insufficient to cover the actual cost of the risks assumed by us, we will bear the loss. We will not reduce annuity payments to compensate for the insufficiency. If the risk charge proves more than sufficient, the excess will be profit available to us for any appropriate corporate purpose including, among other things, payment of sales expenses. See Sufficiency of Charges below.
Notwithstanding this charge, contract owners may be asked to add money under the Maintenance of Solvency provision described in General Provisions – Maintenance of Solvency section.
Maximum Anniversary Death Benefit (MADB) Rider Charge
The MADB charge is the charge for this rider. It is deducted quarterly, beginning three months after the Date of Issue, on the same day of the month as in the Date of Issue (or, if that day does not occur in that month, on the last day of the month). The MADB charge is deducted from the Fixed Account and the Subaccounts of the Variable Account on a pro rata basis.

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Charges and Deductions
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On the day of each deduction, the MADB charge is the MADB multiplied by the MADB charge rate divided by four. The MADB charge is calculated after any changes in the MADB or the MADB charge rate that may occur on that day. The maximum charge is 0.40% and the current charge is 0.20%. See the Fee and Expense Tables section.
We may change the MADB charge rate at any time. It will never exceed the Maximum MADB charge rate. If this rider terminates the MADB charge terminates.
Transfer Charge
You may make 24 free transfers in each Contract Year. On subsequent transfers (other than the dollar cost averaging and asset rebalancing programs), you will incur a $25 transfer charge. The transfer charge will be deducted from the amount transferred from the Subaccounts and Fixed Account according to the ratio of the amount transferred from each to the total amount transferred.
Surrender of Life Income Settlement Option with a Guaranteed Period
If we are making payments under a life income settlement option with a guaranteed period, an owner of the settlement option may elect to receive a lump sum instead of continuing payments while in the guaranteed period, unless the settlement option election was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%.
Fund Facilitation Fee
We may charge a Fund Facilitation Fee in order to make certain external portfolios available as investment options under the Contract. The Fund Facilitation Fee is charged as a percentage of daily Accumulated Value in each subaccount. The fee may vary by subaccount. The maximum and current Fund Facilitation Fees are in the Fee and Expense Tables.
Expenses of the Portfolios
Because the Subaccounts purchase shares of the Portfolios; the accumulation unit values of the Subaccounts will reflect the corresponding portfolio operating expenses or other expenses incurred by the Portfolio. See Fee and Expense Tables and the accompanying current prospectuses of the Portfolios.
Taxes
Currently, no charge will be made against the Variable Account for Federal income taxes. We may, however, make such a charge in the future if income or gains within the Variable Account will result in any Federal income tax liability to us. Charges for other taxes, if any, attributable to the Variable Account may also be made. See Federal Tax Status.
Sufficiency of Charges
If the amount of all charges assessed in connection with the Contracts as described above is not enough to cover all expenses incurred in connection therewith, we will bear the loss. Any such expenses borne by us will be paid out of our General Account which may include, among other things, proceeds derived from risk charges deducted from the Variable Account. Conversely, if the amount of such charges proves more than enough, we will retain the excess.
If our reserves become impaired, contract owners may be asked to add money under the Maintenance of Solvency provision described in General Provisions –Maintenance of Solvency section.

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Annuity Provisions
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Annuity Date
The Annuity Date stated in your Contract is the latest date on which we will begin paying you an annuity income. At issue, the Annuity Date is set to the Contract Anniversary when the oldest annuitant is age 95 under the Contract. At the Annuity Date stated in your Contract, we may, at our discretion, allow you to extend the Annuity Date.
Your Contract provides for a death benefit if the Annuitant dies before the Annuity Date. After the Annuity Date, amounts payable, if any, depend on the terms of the settlement option.
Annuity Income
The annuity income will be calculated using the cash surrender value on the Annuity Date. No surrender charge will be deducted from the portion of the amount surrendered which is paid under Option 2 or 3, provided that the payments will be made for at least as long as the greatest number of months remaining in any Surrender Charge schedule that otherwise would have applied; and the proceeds are not subsequently withdrawn. Surrender charges would also be waived for an election of Option 4 or 5.
We will pay you the annuity proceeds under a settlement agreement according to the annuity settlement option that you select. However, we will pay the proceeds in a single sum if the Accumulated Value on the Annuity Date is less than $2,000 or if you elect to receive the proceeds in a single sum. If we pay you proceeds in a single sum, your Contract will terminate on the Annuity Date.
If you have not selected either a settlement option or a single sum payment by the Annuity Date, we will pay proceeds of $2,000 or more using an annuity with (1) life income with 10-year guarantee period if one Annuitant is living on the Annuity Date, or (2) joint and survivor life income with a 10-year guarantee period if two Annuitants are living on the Annuity Date.
Settlement Options
You may elect to have your full proceeds ($2,000 or more) paid to you under an annuity settlement option or a combination of options.
Proceeds from death or surrender are payable in a lump sum unless otherwise provided. Instead of a lump sum, proceeds from death or surrenders of $2,000 or more may be paid under a settlement option by means of a settlement agreement that we will issue.
♦	Option 1 - Interest Income. The proceeds may be left on deposit. Interest earned may be paid in cash at regular intervals or left to accumulate at interest. We will pay interest at a rate not less than the guaranteed interest rate. All or part of these proceeds may be withdrawn upon request.
♦	Option 2 - Income of a Fixed Amount. We will pay Annuity Income of a fixed amount at agreed upon intervals. The fixed amount must not result in a payment period that exceeds 360 months. We reserve the right to require a fixed amount that results in a payment period of at least 60 months. Interest will be credited on the unpaid balance at a rate not less than the guaranteed interest rate. Income will be paid until the proceeds and interest are paid in full. After the first payment is made, this option may not be changed except as described in the Contract.
♦	Option 3 - Income for a Fixed Period. We will pay Annuity Income for a fixed period not to exceed 360 months. We reserve the right to require a fixed period of at least 60 months. Interest will be credited on the unpaid balance at a rate not less than the guaranteed interest rate. After the first payment is made, this option may not be changed except as described in the contract.
♦	Option 4 - Life Income with Guaranteed Period. We will pay Annuity Income for the lifetime of the Annuitant of the settlement agreement. A guaranteed period of up to 360 months may be elected. If the Annuitant dies during the guaranteed period, payments will be continued to the end of the period and will be paid to the agreement’s beneficiary. After the first payment is made, this option may not be changed except as described in of the contract. Income will

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Annuity Provisions
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not be less than an income based on the mortality table and guaranteed interest rate using the sex and adjusted age of the annuitant on his or her birthday nearest the date of settlement.
♦	Option 5 - Joint and Survivor Life Income with Guaranteed Period. We will pay Annuity Income as long as at least one of the two Annuitants of the settlement option agreement is alive. A guaranteed period of up to 360 months may be elected. If one Annuitant dies during the guaranteed period, payments will continue for the lifetime of the surviving Annuitant. Before the first payment is made under this option, a reduction factor may be elected which will reduce any payments made after the guaranteed period by the elected reduction factor if only one annuitant is then living. Payments made during the guaranteed period will be larger if a reduction factor is elected. If both Annuitants die during the guaranteed period, payments will be continued to the end of that period and will be paid to the agreement’s beneficiary. After the first payment is made, this option may not be changed except as described in the contract. Income will not be less than an income based on the mortality table and guaranteed interest rate using the sex and adjusted age of each Annuitant on his or her birthday nearest the date of settlement.
In addition to these settlement options, proceeds may be paid under any other settlement option that you request and to which we agree.
If we are making payments under a life income settlement option with a guaranteed period, an owner of the settlement option may elect to receive a lump sum instead of continuing payments while in the guaranteed period, unless the settlement option election was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%.
If an owner or Annuitant dies on or after the Annuity Date and before all of the annuity proceeds have been paid, we must pay any remaining annuity proceeds under the settlement option at least as rapidly as payments were being paid under that settlement option on the date of death.
Partial Annuitization
Federal tax law permits taxpayers to annuitize a portion of their annuity while leaving the remaining balance tax deferred. You may elect to have a portion of your proceeds ($2,000 or more) paid to you under an annuity settlement option or a combination of options. The settlement option(s) must be for a fixed amount or fixed period payable for at least ten years, or a single or joint life income with or without a guaranteed period. If this requirement is met, the settlement option and the tax-deferred balance will generally be treated as two separate contracts for income tax purposes only. Your after-tax premiums in your contract will be allocated pro-rata between the settlement option and the portion that remains deferred.
Frequency of Annuity Payments
Annuity payments under a settlement option will be paid at monthly intervals unless you and we agree to a different payment schedule. Payments under any settlement option must be in amounts at least as great as $50. If annuity payments would be or become less than $50, we may change the frequency of payments to intervals that will result in payments of at least $50.

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General Provisions
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Entire Contract
Your entire insurance Contract is comprised of:
♦	the Contract including any attached rider(s),if any, endorsements or amendments;
♦	the application attached to the Contract; and
♦	our Articles of Incorporation and Bylaws and all amendments to them. Benefits will not be reduced or eliminated by any future amendments to our Articles of Incorporation or Bylaws.
Postponement of Payments
We may delay payment of any surrender, death proceeds or annuity payment amounts that are in the Variable Account if:
(1)The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC, or
(2)An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account’s net assets.
Transfers and allocations of Accumulated Value to and from the Subaccounts of the Variable Account may also be postponed under these circumstances.
Premium Payments
Your payment must be in U.S. dollars drawn on a U.S. Bank. Thrivent does not accept cash, starter checks (checks without pre-printed registration), traveler’s checks, credit card, courtesy checks or most third-party checks. If you pay a premium by check, we require a reasonable time for that check to clear your bank before such funds would be available to you. This period of time will not exceed 15 days.
Date of Receipt
Except as otherwise stated herein, the date of our receipt of any Written Notice, premium payment, telephonic instructions or other communication is the actual date it is received at our Service Center in proper form unless received (1) after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or (2) on a date which is not a Valuation Day. In either of these two cases, the date of receipt will be deemed to be the next Valuation Day.
Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of federal law. Among other things, this program requires us, our financial representatives and customers to comply with certain procedures and standards that serve to ensure that our customers’ identities are properly verified and that premiums are not derived from improper sources. We reserve the right to verify any information received by accessing information maintained in databases internally or externally.
Applicable laws designed to prevent terrorist financing and money laundering might in certain circumstances, require us to block certain transactions until we receive authorization from the appropriate regulator.
Our anti-money laundering program is subject to change without notice to account for changes in applicable laws or regulations. We may also make changes as a result of our ongoing assessment of exposure to illegal activity.
Maintenance of Solvency
The maintenance of solvency provision is a legal requirement of a fraternal benefit society. The provision is only invoked in the event the reserves of a fraternal benefit society become impaired.
This provision applies only to values in the General Account. For the purposes of this product, that means the Fixed Account.
If our reserves become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. If the payment is not made, it will be charged as a debt against the Contract with an interest rate of 5% per

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General Provisions
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year. You may choose an equivalent reduction in benefits instead of or in combination with the debt. Any indebtedness and interest charged against the Contract, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary, or collateral assignee under the Contract.
Reports to Contract Owners
At least once each year we will send you a report showing the value of your Contract. The report will include the Accumulated Value and any additional information required by law. Values shown will be for a date no more than two months prior to the date we mail the report. We will mail your report to your last known address unless prior mailings have been returned undeliverable to us. We will make a reasonable effort in these situations to locate you in order to continue mailing your report and other related documents. Please notify the Service Center if your address has changed.
Gender Neutral Benefits
In 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that the application of sex-distinct actuarial tables to employees based upon their gender in calculating the amount of retirement benefits violates Title VII of the Civil Rights Act of 1963. Because of this decision, employer-sponsored retirement plans may not use sex-distinct actuarial annuity rates in determining benefits.
Generally, annuity payments described in this Prospectus are determined using sex-distinct actuarial tables based on the Annuitant’s gender. However, annuity payments will be based on a gender neutral basis for the following:
♦	Contracts used in an employer sponsored retirement plan;
♦	Contracts issued in Massachusetts (beginning January 1, 2009); and
♦	Contracts issued in Montana (beginning October 1, 1985).
Investment Advisor Fees
Withdrawals from non-qualified contracts for the payment of investment advisor fees will be considered taxable distributions from the Contract. In a series of Private letter Rulings, the Internal Revenue Service has determined that the payment of investment advisor fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:
♦	there was a written agreement providing for the payment of the fee solely from the annuity Contract, and
♦	the fees were paid solely from the annuity Contract to the advisor.

How to Contact Us
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Telephone:
1-800-847-4836
Internet:
Thrivent.com
New Applications:
Thrivent Financial
P.O. Box 8075
Appleton, WI 54912-8061
Additional Premiums (variable products):
Thrivent Financial
P.O. Box 8061
Appleton, WI 54912-8061
Transfers, Surrenders, or Partial Surrenders:
Thrivent Financial
P.O. Box 8075
Appleton, WI 54912-8075

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How to Contact Us
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Express Mail:
Thrivent Financial
4321 N. Ballard Road
Appleton, WI 54919-3400
For Wire Transfer Instructions,
Please contact 1-800-847-4836
Federal Tax Status
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General
The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and a qualified tax advisor should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.
This discussion does not address any federal estate or gift tax consequences, or any state or local tax consequences, associated with the Contract. In addition, we make no guarantee regarding any tax treatment—federal, state, or local—of any Contract or any transaction involving a Contract.
Tax Status of the Variable Account
The Variable Account is not separately taxed as a “regulated investment company” under the Code, but rather is treated as our separate account. Under current law, both the investment income and realized capital gains of the Variable Account are reinvested without taxation to us. However, we reserve the right in the future to make a charge against the Variable Account or the Accumulated Value of a Contract for any federal, state, or local income taxes that we incur and determine to be attributable to the Variable Account or the Contract.
Taxation of Annuities in General
The following discussion assumes that the Contract is not used in connection with a Qualified Plan.
Tax Deferral During Accumulation Period
In general, under current law, an increase in a Contract’s Accumulated Value is not taxable to the Contract Owner until received, either in the form of annuity income payments as contemplated by the Contract or in some other form of distribution. However, this rule applies only if: (1) the investments of the Variable Account are “adequately diversified” in accordance with Treasury Department regulations; (2) the Company, rather than the Contract Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; (3) the Contract Owner is an individual (or an individual is treated as the Contract Owner for tax purposes); and (4) the Contract’s Annuity Date is not unduly delayed.
Diversification Requirements. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be “adequately diversified.” If the Variable Account fails to comply with these rules, the Contract will not be treated as an annuity Contract for federal income tax purposes, and so the interest or earnings credited to the Contract’s Accumulated Value in any year will be includible in the contract owner’s income that year for federal tax purposes. We expect that the Variable Account, through the Fund, will comply with these rules.

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Federal Tax Status
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Ownership Treatment. In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account used to support their Contracts. In those circumstances, the account’s income and gains would be currently includible in the contract owners’ gross income. The Internal Revenue Service (the “IRS”) has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.
The ownership rights under the Contract are similar to, but different in certain respects from, the ownership rights described in IRS rulings in which the contract owners were determined not to be the owners of the assets of a segregated asset account. For example, the contract owner has the choice of more investment options to which to allocate premium payments and the Accumulated Value than were addressed in those rulings. These differences could result in the contract owner being treated as the owner of all or a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, we do not know what standards will be set forth in any further regulations or rulings which the Treasury Department or the IRS may issue. We therefore reserve the right to modify the Contract as necessary to attempt to prevent contract owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.
Contracts Not Owned by Individuals. As a general rule, Contracts held by “nonnatural persons” such as a corporation, trust, or other similar entity are not treated as annuity Contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Contract Owner during the taxable year. However, this rule generally will not apply to a Contract held by a trust or other entity which holds the Contract as an agent for a natural person. In addition, this rule will not apply to: (1) a Contract acquired by the estate of a decedent by reason of the death of the decedent; (2) Contracts used in connection with certain Qualified Plans; (3) Contracts purchased by employers upon the termination of certain Qualified Plans; (4) certain Contracts used in connection with structured settlement agreements; and (5) a Contract purchased with a single premium payment when the annuity starting date is no later than one year from the purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity income period.
The remainder of this discussion assumes that the Contract will be treated as an annuity Contract for federal income tax purposes.
Taxation of Partial and Full Surrenders
In the case of a partial surrender, the amount received is generally includible in income for federal tax purposes to the extent that the Accumulated Value of the Contract, before the partial surrender, exceeds the “investment in the Contract.” In the case of a full surrender, the amount received is includible in income to the extent that it exceeds the investment in the Contract. For these purposes, the investment in the Contract at any time equals the total of the premium payments made under the Contract up to that time less any amounts previously received from the Contract which were excludable from income. All amounts includible in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the lower rates currently applicable to long-term capital gains and corporate dividends.
Withdrawals from non-qualified Contracts for the payment of investment advisor fees are partial surrenders and may be taxable. Withdrawals from qualified Contracts for the payment of investment advisor fees will not be treated as taxable, as long as you set up systematic partial surrenders for the direct payment of the investment advisor fees. Additional administrative options for paying the investment advisor fees are also available.
Taxation of Annuity Income Payments
Normally, the portion of each annuity income payment includible in income for federal tax purposes is the excess of the payment over an exclusion amount. In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment, by (2) the

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Federal Tax Status
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ratio of the investment in the Contract allocated to our Fixed Account, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments. For this purpose, the expected number or amount of annuity income payments is determined by Treasury Department regulations which take into account the Annuitant’s life expectancy and the form of annuity benefit selected.
Once the total amount of the investment in the Contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction.
Income from annuities will be subject to the Medicare Tax on Investment Income. This tax will be imposed on individuals with a modified adjusted gross income (MAGI) of more than $200,000 and joint filers with an MAGI of more than $250,000. Generally, the tax rate will be 3.8% of the lesser of the net investment income or the amount the MAGI exceeds the threshold amount.
There may be special income tax issues present in situations where the Contract Owner and the Annuitant are not the same person and are not married to one another. In such situations a tax advisor should be consulted.
Tax Treatment of Death Benefit
Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of a Contract Owner or, in certain circumstances, the death of the Annuitant. If distributed in a lump sum, such death benefit proceeds are includible in income in the same manner as a full surrender, or if distributed under an annuity income option, such proceeds are includible in the same manner as annuity income payments.
After the Annuity Date, death proceeds are taxable and generally are included in the income of the recipient as follows:
♦	If payments from a life income with a guaranteed payment period are continued, they are taxed only after the remaining investment in the contract has been recovered.
♦	Other payments are taxed as annuity income payments.
♦	If distributed in a lump sum, they are taxed in the same manner as a full surrender.
Assignments, Pledges, and Gratuitous Transfers
Any assignment or pledge of (or agreement to assign or pledge) any portion of the Accumulated Value of the Contract is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the Contract is increased by the amount includible in income with respect to such an assignment or pledge. If a Contract Owner transfers a Contract without adequate consideration to a person other than the Owner’s spouse (or a former spouse incident to divorce), the Owner must include in income the difference between the Contract’s Accumulated Value and the investment in the Contract at the time of the transfer. In such a case, the transferee’s investment in the Contract is increased to reflect the amount includible in the transferor’s income.
Penalty Tax on Premature Distributions
Technically, the amount of any payment from the Contract that is includible in income is subject to a 10% penalty tax. However, this penalty tax does not apply to any payment: (1) received on or after the Contract Owner attains age 59 1⁄2; (2) attributable to the Contract Owner’s becoming disabled (as defined in the tax law); (3) made on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (4) that is part of a series of substantially equal periodic payments, not less frequently than annually, for the life or life expectancy of the Contract Owner or the joint lives or joint life expectancies of the Contract Owner and a designated beneficiary (as defined in the tax law); or, (5) made under a Contract purchased with a single premium payment when the annuity starting date is no later than one year from the purchase of the Contract and substantially equal periodic payments are made, not less frequently than

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Federal Tax Status
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annually, during the annuity period. For the purposes of substantially equal periodic payments, if there is a significant modification of the payment schedule before the later of the taxpayer reaching age 59 1⁄2 or the expiration of five years from the time the payment starts, the taxpayer’s income shall be increased by the amount of tax and deferred interest that otherwise would have been incurred.
Aggregation of Contracts
In certain circumstances, the IRS may determine the amount of any distribution from the Contract that is includible in income by combining some or all of the annuity contracts a person owns. For example, if a person purchases a contract and also purchases at approximately the same time another deferred annuity issued by us, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more contracts from us (or an affiliate) during any calendar year, all such contracts will be treated as one contract for purposes of determining the amount of any full or partial surrender that is includible in income. The effects of such aggregation are not always clear; however, such aggregation could affect the amount of a surrender or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.
Exchanges of Annuity Contracts
We may issue the Contract in exchange for all or part of another annuity contract. Such an exchange will be income tax free if certain requirements are satisfied (a 1035 Exchange). If the exchange is tax free, the investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional premium payment made as part of the exchange. If part of an existing contract is exchanged for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See “Aggregation of Contracts.”) You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract.
Qualified Plans
The Contracts also are designed for use with several types of Qualified Plans. When used in Qualified Plans, deferred annuities like the Contracts do not offer additional tax-deferral benefits, but annuities offer other product benefits to investors in Qualified Plans. Participants under such Qualified Plans as well as Contract Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contracts issued in connection with them. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.
The tax rules applicable to Qualified Plans, and to a Contract when used in connection with a Qualified Plan, vary according to the type of plan and the terms and conditions of the plan itself, and they take precedence over the general annuity tax rules described above. For example, for full surrenders, partial surrenders, and annuity income payments under Contracts used in Qualified Plans, there may be no “investment in the contract,” with the result that the total amount received may be includible in income. The includible amount is taxed at ordinary income tax rates, and a 10% penalty tax also may apply. Exceptions to this penalty tax vary depending on the type of Qualified Plan involved; in the case of an Individual Retirement Annuity (discussed below), exceptions comparable to those described above are available.
The following briefly describes certain types of Qualified Plans in connection with which we may issue a Contract.
Individual Retirement Accounts and Annuities. Section 408 of the Code permits eligible individuals to contribute to an Individual Retirement Account or an Individual Retirement Annuity (collectively known as an “IRA”). IRAs are subject to limits on the amounts that may be contributed and deducted, on the persons who may be eligible to do so, and on the time when distributions may commence. Also, subject to certain requirements discussed below, you may “roll over” distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

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Federal Tax Status
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Roth IRAs. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, “qualified distributions” (those that satisfy certain waiting and use requirements) from a Roth IRA will be excludable from income. Subject to certain restrictions, a distribution from an eligible employer-sponsored qualified plan may be directly moved to a Roth IRA. This movement is called a “qualified rollover contribution.”
Inherited IRAs. An inherited IRA (Traditional or Roth) is an IRA owned by a (i) nonspouse beneficiary of the original IRA owner or qualified retirement plan participant; (ii) a spouse beneficiary who elects to receive distributions from the deceased spouse’s IRA or qualified retirement plan as beneficiary rather than as owner; or (iii) any subsequent beneficiary. Contributions cannot be made to an inherited IRA. In addition, other funds cannot be co-mingled with an inherited IRA unless the funds are additional inherited IRA funds from the same original decedent and the same subsequent beneficiaries (if applicable). If there is a taxable portion of distributions, it is subject to ordinary income tax. There is no 10% penalty tax. Funds cannot be kept in an inherited IRA indefinitely. Distributions must occur under the Required Minimum Distribution rules, as they apply to inherited IRAs.
Federal Income Tax Withholding
We will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the payee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates applicable to the taxable portion of annuity income payments (other than eligible rollover distributions made in connection with Qualified Plans) are the same as the withholding rates generally applicable to payments of wages. Further, a 10% withholding rate applies to the taxable portion of non-periodic payments (including partial and full surrenders), and as discussed above, the withholding rate applicable to eligible rollover distributions is 20%. Whether or not federal income tax is withheld, the Contract Owner (or other applicable taxpayer) remains liable for payment of federal income tax on Contract distributions.

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Distribution of the Contracts
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Thrivent Investment Management Inc., 625 Fourth Avenue South, Minneapolis, Minnesota 55415, an indirect subsidiary of Thrivent Financial, is a registered broker-dealer and acts as principal underwriter and distributor of the Contracts pursuant to a distribution agreement with us. Thrivent Investment Management Inc. also acts as the distributor of a number of other variable annuity and variable life insurance contracts we offer.
The financial representative in this transaction is a duly licensed registered representative of Thrivent Investment Management Inc. and is also an appointed insurance producer of Thrivent Financial.
Our financial representatives sell almost exclusively insurance and annuity products of ours. It is more profitable for us and our affiliates if you purchase products issued by us instead of those issued by other insurance companies. As a result, we have a financial interest in the sale of the Contract, and an incentive to recommend that you purchase a contract issued by Thrivent Financial instead of a contract issued by another company. Sales of Thrivent Financial insurance products, which include variable annuity and variable life insurance contracts, help support our mission of service to congregations and communities. This gives both the organization and our members an opportunity to promote volunteerism, aid those in need, strengthen non-profit organizations and address critical Community needs.
No insurance commissions are paid to Thrivent Investment Management Inc., or its financial representatives. However, Thrivent Investment Management Inc., or its financial representative, may charge you an investment advisor or similar fee under an agreement you have with them independent of Thrivent Financial. Thrivent Investment Management Inc. determines the investment advisor fee rate that will be charged. However, the investment advisor fee rate may be negotiable under certain circumstances. There may be tax and Contract implications, including adverse effects on Contract benefits, if you have such fees withdrawn from the Contract.
In addition, compensation varies by product type. As a result, your financial representative in this transaction may have a financial incentive to recommend that you purchase one product instead of another.
Thrivent Financial receives additional compensation, sometimes referred to as “revenue sharing,” from certain variable investment trusts that are available investment options within this product.
From time to time and in accordance with applicable laws and regulations, financial representatives are eligible for various incentives. Sales of Contracts may help the financial representative in this transaction and/or his or her supervisors qualify for such incentives.

Legal Proceedings
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There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither Thrivent Financial nor Thrivent Investment Management Inc. is involved in any litigation that is of material importance in relation to their financial condition or that relates to the Variable Account.

Financial Statements
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The financial statements of Thrivent Financial and the Variable Account are contained in the Statement of Additional Information.
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Statement of Additional Information
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♦	Introduction
♦	Principal Underwriter
♦	Standard and Poor’s Disclaimer
♦	Independent Registered Public Accounting Firm and Financial Statements
You may obtain a copy of the SAI and all other documents required to be filed with the SEC without charge by calling us at 1-800-THRIVENT (1-800-847-4836), going online at thrivent.com, or by writing us at Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001.
You may obtain copies of the prospectus, SAI, annual report and all other documents required to be filed with the Securities and Exchange Commission at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling (202) 551-8090. Reports and other information about Thrivent Variable Annuity Account I are available on the Commission’s website at www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the Commission, U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, DC 20549.
Thrivent Variable Annuity Account I
1933 Act Registration No. 333-216125
1940 Act Registration No. 811-21111
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Please send me the Statement of Additional Information (SAI) for the:
THRIVENT ADVISORFLEX VARIABLE ANNUITYTM CONTRACT
THRIVENT VARIABLE ANNUITY ACCOUNT I

(Name)		(Date)

(Street Address)

(City)	(State)	(Zip Code)
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Appendix A—Condensed Financial Information
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The Contracts have not been previously offered so there is no condensed financial information relating to Accumulation Unit Values under the Contracts. The value of an Accumulation Unit is determined on the basis of the per share value of an underlying Portfolio less applicable Separate Account charges and the Fund Facilitation Fee, if applicable, and are deducted daily as part of the calculation of Accumulation Units. Information about the Separate Account charges and charges for the optional rider can be found in the “Fee and Expense” tables.
The financial statements of the Separate Account and Thrivent Financial can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the Contracts offered through the Separate Account. The financial statements of Thrivent Financial that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. Thrivent Financial’s financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.
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THRIVENT VARIABLE ANNUITY ACCOUNT I
Statement of Additional Information
Dated June 30, 2017
For
Flexible Premium Deferred Variable Annuity Contract
Issued by
THRIVENT FINANCIAL FOR LUTHERANS
Service Center:	Corporate Office:
4321 North Ballard Road Appleton, WI 54919-0001 Telephone: 800-847-4836 E-mail: mail@thrivent.com	625 Fourth Avenue South Minneapolis, MN 55415-1665 Telephone: 800-847-4836 E-mail: mail@thrivent.com
This Statement of Additional Information (“SAI”) is not a prospectus, but should be read in conjunction with the Prospectus dated June 30, 2017 (the “Prospectus”) for Thrivent Variable Annuity Account I (the “Variable Account”) describing an individual flexible premium deferred variable annuity AdvisorFlex contract (the “Contract”) being offered by Thrivent Financial for Lutherans (“Thrivent Financial”) to persons eligible for membership in Thrivent Financial.
Much of the information contained in this SAI expands upon subjects discussed in the Prospectus. A copy of the Prospectus may be obtained by writing to us at 4321 North Ballard Road, Appleton, Wisconsin 54919-0001, by calling 1-800-847-4836, or by accessing the Securities and Exchange Commission’s Web site at www.sec.gov.
Capitalized terms used in this SAI that are not otherwise defined herein shall have the meanings given to them in the Prospectus.
1

INTRODUCTION
The Contract is issued by Thrivent Financial. Thrivent Financial, a fraternal benefit society owned and operated for its members, was organized under Internal Revenue Code section 501(c)(8) and established in 1902 under the laws of the State of Wisconsin. Thrivent Financial is currently licensed to transact life insurance business in all 50 states and the District of Columbia. The Contract may be sold to or in connection with retirement plans that may or may not qualify for special federal tax treatment under the Internal Revenue Code. Annuity payments under the Contract are deferred until a selected later date.
Premiums will be allocated, as designated by the Contract Owner, to one or more Subaccounts of the Variable Account (a separate account of Thrivent Financial)or to the Fixed Account. The assets of each Subaccount will be invested solely in a corresponding Portfolio of Thrivent Series Fund, Inc. (a “Fund”), which is an open-end management investment company (commonly known as a “mutual fund”), or the external Portfolios listed in the Prospectus. The prospectuses for the Fund that accompanies the Prospectus describe the investment objectives and attendant risks of the Portfolios.
Additional Subaccounts (together with the related additional Portfolios) may be added in the future. The Accumulated Value of the Contract and, except to the extent fixed amount annuity payments are elected by the Contract Owner, the amount of annuity payments will vary, primarily based on the investment experience of the Portfolios whose shares are held in the Subaccounts designated. Premiums allocated to the Fixed Account will accumulate at fixed rates of interest declared by Thrivent Financial.
SERVICES
Service Agreements and Other Service Providers
Assurance and audit services are currently provided by PricewaterhouseCoopers LLP, whose address is 45 South Seventh Street, Suite 3400, Minneapolis, Minnesota 55402.
There are no other service agreement contracts or service providers other than those described in this Statement of Additional Information. There is no custodian.
PRINCIPAL UNDERWRITER
Thrivent Investment Management Inc., an indirect subsidiary of Thrivent Financial, acts as the principal underwriter of the Contracts pursuant to a Principal Underwriting Agreement to which Thrivent Financial and the Variable Account are also parties. The Contracts are sold through Thrivent Financial representatives who are licensed by state insurance officials to sell the Contracts. These representatives are also registered representatives of Thrivent Investment Management Inc. The Contracts are offered in all states where Thrivent Financial is authorized to sell variable annuities.
The offering of the Contracts is continuous.
Thrivent Financial paid underwriting commissions for the last three fiscal years as shown below. Of these amounts, Thrivent Investment Management retained $0.
2016	2015	2014
$91,906,731	$102,938,348	$103,325,738
2

STANDARD AND POOR’S DISCLAIMER
The S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and have been licensed for use by Thrivent Financial for Lutherans (“Thrivent Financial”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by Thrivent Financial. Thrivent Financial variable insurance products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S& P, and of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Thrivent Financial variable insurance products or any member of the public regarding the advisability of purchasing variable insurance contracts generally or in the Thrivent Financial variable insurance contracts particularly or the ability of the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes to track general market performance. S&P Dow Jones Indices only relationship to Thrivent Financial with respect to the S& P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes is the licensing of the Indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500, S&P MidCap 400, and S&P Small Cap 600 Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to Thrivent Financial or the Thrivent Financial variable insurance products. S&P Dow Jones Indices have no obligation to take the needs of Thrivent Financial or the owners of the Thrivent Financial variable insurance products into consideration in determining, composing or calculating the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Thrivent Financial variable insurance products or the timing of the issuance or sale of the Thrivent Financial variable insurance contract or in the determination or calculation of the equation by which a Thrivent Financial variable insurance product is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Thrivent Financial variable insurance product. There is no assurance that investment products based on the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S& P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THRIVENT FINANCIAL, OWNERS OF THE THRIVENT FINANCIAL VARIABLE INSURANCE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THRIVENT FINANCIAL, OTHER THAN THE LICENSORS OR S&P DOW JONES INDICES.
3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS
The statutory financial statements of Thrivent Financial for Lutherans as of December 31, 2016 and December 31, 2015 and for each of the three years in the period ended December 31, 2016 and the financial statements of each of the subaccounts of Thrivent Variable Annuity Account I as of December 31, 2016 and for the period then ended and the statement of changes in net assets for the period ended December 31, 2015 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.
4

Independent Auditor’s Report
To the Board of Directors of Thrivent Financial for Lutherans:
We have audited the accompanying statutory financial statements of Thrivent Financial for Lutherans (the “Company”), which comprise the statutory statements of assets, liabilities and surplus as of December 31, 2016 and 2015, and the related statutory statements of operations, surplus and cash flow for each of the three years in the period ended December 31, 2016.
Management's Responsibility for the Statutory Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statutory financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statutory financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles
As described in Note 1 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.
The effects on the financial statements of the variances between the statutory basis of accounting described in Note 1 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.
Adverse Opinion on U.S. Generally Accepted Accounting Principles
In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2016 and 2015, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2016.

Independent Auditor’s Report, continued
Opinion on Statutory Basis of Accounting
In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in accordance with the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance described in Note 1.
Minneapolis, Minnesota
February 15, 2017

Thrivent Financial for Lutherans
Statutory-Basis Statements of Assets, Liabilities and Surplus
As of December 31, 2016 and 2015
(in millions)
	2016	2015
Admitted Assets
Bonds	$41,908	$40,508
Stocks	1,713	1,461
Mortgage loans	7,776	7,558
Real estate	55	50
Cash, cash equivalents and short-term investments	1,731	1,808
Contract loans	1,164	1,172
Receivables for securities	70	39
Limited partnerships	2,920	2,684
Other invested assets	179	157
Total cash and invested assets	57,516	55,437
Accrued investment income	430	462
Due premiums and considerations	125	115
Other assets	45	36
Assets held in separate accounts	26,718	24,062
Total Admitted Assets	$84,834	$80,112
Liabilities
Aggregate reserves for life, annuity and health contracts	$44,026	$42,314
Deposit liabilities	3,272	3,104
Contract claims	296	276
Dividends due in following calendar year	317	312
Interest maintenance reserve	416	423
Asset valuation reserve	1,099	1,000
Transfers due from separate account	(567)	(544)
Payable for securities	384	1,005
Securities lending obligation	523	385
Other liabilities	671	701
Liabilities related to separate accounts	26,671	24,009
Total Liabilities	77,108	72,985
Surplus
Unassigned funds	7,725	7,126
Other surplus	1	1
Total Surplus	7,726	7,127
Total Liabilities and Surplus	$84,834	$80,112
The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans
Statutory-Basis Statements of Operations
For the Years Ended December 31, 2016, 2015 and 2014
(in millions)
	2016	2015	2014
Revenues
Premiums	$5,451	$5,500	$5,426
Considerations for supplementary contracts with life contingencies	78	66	114
Net investment income	2,768	2,805	2,686
Separate account fees	580	566	521
Amortization of interest maintenance reserve	118	128	145
Other revenues	48	56	47
Total Revenues	9,043	9,121	8,939
Benefits and Expenses
Death benefits	1,005	969	919
Surrender benefits	1,928	1,833	1,760
Change in reserves	1,712	1,339	1,165
Other benefits	1,414	1,327	1,306
Total benefits	6,059	5,468	5,150
Commissions	286	295	293
General insurance expenses	637	587	546
Fraternal benefits and expenses	173	186	169
Transfers to (from) separate accounts, net	902	1,457	1,728
Total expenses and net transfers	1,998	2,525	2,736
Total Benefits and Expenses	8,057	7,993	7,886
Gain from Operations before Dividends and Capital Gains and Losses	986	1,128	1,053
Dividends	315	316	239
Gain from Operations before Capital Gains and Losses	671	812	814
Realized capital gains (losses), net	(115)	(42)	(49)
Net Income	$ 556	$ 770	$ 765
The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans
Statutory-Basis Statements of Surplus
For the Years Ended December 31, 2016, 2015 and 2014
(in millions)
	2016	2015	2014
Surplus, Beginning of Year	$7,127	$6,493	$5,798
Net income	556	770	765
Change in unrealized investment gains and losses	68	(164)	108
Change in non-admitted assets	(6)	—	(5)
Change in asset valuation reserve	(99)	(28)	(32)
Change in surplus of separate account	(6)	(20)	(5)
Pension liability adjustment	86	76	(136)
Surplus, End of Year	$7,726	$7,127	$6,493
The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans
Statutory-Basis Statements of Cash Flow
For the Years Ended December 31, 2016, 2015 and 2014
(in millions)
	2016	2015	2014
Cash from Operations
Premiums	$ 5,523	$ 5,569	$ 5,542
Net investment income	2,289	2,303	2,326
Other revenues	625	616	560
	8,437	8,488	8,428
Benefit- and loss-related payments	(4,214)	(4,006)	(3,862)
Transfers to separate account, net	(923)	(1,446)	(1,777)
Commissions and expenses	(1,065)	(1,094)	(1,015)
Dividends	(311)	(239)	(235)
Net Cash from Operations	1,924	1,703	1,539
Cash from Investments
Proceeds from investments sold, matured or repaid:
Bonds	6,870	6,405	5,712
Stocks	923	753	721
Mortgage loans	809	921	865
Other	884	864	735
	9,486	8,943	8,033
Cost of investments acquired or originated:
Bonds	(8,841)	(7,950)	(7,133)
Stocks	(1,008)	(892)	(840)
Mortgage loans	(1,034)	(1,101)	(954)
Other	(745)	(486)	(517)
	(11,628)	(10,429)	(9,444)
Transactions under mortgage dollar roll program, net	598	83	(52)
Change in net amounts due to/from broker	(651)	27	(37)
Change in collateral held for securities lending	138	(26)	64
Change in contract loans	6	20	28
Net Cash from Investments	(2,051)	(1,382)	(1,408)
Cash from Financing and Miscellaneous Sources
Net deposits (payments) on deposit-type contracts	57	(19)	(63)
Other	(7)	3	5
Net Cash from Financing and Miscellaneous Sources	50	(16)	(58)
Net Change in Cash, Cash Equivalents and Short-Term Investments	(77)	305	73
Cash, Cash Equivalents and Short-Term Investments, Beginning of Year	1,808	1,503	1,430
Cash, Cash Equivalents and Short-Term Investments, End of Year	$ 1,731	$ 1,808	$ 1,503
Supplemental information:
Mortgage Loan Refinancing	$ 143	$ 158	$ —
The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements
For the Years Ended December 31, 2016, 2015 and 2014
1. Nature of Operations and Significant Accounting Policies
Nature of Operations
Thrivent Financial for Lutherans (“Thrivent Financial”) is a fraternal benefit society providing to its members life insurance, retirement products, disability income and long-term care insurance, as well as Medicare supplement insurance. Thrivent Financial is licensed to conduct business throughout the United States and distributes its products to its members primarily through a network of career financial representatives. Thrivent Financial also offers its members additional related financial products and services, such as investment funds and trust services, through its subsidiaries and affiliates.
Significant Accounting Policies
The accompanying statutory-basis financial statements have been prepared in accordance with statutory accounting practices (“SAP”) prescribed by the State of Wisconsin Office of the Commissioner of Insurance.
Use of Estimates
The preparation of statutory-basis financial statements in conformity with SAP requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. The more significant estimates involve those relating to fair values of investments, reserves for life, health and annuity contracts, and pension and other retirement benefit liabilities. Actual results could differ from those estimates.
The significant accounting practices used in preparation of the statutory-basis financial statements are summarized as follows:
Investments
Bonds:  Bonds are generally carried at amortized cost, depending on the nature of the security and as prescribed by National Association of Insurance Commissioners (“NAIC”) guidelines. Discounts or premiums on bonds are amortized over the term of the securities using the modified scientific method. Discounts or premiums on loan-backed and structured securities are amortized over the term of the securities using the modified scientific method, adjusted to reflect anticipated pre-payment patterns. Interest income is recognized when earned.
Thrivent Financial uses a mortgage dollar roll program to enhance the yield on its mortgage-backed security (“MBS”) portfolio. MBS dollar rolls are transactions whereby Thrivent Financial sells an MBS to a counterparty and subsequently enters into a commitment to purchase another security at a later date. Thrivent Financial’s mortgage dollar roll program generally includes a series of MBS dollar rolls extending for more than a year. Thrivent Financial had $216 million and $814 million in the mortgage dollar roll program as of December 31, 2016 and 2015, respectively.
Stocks:  Preferred stocks are generally carried at amortized cost. Common stocks of unaffiliated companies are stated at market value. Common stocks of unconsolidated subsidiaries and affiliates are carried on the statutory equity basis.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
Significant Accounting Policies, continued
Investments, continued
Mortgage loans:  Mortgage loans are generally carried at their unpaid principal balances less valuation adjustments. Interest income is accrued on the unpaid principal balance using the loan’s contractual interest rate. Discounts or premiums are amortized over the term of the loans using the effective interest method. Interest income and amortization of premiums and discounts are recorded as a component of net investment income along with prepayment fees and mortgage loan fees.
Real estate:  Home office real estate is valued at original cost plus capital expenditures less accumulated depreciation and encumbrances. Depreciation expense is determined using the straight-line method over the estimated useful lives of the properties. Real estate expected to be disposed of is carried at the lower of cost or fair value, less estimated costs to sell.
Cash, cash equivalents and short-term investments:  Cash and cash equivalents, which consist of demand deposits and highly liquid investments purchased with an original maturity of three months or less, are carried at amortized cost. Short-term investments have contractual maturities of one year or less at the time of acquisition. Included in short-term investments are investments in money market mutual funds, which are carried at fair value, and investments in commercial paper and agency notes, which are carried at amortized cost.
Contract loans:  Contract loans are generally carried at their aggregate unpaid balances. Policy loans are collateralized by the cash surrender value of the associated insurance contracts.
Limited partnerships:  Limited partnerships consist primarily of equity limited partnerships, which are valued on the underlying audited U.S. generally accepted accounting principles (“GAAP”) equity of the investee. Income is recognized on distributions received that are not in excess of undistributed earnings.
Other invested assets:  Other invested assets consist of derivative instruments, real estate joint ventures and surplus notes. Derivatives are primarily carried at fair value. Real estate joint ventures are valued on the underlying audited equity of the investee. Surplus notes are carried at amortized cost.
Securities lending:  Securities loaned under Thrivent Financial’s securities lending agreement are carried in the Statutory-Basis Statements of Assets, Liabilities and Surplus at amortized cost or fair value, depending on the nature of the security and as prescribed by NAIC guidelines. Thrivent Financial generally receives cash collateral in an amount that is in excess of the market value of the securities loaned, and the cash collateral is invested in highly-liquid, highly-rated securities which are included in bonds and cash, cash equivalents and short-term investments on the Statutory-Basis Statements of Assets, Liabilities and Surplus. A liability is also recognized for the amount of the collateral. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. Thrivent Financial requires a minimum level of collateral to be held for loaned securities.
Offsetting assets and liabilities:  Thrivent Financial presents securities lending agreements and derivatives on a gross basis in the statutory-basis financial statements.
Unrealized investment gains and losses:  Unrealized investment gains and losses include changes in fair value of bonds, unaffiliated stocks, affiliated common stocks, and other invested assets and are accounted for as a direct increase or decrease of surplus.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
Significant Accounting Policies, continued
Investments, continued
Realized capital gains and losses:  Realized capital gains and losses on sales of investments are determined using an average cost method.
Thrivent Financial periodically reviews its security portfolios and evaluates those securities where the current fair value is less than amortized cost for indicators that the decline in value is an other-than-temporary impairment. This review includes an evaluation of each security issuer’s creditworthiness, such as its ability to generate operating cash flow and remain current on all debt obligations, as well as any changes in its credit ratings from third party agencies. Other factors include the severity and duration of the impairment, Thrivent Financial’s ability to collect all amounts due according to the contractual terms of the debt security and Thrivent Financial’s ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in the market.
The potential need to sell securities that are in an unrealized loss position but which have no other indications of other-than-temporary impairment is evaluated based on the current market environment, near-term and long-term asset liability management strategies and target allocation strategies for various asset classes. Generally, Thrivent Financial has the ability and intent to hold securities in an unrealized loss position for a period of time sufficient for the security to recover in value. Investments that are determined to be other-than-temporarily impaired are written down primarily to fair value, and the write-down is included in realized capital gains and losses in the Statutory-Basis Statements of Operations. If, in response to changed conditions in the capital markets, Thrivent Financial decides to sell a security in an unrealized loss position, a realized loss is recognized in the period that the decision is made to sell that security.
Certain realized capital gains and losses on bonds sold prior to their maturity are transferred to the interest maintenance reserve.
Interest maintenance reserve:  Thrivent Financial is required to maintain an interest maintenance reserve (“IMR”). The IMR is primarily used to defer realized capital gains and losses on fixed income investments. Net realized capital gains and losses deferred to IMR are amortized into investment income over the estimated remaining term to maturity of the investment sold.
Fair value of financial instruments:  In estimating the fair values for financial instruments, the amount of observable and unobservable inputs used to determine fair value is taken into consideration. Each of the financial instruments has been classified into one of three categories based on that evaluation. A Level 1 financial instrument is valued using quoted prices for identical assets in active markets that are accessible. A Level 2 financial instrument is valued based on quoted prices for similar instruments in active markets that are accessible, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations where the significant value driver inputs are observable. A Level 3 financial instrument is valued using significant value driver inputs that are unobservable.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
Significant Accounting Policies, continued
Separate Accounts
Separate account assets and liabilities reported in the accompanying Statutory-Basis Statements of Assets, Liabilities and Surplus represent funds that are separately administered for variable annuity and variable life contracts, and for which the contractholder, rather than Thrivent Financial, bears the investment risk. Fees charged on separate account contractholder deposits, which include mortality and expense charges, rider fees, and advisor fees, are recognized when due. Separate account assets, which consist of investment funds, are carried at fair value based on published market prices. Separate account liability values are not guaranteed; however, general account reserves include provisions for the guaranteed minimum death and living benefits contained in the contracts. Reserve assumptions for these benefits are discussed in the section Aggregate Reserves for Life, Annuity and Health Contracts.
Aggregate Reserves for Life, Annuity and Health Contracts
Reserves for life insurance contracts are calculated using primarily the Commissioners’ Reserve Valuation Method generally based upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary and American Experience Mortality Tables with assumed interest rates ranging from 2.5% to 5.5%. Reserves on Contracts issued on a substandard basis are valued using the valuation mortality rates for the substandard rating. Reserves for fixed annuities, supplementary contracts with life contingencies and other benefits are computed using recognized and accepted mortality tables and methods, which equal or exceed the minimum reserves calculated under the Commissioners’ Annuity Reserve Valuation Method. Fixed indexed annuity reserves are calculated according to the Black-Scholes Projection Method described in Actuarial Guideline 35. Reserves for variable annuities are computed using the methods and assumptions specified in Actuarial Guideline 43, including assumptions for guaranteed minimum death benefits and living benefits. Accident and health contract reserves are generally calculated using the two-year preliminary term, one-year preliminary term and the net level premium methods based upon various morbidity tables. The reserve assumptions inherent in these approaches are designed to be sufficient to provide for all contractual benefits. Thrivent Financial waives deduction of deferred fractional premiums upon the death of insureds and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.
Deposit Liabilities
Deposit liabilities have been established on certain annuity and supplemental contracts that do not subject Thrivent Financial to mortality and morbidity risk. Changes in future benefits on these deposit-type contracts are classified as deposit-type transactions and thereby excluded from net additions to contract reserves.
Contract Claims Liabilities
Claim liabilities are established in amounts estimated to cover incurred claims. These liabilities are based on individual case estimates for reported claims and estimates of unreported claims based on past experience.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
Significant Accounting Policies, continued
Asset Valuation Reserve
Thrivent Financial is required to maintain an asset valuation reserve (“AVR”), which is a liability calculated using a formula prescribed by the NAIC. The AVR is intended to protect surplus against potential declines in the value of investments that are not related to changes in interest rates. Increases or decreases in the AVR are reported as direct adjustments to surplus in the Statutory-Basis Statements of Surplus.
Premiums
Traditional life insurance premiums are recognized as revenue when due. Variable life, universal life and annuity premiums are recognized when received. Health insurance premiums are earned pro rata over the terms of the policies.
Fraternal Benefits and Expenses
Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits and expenses related to Thrivent Financial’s fraternal character. This includes items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of issues, church grants and costs necessary to maintain Thrivent Financial’s fraternal branch system. Thrivent Financial conducts its fraternal activities primarily through its lodge system where members participate in locally sponsored fraternal activities.
Dividends to Members
Thrivent Financial’s insurance products are participating in nature. Dividends on these policies to be paid to members in the subsequent 12 months are reflected in the Statutory-Basis Statements of Operations for the current year. The majority of life insurance contracts, except for universal life contracts, begin to receive dividends at the end of the second contract year. Dividends are not currently being paid on most interest-sensitive, health insurance and annuity contracts. Dividend scales are approved annually by Thrivent Financial’s Board of Directors.
Income Taxes
Thrivent Financial, as a fraternal benefit society, qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, income earned by Thrivent Financial is generally exempt from taxation; therefore, no provision for income taxes has been recorded.
New Accounting Guidance
In 2016, Thrivent Financial adopted changes to Statement of Statutory Accounting Principle (SSAP) No. 1 (Accounting Policies, Risks & Uncertainties, and Other Disclosures) requiring a new disclosure of the nature and amount of any assets received as collateral, reflected as assets within the financial statements, and the recognized liability to return these collateral assets, including a comparison to admitted assets. The additional disclosure was added in footnote 2.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
1. Nature of Operations and Significant Accounting Policies, continued
Significant Accounting Policies, continued
New Accounting Guidance, continued
In 2016, Thrivent Financial adopted changes to SSAP No. 26 (Bonds); No. 32 (Preferred Stock); and No. 43R (Loan-Backed and Structured Securities) which requires disclosure, by investment type, the number of “5*” securities, book adjusted carrying value and fair value for those securities. The “5*” securities are securities which are unrated but are current on principal and interest payments. Thrivent Financial held no “5*” securities at December 31, 2016 or 2015.
In 2016, Thrivent Financial adopted changes to SSAP No. 100 (Accounting Policies, Risks & Uncertainties, and Other Disclosures) which requires ‘Deposit liabilities with no defined or contractual maturities’ to be omitted from the table of Fair Value of All Financial Instruments in footnote 8. Prior year amounts were adjusted to conform to current year presentation.
In 2015, Thrivent Financial adopted changes to SSAP Nos. 36 (Troubled Debt Restructuring); 37 (Mortgages); 40 (Real Estate Investments) which provides clarity regarding the derecognition of mortgage loans and subsequent recognition of real estate when foreclosures occur. The additional disclosure was added to the mortgage loan section of footnote 2.
In 2015, Thrivent Financial adopted changes to SSAP No. 61R (Life, Deposit-Type and Accident and Health Reinsurance) which requires additional disclosure regarding compliance with Actuarial Guideline 48. The additional disclosure was added to footnote 6.
In 2015, Thrivent Financial adopted changes to SSAP No. 97 (Investments in Subsidiary, Controlled and Affiliated Entities) which requires additional disclosures with regard to the admitted values of investments in insurance and non-insurance entities. The additional disclosure was added to footnote 11.
Subsequent Events
Thrivent Financial evaluated events or transactions that may have occurred after the Statutory-Basis Statements of Assets, Liabilities and Surplus date for potential recognition or disclosure through February 15, 2017, the date the statutory-basis financial statements were available to be issued. There were no subsequent events or transactions which required recognition or disclosure.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments
Bonds
The admitted value and fair value of Thrivent Financial’s investment in bonds are summarized below (in millions).
	Admitted Value	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2016
U.S. government and agency securities	$ 2,481	$ 73	$ 7	$ 2,547
U.S. state and political subdivision securities	134	33	—	167
Securities issued by foreign governments	107	7	1	113
Corporate debt securities	29,659	2,047	316	31,390
Residential mortgage-backed securities	7,264	91	56	7,299
Commercial mortgage-backed securities	1,845	16	27	1,834
Collateralized debt obligations	3	8	—	11
Other debt obligations	415	6	3	418
Total bonds	$41,908	$2,281	$410	$43,779
December 31, 2015
U.S. government and agency securities	$ 2,351	$ 83	$ 4	$ 2,430
U.S. state and political subdivision securities	106	31	—	137
Securities issued by foreign governments	95	9	—	104
Corporate debt securities	28,902	1,688	728	29,862
Residential mortgage-backed securities	6,917	118	34	7,001
Commercial mortgage-backed securities	1,741	18	17	1,742
Collateralized debt obligations	3	7	—	10
Other debt obligations	393	4	4	393
Total bonds	$40,508	$1,958	$787	$41,679
The admitted value of corporate debt securities issued in foreign currencies was $150 million and $131 million as of December 31, 2016 and 2015, respectively.
The admitted value and fair value of bonds, short-term investments and certain cash equivalents by contractual maturity are shown below (in millions). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Admitted Value	Fair Value
December 31, 2016
Due in one year or less	$ 2,599	$ 2,631
Due after one year through five years	9,125	9,793
Due after five years through ten years	12,611	12,809
Due after ten years	19,179	20,153
Total	$43,514	$45,386

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Bonds, continued
The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual bonds have been in a continuous unrealized loss position (dollars in millions):
	Less than 12 Months			12 Months or More
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
December 31, 2016
U.S. government and agency securities	9	$ 345	$ 7	—	$ —	$—
Securities issued by foreign governments	2	24	1	—	—	—
Corporate debt securities	756	6,806	241	123	794	75
Residential mortgage-backed securities	111	4,146	44	34	144	12
Commercial mortgage-backed securities	102	977	27	—	—	—
Collateralized debt obligations	—	—	—	2	—	—
Other debt obligations	44	180	2	11	17	1
Total bonds	1,024	$12,478	$322	170	$ 955	$ 88
December 31, 2015
U.S. government and agency securities	14	$ 587	$ 3	2	$ 28	$ 1
Securities issued by foreign governments	—	—	—	—	—	—
Corporate debt securities	1,134	8,234	479	164	987	249
Residential mortgage-backed securities	76	3,074	23	30	163	11
Commercial mortgage-backed securities	81	806	17	—	—	—
Collateralized debt obligations	—	—	—	2	—	—
Other debt obligations	72	296	3	7	25	1
Total bonds	1,377	$12,997	$525	205	$1,203	$262
Based on Thrivent Financial’s current evaluation of its securities in accordance with its impairment policy, a determination was made that the declines in the securities summarized above are temporary in nature.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Bonds, continued
As of December 31, 2016, Thrivent Financial held the following structured notes (in millions) as defined by the NAIC Securities Valuation Office. The structured notes below are included in U.S. government and agency securities. No investments held as of December 31, 2016 are considered mortgage-referenced securities.
CUSIP	Actual Cost	Fair Value	Book/Adjusted Carrying Value
912810QF8	$ 5	$ 7	$ 6
912828B25	25	26	26
912828HN3	15	18	17
912828JE1	65	76	72
912828NM8	26	30	29
912828QV5	78	83	83
912828UH1	27	27	28
	$241	$267	$261
Stocks
The cost and fair value of Thrivent Financial’s investment in stocks as of December 31 are summarized as follows (in millions):
	2016	2015
Unaffiliated preferred stocks:
Cost/statement value	$ 125	$ 97
Gross unrealized gains	12	6
Gross unrealized losses	(1)	(1)
Fair value	$ 136	$ 102
Unaffiliated common stocks:
Cost	$1,008	$ 896
Gross unrealized gains	225	160
Gross unrealized losses	(22)	(42)
Fair value/statement value	$1,211	$1,014
Affiliated common stocks:
Cost	$ 325	$ 314
Gross unrealized gains	52	38
Gross unrealized losses	—	(2)
Fair value/statement value	$ 377	$ 350
Total statement value	$1,713	$1,461

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Stocks, continued
The following table shows the fair value and gross unrealized losses by length of time that individual stocks have been in a continuous unrealized loss position (dollars in millions):
	Less than 12 Months			12 Months or More
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
December 31, 2016
Stocks	168	$205	$23	1	$ 1	$—
December 31, 2015
Stocks	324	$432	$45	—	$—	$—
Based on Thrivent Financial’s current evaluation of its securities in accordance with its impairment policy, a determination was made that the declines in the securities summarized above are temporary in nature.
Mortgage Loans
Thrivent Financial invests in mortgage loans, principally involving commercial real estate. Such investments consist of first mortgage liens on completed income-producing properties. The carrying value of mortgage loans as of December 31, 2016 and 2015 was $7.8 billion and $7.6 billion, respectively. There was no allowance for credit losses as of December 31, 2016, 2015 or 2014.
Thrivent Financial requires that all properties subject to mortgage loans have fire insurance at least equal to the value of the property.
The carrying values of mortgage loans by credit quality as of December 31 were as follows (in millions):
	2016	2015
In good standing	$7,731	$7,476
In good standing, with restructured terms	40	77
Delinquent	—	—
In process of foreclosure	5	5
Total mortgage loans	$7,776	$7,558

	2016	2015
Loans with interest rates reduced during the year:
Weighted average interest rate reduction	1.5%	1.3%
Total principal (in millions)	$151	$168
Number of loans	179	177
Interest rates for loans issued during the year:
Maximum	5.5%	5.6%
Minimum	2.8%	2.9%
Maximum loan-to-value ratio for loans issued during the year, exclusive of purchase money mortgages	75%	75%

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Mortgage Loans, continued
The age analysis of mortgage loans as of December 31 was as follows (in millions):
	2016	2015
Current	$7,766	$7,548
30 – 59 days past due	4	2
60 – 89 days past due	1	2
90 – 179 days past due	—	—
180+ days past due	5	6
Total mortgage loans	$7,776	$7,558
180+ Days Past Due and Accruing Interest:
Investment	$ 5	$ 5
Interest accrued	1	1
The distribution of Thrivent Financial’s mortgage loans among various geographic regions of the United States as of December 31 was as follows:
	2016	2015
Geographic Region
Pacific	25%	24%
South Atlantic	19	17
East North Central	10	12
West North Central	14	14
Mountain	13	12
Mid-Atlantic	8	8
West South Central	7	8
Other	4	5
Total	100%	100%
The distribution of Thrivent Financial’s mortgage loans among various property types as of December 31 was as follows:
	2016	2015
Property Type
Industrial	28%	29%
Retail	24	23
Office	19	20
Church	11	12
Apartments	10	8
Other	8	8
Total	100%	100%

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Mortgage Loans, continued
Impaired loans
A loan is determined to be impaired when Thrivent Financial considers it probable that the principal and interest will not be collected according to the contractual terms of the loan agreement. As of December 31, 2016 and 2015, Thrivent Financial held impaired loans with a carrying value of $2 million and $2 million, respectively, and an unpaid principal balance of $4 million and $4 million, respectively, for which there was no related allowance for credit losses recorded.
Any payments received on impaired loans are either applied against the principal or reported as net investment income, based on an assessment as to the collectability of the principal. Interest income on impaired loans is recognized upon receipt.
After loans become 180 days delinquent on principal or interest payments, or if the loans have been determined to be impaired, any accrued but uncollectible interest on the mortgage loans is non-admitted and charged to surplus in the period in which the loans are determined to be impaired. Generally, only after the loans become less than 180 days delinquent from the contractual due date will accrued interest be returned to admitted status. The amount of impairments included in realized capital losses due to debt restructuring during the year was $7 million, $0.5 million and $6 million for the years ended December 31, 2016, 2015 and 2014, respectively. The average recorded investment in impaired mortgage loans held on December 31, 2016 and 2015 was $4 million and $1 million, respectively. Interest income recognized on impaired mortgage loans totaled $0.1 million, $0.1 million and $0.1 million during the years ended December 31, 2016, 2015 and 2014, respectively.
In certain circumstances, Thrivent Financial may modify the terms of a loan to maximize the collection of amounts due. During 2016, Thrivent Financial modified 2 loans totaling $2 million under these circumstances. As of December 31, 2016, Thrivent Financial held 2 mortgage loans totaling $2 million where loan modifications had occurred. During 2016, there were no modified mortgage loans with a payment default. During 2015, Thrivent Financial modified 2 loans totaling $2 million under these circumstances. As of December 31, 2015, Thrivent Financial held 2 mortgage loans totaling $2 million where loan modifications had occurred. During 2015, there were no modified mortgage loans with a payment default.
During 2016, there were no mortgage loans derecognized as a result of foreclosure.
Real Estate
The components of real estate investments as of December 31 were as follows (in millions):
	2016	2015
Home office properties	$ 183	$ 170
Held-for-sale	2	3
Total before accumulated depreciation	185	173
Accumulated depreciation	(130)	(123)
Total real estate	$ 55	$ 50

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Derivative Financial Instruments
Thrivent Financial uses derivative financial instruments in the normal course of business to manage investment risks, to reduce interest rate and duration imbalances determined in asset/liability analyses and to offset risks associated with the guaranteed living benefits features of certain variable annuity products.
The following table summarizes the carrying values, which primarily equal fair values, included in other invested assets or other liabilities on the Statutory-Basis Statements of Assets, Liabilities and Surplus, and the notional amounts of Thrivent Financial’s derivative financial instruments (in millions):
	Carrying Value	Notional Amount	Realized Gain/(Loss)
As of and for the year ended December 31, 2016
Assets:
Call spread options	$ 14	$171	$ (1)
Futures	—	—	(153)
Foreign currency swaps	22	146	4
Total assets	$ 36	$317	$(150)
Liabilities:
Call spread options	$ 10	$178	$ 1
Covered written call options	1	150	2
Foreign currency swaps	2	30	—
Total liabilities	$ 13	$358	$ 3
As of and for the year ended December 31, 2015
Assets:
Call spread options	$ 5	$ 98	$ (2)
Futures	—	—	(57)
Foreign currency swaps	21	153	—
Total assets	$ 26	$251	$ (59)
Liabilities:
Call spread options	$ 3	$102	$ 1
Covered written call options	1	400	4
Foreign currency swaps	—	—	—
Total liabilities	$ 4	$502	$ 5
All gains and losses are reflected in realized capital gains and losses in the statutory-basis financial statements. Notional amounts do not represent amounts exchanged by the parties and are therefore not a measure of Thrivent Financial’s exposure. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, such as interest rates, exchange rates, security prices or financial and other indices.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Derivative Financial Instruments, continued
Call Spread Options
Thrivent Financial uses over-the-counter S&P 500 index call spread options (i.e. buying call options and selling cap call options) to manage risks associated with its fixed indexed annuities. Purchased call spread options are reported at fair value in other invested assets and written call spread options are reported at fair value in other liabilities. The changes in the fair value of the call spread options are recorded in unrealized gains and losses.
Covered Written Call Options
Thrivent Financial sells covered written call option contracts to enhance the return on residential mortgage-backed “to be announced” collateral that it owns. The premium received for these call options is recorded in other liabilities at book value at each reporting period. All positions in these contracts are settled at month end. Upon disposition of the options, the gains are recorded as a component of realized capital gains and losses. During the years ended December 31, 2016, 2015 and 2014, $10 million, $12 million and $14 million was received in call premium, respectively.
Futures
Thrivent Financial utilizes futures contracts to manage a portion of the risks associated with the guaranteed minimum accumulation benefit feature of its variable annuity products. Cash paid for the futures contracts is recorded in other invested assets. Contracts are settled on a daily basis and recognized in realized gains and losses. The futures contracts are valued at fair value at each reporting period, and the change in the fair value is recognized in unrealized gains and losses.
Foreign Currency Swaps
Thrivent Financial utilizes foreign currency swaps to manage the risk associated with changes in the exchange rate of foreign currency to U.S. dollar payments. The swaps are reported at fair value with the change in the fair value recognized in unrealized gains and losses. Realized gains and losses are recognized upon settlement of the swap. No cash is exchanged at the outset of the swaps, and interest payments received are recorded as a component of net investment income.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Securities Lending
Elements of the securities lending program are presented below as of December 31 (in millions):
	2016	2015
Loaned securities:
Carrying value	$499	$392
Fair value	512	374
Cash collateral reinvested at book and fair value:
Open	$ 95	$ 46
30 days or less	317	137
31 – 60 days	53	57
61 – 90 days	4	40
91 – 120 days	—	15
121 – 180 days	5	47
181 – 365 days	10	25
1 – 2 years	—	10
2 – 3 years	—	—
Greater than 3 years	29	—
Total	$513	$377
Cash collateral liabilities	$523	$385
The information on cash collateral reinvested for December 31, 2015 has been modified to be consistent with the current year presentation.
The maturity dates of the cash collateral liabilities general match the maturity dates of the invested assets.
Pledged and Restricted Assets
Thrivent Financial owns assets which are pledged to others as collateral or are otherwise restricted totaling $563 million and $424 million at December 31, 2016 and 2015, respectively. Total pledged and restricted assets, which primarily include collateral held under futures transactions and securities lending agreements, are less than 1% of total admitted assets. Deposits with state insurance departments were less than $1 million for both years ended December 31, 2016 and 2015.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Collateral Received
Elements of the securities lending program are presented below as of December 31 (in millions):
	2016	2015
Bonds:
Carrying value	$ 52	$186
Fair value	52	186
Short-term Investments:
Carrying value	$105	$ 69
Fair value	105	69
Cash Equivalents
Carrying value	$356	$122
Fair value	356	122
All collateral received is less than one-percent of total admitted assets.
Net Investment Income
Net investment income by type of investment for the years ended December 31 is summarized as follows (in millions):
	2016	2015	2014
Bonds	$1,671	$1,702	$1,708
Preferred stock	7	6	7
Unaffiliated common stocks	21	17	14
Affiliated common stocks	3	34	65
Mortgage loans	399	411	413
Real estate	24	23	25
Contract loans	84	85	87
Cash, cash equivalents and short-term investments	13	5	(5)
Limited partnerships	585	557	405
Other invested assets	11	11	13
	2,818	2,851	2,732
Investment expenses	(43)	(39)	(39)
Depreciation on real estate	(7)	(7)	(7)
Net investment income	$2,768	$2,805	$2,686

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Realized Capital Gains and Losses
Realized capital gains and losses for the years ended December 31 were as follows (in millions):
	2016	2015	2014
Net gains (losses) on sales:
Bonds:
Gross gains	$ 200	$ 186	$ 231
Gross losses	(91)	(76)	(31)
Stocks:
Gross gains	116	87	95
Gross losses	(48)	(37)	(20)
Futures	(153)	(57)	(102)
Other	—	(1)	10
Net (losses) gains on sales	24	102	183
Provisions for losses:
Bonds	(21)	(19)	(7)
Stocks	—	—	(2)
Other	(7)	(2)	(5)
Total provisions for losses	(28)	(21)	(14)
Realized capital (losses) gains	(4)	81	169
Transfers to interest maintenance reserve	(111)	(123)	(218)
Realized capital losses, net	$(115)	$ (42)	$ (49)
Proceeds from the sale of investments in bonds, net of mortgage dollar roll transactions, were $5.5 billion, $5.5 billion and $5.0 billion for the years ended December 31, 2016, 2015 and 2014, respectively.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
2. Investments, continued
Realized Capital Gains and Losses, continued
Thrivent Financial recognized other-than-temporary impairments during the years ended December 31, 2016 and 2015 and 2014, on the following loan-backed and structured securities where the present value of cash flows expected to be collected was less than the amortized cost basis of the security (in millions):
CUSIP	Book Value Before Impairment	Impairment Recognized	Amortized Cost After Impairment	Fair Value as of Date Impaired
For the year ended December 31, 2016
05949AZT0	$ 9	$—	$ 9	$ 9
94983BAT6	7	—	7	7
05948KVV8	9	—	9	9
05949AMK3	2	—	2	2
07389QAA6	7	—	7	6
75970QAJ9	3	—	3	2
22943HAG1	6	1	5	4
Total	$43	$ 1	$42	$39
For the year ended December 31, 2015
73316PGH7	$10	$—	$10	$ 9
75970QAJ9	3	—	3	2
07389QAA6	10	1	9	8
Total	$23	$ 1	$22	$19
For the year ended December 31, 2014
05948KVV8	$14	$—	$14	$14
05949AL99	3	—	3	3
05949AMK3	4	—	4	4
05949CFW1	3	—	3	3
07389QAA6	12	—	12	12
863576AC8	7	—	7	7
02660YAX0	5	1	4	4
759676AF6	5	—	5	4
759676AJ8	4	1	3	3
75971EAE6	4	1	3	3
75971EAJ5	3	1	2	2
78476YAA4	4	—	4	3
78477AAA5	2	—	2	1
Total	$70	$ 4	$66	$63

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
3. Policyholder Liabilities
Many of the contracts issued by Thrivent Financial, primarily annuities, do not subject Thrivent Financial to mortality or morbidity risk. These contracts may have certain limitations placed upon the amount of funds that can be withdrawn without penalties. The following table summarizes liabilities by their withdrawal characteristics (dollars in millions):
	General Account	Separate Account With Guarantees	Separate Account Without Guarantees	Total	% of Total
December 31, 2016
Subject to discretionary withdrawal:
With market value adjustment	$ —	$361	$ —	$ 361	1%
At book value less a surrender charge of 5% or more	4,943	—	—	4,943	11
At fair value	—	—	24,816	24,816	56
At book value without adjustment	12,518	—	—	12,518	29
Not subject to discretionary withdrawal	1,293	—	56	1,349	3
Total	$18,754	$361	$24,872	$43,987	100%
December 31, 2015
Subject to discretionary withdrawal:
With market value adjustment	$ —	$376	$ —	$ 376	1%
At book value less a surrender charge of 5% or more	4,433	—	—	4,433	11
At fair value	—	—	22,251	22,251	55
At book value without adjustment	12,148	—	—	12,148	30
Not subject to discretionary withdrawal	1,215	—	56	1,271	3
Total	$17,796	$376	$22,307	$40,479	100%
The above policyholder liabilities are recorded as components of the following captions of the Statutory-Basis Statements of Assets, Liabilities and Surplus as of December 31 (in millions):
	2016	2015
Aggregate reserves for life, annuity and health contracts	$15,482	$14,692
Deposit liabilities	3,272	3,104
Liabilities related to separate accounts	25,233	22,683
Total	$43,987	$40,479
Thrivent Financial has insurance in force as of December 31, 2016 and 2015, totaling $14 billion and $12 billion, respectively, where the gross premiums are less than the net premiums according to the standard valuation requirements set by the State of Wisconsin. Reserves associated with these policies as of December 31, 2016 and 2015, totaled $63 million and $60 million, respectively.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
3. Policyholder Liabilities, continued
Deferred and uncollected life insurance premiums and annuity considerations were as follows (in millions):
	Gross	Net of Loading
December 31, 2016
Ordinary new business	$ 5	$ 2
Ordinary renewal	62	121
Total	$67	$123
December 31, 2015
Ordinary new business	$ 4	$ 2
Ordinary renewal	57	111
Total	$61	$113
4. Separate Accounts
Thrivent Financial administers and invests funds segregated into separate accounts for the exclusive benefit of variable annuity, variable immediate annuity and variable universal life contractholders. Variable life and variable annuity separate accounts of Thrivent Financial are nonguaranteed, while Thrivent Financial’s multi-year guarantee separate account is a non-indexed guarantee account. Within the non-guaranteed separate account, all variable deferred annuity contracts contain guaranteed death benefits and some contain guaranteed living benefits. As of December 31, 2016 and 2015, the maximum amount of those guarantees was estimated at $148 million and $441 million, respectively. The following table presents the explicit risk charges paid by separate account contractholders for these guarantees and the amounts paid for guaranteed death benefits for the years ended December 31 (in millions):
	2016	2015	2014	2013	2012
Risk charge paid	$99	$99	$86	$58	$42
Payments for guaranteed benefits	5	4	3	3	4
The distribution of investments in the separate account assets as of December 31 was as follows:
	2016	2015
Equity funds	56%	56%
Bond funds	23	23
Balanced funds	18	19
Other	3	2
Total separate account assets	100%	100%

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
4. Separate Accounts, continued
The following tables summarize information for the separate accounts as of and for the years ended December 31 (in millions):
	Non-Indexed Guarantee	Non- Guaranteed	Total
December 31, 2016
Reserves:
For accounts with assets at fair value	$361	$25,743	$26,104
By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$361	$ —	$ 361
At fair value	—	25,687	25,687
Not subject to discretionary withdrawal	—	56	56
Total	$361	$25,743	$26,104
December 31, 2015
Reserves:
For accounts with assets at fair value	$376	$23,089	$23,465
By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$376	$ —	$ 376
At fair value	—	23,033	23,033
Not subject to discretionary withdrawal	—	56	56
Total	$376	$23,089	$23,465

	2016	2015	2014
Premiums, considerations and deposits:
Non-indexed guarantee	$ 5	$ 2	$ 3
Non-guaranteed	1,926	2,505	2,795
Total	$1,931	$2,507	$2,798

	2016	2015	2014
Transfers to separate accounts	$ 1,930	$ 2,504	$ 2,796
Transfers from separate accounts	(1,027)	(1,044)	(1,063)
Other items	(1)	(3)	(5)
Transfers to separate accounts, net	$ 902	$ 1,457	$ 1,728

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
5. Claims Liabilities
Activity in the liabilities for accident and health, long-term care and disability benefits, included in aggregate reserves and claims liabilities, is summarized below (in millions):
	2016	2015
Net balance at January 1	$1,006	$ 935
Incurred related to:
Current year	401	403
Prior years	(52)	(13)
Total incurred	349	390
Paid related to:
Current year	68	67
Prior years	265	252
Total paid	333	319
Net balance at December 31	$1,022	$1,006
Thrivent Financial uses estimates for determining its liability for accident and health, long-term care and disability benefits, which are based on historical claim payment patterns, and attempts to provide for potential adverse changes in claim patterns and severity. Thrivent Financial annually reviews the claim payment experience to evaluate the methodology and assumptions that are used in determining its estimate of ultimate claims experience. Differences between anticipated claims and actual claims can result in adjustments to liabilities in each year.
6. Reinsurance
Thrivent Financial participates in reinsurance in order to limit its maximum losses and to diversify its exposures. Life and accident and health reinsurance is accomplished through various plans of reinsurance, primarily coinsurance and yearly renewable term. Generally, Thrivent Financial retains a maximum of $3 million of single or joint life coverage for any single mortality risk. Ceded balances would represent a liability of Thrivent Financial in the event the reinsurers were unable to meet their obligations under the terms of the reinsurance agreements.
Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
6. Reinsurance, continued
Reinsurance amounts included in the Statutory-Basis Statements of Operations for the years ended December 31 were as follows (in millions):
	2016	2015	2014
Direct premiums	$5,570	$5,612	$5,522
Reinsurance ceded	(119)	(112)	(96)
Net premiums	$5,451	$5,500	$5,426
Reinsurance claims recovered	$ 50	$ 38	$ 51
Aggregate reserves and contract claims liabilities in the Statutory-Basis Statements of Assets, Liabilities and Surplus for the years ended December 31 were reduced by reinsurance ceded amounts as follows (in millions):
	2016	2015
Life insurance	$689	$620
Accident and health	1	1
Total	$690	$621
Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders.
Thrivent Financial periodically reviews the financial condition of its reinsurers and amounts recoverable in order to evaluate the financial strength of the companies supporting the recoverable balances. One reinsurer accounts for approximately 56% of the reinsurance recoverable as of December 31, 2016.
Thrivent Financial has no covered policies where certain term life and universal life insurance policies (XXX/AXXX risks) are ceded in accordance with Actuarial Guideline 48 (Actuarial Opinion and Memorandum Requirements for the Reinsurance of Policies to be Valued Under Sections 6 and 7 of the NAIC Valuation of Life Insurance Policies Model Regulation).
7. Surplus
Thrivent Financial is subject to certain risk-based capital (“RBC”) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. Thrivent Financial exceeds the RBC requirements as of December 31, 2016 and 2015.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
7. Surplus, continued
Unassigned funds were represented or reduced by the following categories and amounts as of December 31 (in millions):
	2016	2015
Unrealized gains and losses	$ 425	$ 357
Non-admitted assets	(104)	(98)
Separate account business	48	54
Asset valuation reserve	(1,099)	(1,000)
8. Fair Value of Financial Instruments
The financial instruments of Thrivent Financial have been classified, for disclosure purposes, into one of three categories based on the evaluation of the amount of observable and unobservable inputs used to determine fair value.
Fair Value Descriptions
Level 1 Financial Instruments
Level 1 financial instruments reported at fair value include certain bonds, unaffiliated common stocks and short-term investments. Bonds and unaffiliated common stocks primarily are valued using quoted prices in active markets. Short-term investments consist of money market mutual funds whose fair value is based on the quoted daily net asset values of the invested funds.
Level 1 financial instruments not reported at fair value include bonds, which are priced based on quoted market prices, and primarily include U.S. Treasury bonds, cash and certain cash equivalents.
Level 2 Financial Instruments
Level 2 financial instruments reported at fair value include, certain unaffiliated common stocks, short-term investments and assets held in separate accounts. Unaffiliated common stocks are valued based on market quotes where the stocks are not considered actively traded. Short-term investments are valued using significant observable inputs. The fair values for separate account assets are based on published daily net asset values of the funds in which the separate accounts are invested.
Level 2 financial instruments not reported at fair value include bonds, unaffiliated preferred stocks, cash equivalents and short-term investments, other invested assets and liabilities related to separate accounts.
Bonds that are priced using a third party pricing vendor primarily include certain corporate debt securities and asset-backed securities. Pricing from a third party pricing vendor varies by asset class but generally includes inputs such as estimated cash flows, benchmark yields, reported trades, issuer spreads, bids, offers, credit quality, industry events and economic events. If Thrivent Financial is unable to obtain a price from a third party pricing vendor, management may obtain broker quotes or utilize an internal pricing model specific to the asset. The internal pricing models apply practices that are standard among the industry and utilize observable market data. Fair values of unaffiliated preferred stocks are based on market quotes where these securities are not considered actively traded.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments, continued
Fair Value Descriptions, continued
Level 2 Financial Instruments, continued
Cash equivalents and short-term investments includes investments in commercial paper and agency notes. The carrying amounts for these investments approximate their fair values. Other invested assets include investments in surplus notes in which the fair values are based on quoted market prices. The carrying amounts of liabilities related to separate accounts reflect the amounts in the separate account assets and approximate their fair values.
Level 3 Financial Instruments
Level 3 financial instruments reported at fair value include other invested assets, which consist of certain derivatives. The fair value is determined using independent broker quotes.
Level 3 financial instruments not reported at fair value include bonds, mortgage loans, contract loans, limited partnerships, real estate, other invested assets, deferred annuities, other deposit contracts and other liabilities.
Level 3 bonds primarily include private placement debt securities and convertible bonds. Private placement debt securities are valued using internal pricing models specific to the assets using unobservable inputs such as issuer spreads, estimated cash flows, internal credit ratings and volatility adjustments. Market comparable discount rates ranging from 0% to 12% are used as the base rate in the discounted cash flows used to determine the fair value of certain assets. Increases or decreases in the credit spreads on the comparable assets could cause the fair value of assets to significantly decrease or increase, respectively. Additionally, Thrivent Financial may adjust the base discount rate or the modeled price by applying an illiquidity premium of 25 basis points, given the highly structured nature of certain assets. Convertible bonds are valued using third party broker quotes to determine fair value.
Limited partnerships include private equity investments. The fair values of these investments are estimated based on assumptions in the absence of observable market data. In determining fair value the following valuation techniques are generally used: most recent capital balance adjusted for current cash flows; internal valuation methodologies designed for specific asset classes, primarily sponsor valuations or net asset value; discounted cash flow models; or applying current market multiples to earnings before interest, taxes, depreciation and amortization (EBITDA).
The fair values for mortgage loans are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amounts for contract loans approximate their fair values. The fair value of real estate held-for-sale is based on current market price assessments on the properties. Other invested assets primarily include real estate joint ventures. The fair values of real estate joint venture investments are derived using GAAP audited financial statements.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments, continued
Fair Value Descriptions, continued
Level 3 Financial Instruments, continued
The fair values for deferred annuities and other deposit contracts, which include supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal. The fair values for other liabilities, which consist of certain derivatives, are derived from broker quotes.
Financial Instruments Carried at Fair Value
The fair values of Thrivent Financial’s financial instruments measured and reported at fair value were as follows (in millions):
	Level 1	Level 2	Level 3	Total
December 31, 2016
Assets
Bonds	$ 267	$ —	$—	$ 267
Unaffiliated common stocks	1,134	77	—	1,211
Cash, Cash equivalents and short-term investments	285	—	—	285
Other invested assets	—	22	14	36
Assets held in separate accounts	—	26,718	—	26,718
Total	$1,686	$26,817	$ 14	$28,517
Liabilities
Other liabilities	$ —	$ 2	$ 10	$ 12
December 31, 2015
Assets
Bonds	$ 258	$ —	$—	$ 258
Unaffiliated common stocks	931	83	—	1,014
Cash, cash equivalents and short-term investments	64	—	—	64
Other invested assets	—	21	5	26
Assets held in separate accounts	—	24,062	—	24,062
Total	$1,253	$24,166	$ 5	$25,424
Liabilities
Other liabilities	$ —	$ —	$ 3	$ 3
The fair value information for December 31, 2015 has been modified to be consistent with the current year presentation.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments, continued
Financial Instruments Carried at Fair Value, continued
Additional Information on Level 3 Financial Instruments carried at Fair Value
There were no gains or losses recognized in net income during 2016, 2015 or 2014 attributable to the change in unrealized gains and losses related to Level 3 assets still held at December 31, 2016, 2015 or 2014.
The following table shows the changes in fair values for the investments categorized as Level 3 (in millions):
	2016	2015
Assets:
Balance, January 1	$ 5	$ 4
Purchases	10	1
Sales	(6)	—
Unrealized gains and losses	5	—
Balance, December 31	$14	$ 5
Liabilities:
Balance, January 1	$ 3	$ 2
Purchases	6	1
Sales	(3)	—
Unrealized gains and losses	4	—
Balance, December 31	$10	$ 3
Transfers
During 2016, Thrivent Financial had transfers of $261 million into Level 2 from Level 3 and transfers of $97 million into Level 3 from Level 2 for bonds which are not held at fair value. During 2015, Thrivent Financial had transfers of $51 million into Level 2 from Level 3 and transfers of $2 million into Level 3 from Level 2 for bonds which are not held at fair value. There were no transfers between fair value levels for assets held at fair value. Transfers between fair value hierarchy levels are recognized at the end of the reporting period.
Valuation Assumptions
The results of the valuation methods presented in this footnote are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As a result, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the financial instruments. These fair values are for certain financial instruments of Thrivent Financial; accordingly, the aggregate fair value amounts presented do not represent the underlying value of Thrivent Financial.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
8. Fair Value of Financial Instruments, continued
Fair Value of All Financial Instruments
The carrying values and fair values of all financial instruments are presented below (in millions).
	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2016
Financial assets:
Bonds	$41,908	$2,409	$33,952	$ 7,418	$43,779
Unaffiliated preferred stocks	125	—	106	29	135
Unaffiliated common stocks	1,211	1,134	77	—	1,211
Mortgage loans	7,776	—	—	8,179	8,179
Contract loans	1,164	—	—	1,164	1,164
Cash, cash equivalents and short-term investments	1,731	301	1,430	—	1,731
Limited partnerships	2,920	—	—	2,920	2,920
Real estate — held-for-sale	2	—	—	2	2
Assets held in separate accounts	26,718	—	26,718	—	26,718
Other invested assets	179	—	24	179	203
Financial liabilities:
Deferred annuities	13,232	—	—	13,071	13,071
Other deposit contracts	1,123	—	—	1,123	1,123
Other liabilities	13	—	2	10	12
Liabilities related to separate accounts	26,671	—	26,671	—	26,671
December 31, 2015
Financial assets:
Bonds	$40,508	$2,188	$32,748	$ 6,743	$41,679
Unaffiliated preferred stocks	97	—	102	—	102
Unaffiliated common stocks	1,014	931	83	—	1,014
Mortgage loans	7,558	—	—	7,873	7,873
Contract loans	1,172	—	—	1,172	1,172
Cash, cash equivalents and short-term investments	1,808	227	1,571	10	1,808
Limited partnerships	2,684	—	—	2,696	2,696
Real estate — held-for-sale	3	—	—	5	5
Assets held in separate accounts	24,062	—	24,062	—	24,062
Other invested assets	130	—	105	53	158
Financial liabilities:
Deferred annuities	12,351	—	—	11,667	11,667
Other deposit contracts	1,218	—	—	1,218	1,218
Other liabilities	3	—	—	3	3
Liabilities related to separate accounts	24,009	—	24,009	—	24,009

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans
Pension and Other Postretirement Benefits
Thrivent Financial has a qualified noncontributory defined benefit retirement plan that provides benefits to substantially all home office and field employees upon retirement. Thrivent Financial also provides certain health care and life insurance benefits for substantially all retired home office and field personnel. Thrivent Financial uses a measurement date of December 31 in its benefit plan disclosures.
The components of net periodic pension expense for Thrivent Financial’s qualified retirement and other plans for the years ended December 31 were as follows (in millions):
	Retirement Plan			Other Plans
	2016	2015	2014	2016	2015	2014
Service cost	$ 23	$ 23	$ 20	$ 2	$ 2	$ 2
Interest cost	50	48	49	4	5	6
Expected return on plan assets	(68)	(69)	(65)	—	—	—
Other	26	32	19	6	7	7
Net periodic cost	$ 31	$ 34	$ 23	$ 12	$ 14	$ 15
The plans’ amounts recognized in the statutory-basis financial statements as of December 31 were as follows (in millions):
	Retirement Plan		Other Plans
	2016	2015	2016	2015
Change in projected benefit obligation:
Benefit obligation, beginning of year	$1,111	$1,170	$109	$123
Service cost	23	23	2	2
Interest cost	50	48	4	5
Actuarial (gain) loss	(57)	(89)	1	(14)
Transfers from Defined Contribution Plan	—	1	—	—
Benefits paid	(44)	(42)	(5)	(6)
Benefit obligation, end of year	$1,083	$1,111	$111	$110
Change in plan assets:
Fair value of plan assets, beginning of year	$ 892	$ 871	$—	$—
Actual return on plan assets	67	2	—	—
Employer contribution	20	60	5	6
Transfers from Defined Contribution Plan	—	1	—	—
Benefits paid	(44)	(42)	(5)	(6)
Fair value of plan assets, end of year	$ 935	$ 892	$—	$—

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
Pension and Other Postretirement Benefits, continued
The plans’ amounts recognized in the statutory-basis financial statements, funding statuses and accumulated benefit obligation as of December 31 were as follows (in millions):
	Retirement Plan		Other Plans
	2016	2015	2016	2015
Funded status:
Accrued benefit costs	$ —	$ —	$(122)	$(115)
Liability for pension benefits	(148)	(219)	11	6
Total unfunded liabilities	(148)	(219)	(111)	(109)
Items not yet recognized:
Net losses (gains)	301	384	(23)	(25)
Net prior service cost	(1)	(2)	12	19
Accumulated amounts recognized in periodic pension expenses	$ 152	$ 163	$(122)	$(115)
Accumulated benefit obligation	$1,034	$1,061	$ 111	$ 109
The unfunded liabilities for the retirement plan and other postretirement plans at December 31, 2016 and 2015, are included in other liabilities in the Statutory-Basis Statement of Assets, Liabilities and Surplus.
A summary of the amounts yet to be recognized in the Statutory-Basis Statement of Operations as of December 31 is as follows (in millions):
	Retirement Plan			Other Plans
	Net Prior Service Cost	Net Recognized (Gains) Losses	Total	Net Prior Service Cost	Net Recognized (Gains) Losses	Total
Items not yet recognized, January 1, 2015	$ (3)	$439	$436	$ 26	$ (11)	$ 15
Net prior service cost recognized	1	—	1	(7)	—	(7)
Net (gain) loss arising during the period	—	(23)	(23)	—	(14)	(14)
Net gain (loss) recognized	—	(32)	(32)	—	—	—
Items not yet recognized, December 31, 2015	$ (2)	$384	$382	$ 19	$ (25)	$ (6)
Net prior service cost recognized	1	—	1	(7)	—	(7)
Net (gain) loss arising during the period	—	(56)	(56)	—	1	1
Net gain (loss) recognized	—	(27)	(27)	—	1	1
Items not yet recognized, December 31, 2016	$ (1)	$301	$300	$ 12	$ (23)	$ (11)

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
Pension and Other Postretirement Benefits, continued
The amounts in unassigned funds expected as of December 31 to be recognized in the next fiscal year as components of periodic benefit cost were as follows (in millions):
	Retirement Plan		Other Plans
	2016	2015	2016	2015
Net prior service cost	$ (1)	$ (1)	$ 7	$ 7
Net recognized gains/(losses)	19	27	(1)	(1)
Pension and Other Postretirement Benefit Factors
Thrivent Financial periodically evaluates the long-term earned rate assumptions, taking into consideration historical performance of the plan’s assets as well as current asset diversification and investment strategy in determining the rate of return assumptions used in calculating the plans’ benefit expenses and obligation.
	Retirement Plan		Other Plans
	2016	2015	2016	2015
Weighted average assumptions:
Discount rate	4.30%	4.60%	4.30%	4.60%
Expected return on plan assets	7.75	8.00	N/A	N/A
Rate of compensation increase	3.40	3.00	N/A	N/A
The assumed health care cost trend rate used in measuring the postretirement health care benefit obligation was 7.00% and 8.25% in 2016 for pre-65 participants and post-65 participants, respectively, trending down to 4.50% in 2026. The assumed health care cost trend rates can have a significant impact on the amounts reported. For example, a one-percentage point increase or decrease in the rate would change the 2016 total service and interest cost by $1 million. A one-percentage point increase in the rate would change the postretirement health care benefit obligation by $12 million. A one-percentage point decrease in the rate would change the postretirement health care benefit obligation by $10 million. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 includes a federal subsidy to sponsors of retirement health care plans that provide a prescription benefit that is at least actuarially equivalent to Medicare Part D. Thrivent’s Medicare prescription plan is fully insured and therefore the plan’s insurer receives the federal subsidy.
Estimated pension benefit payments for the next ten years are as follows: 2017 — $50 million; 2018 — $52 million; 2019 — $55 million; 2020 — $58 million; 2021 — $60 million; and 2022 to 2026 — $337 million.
Estimated other post-retirement benefit payments for the next ten years are as follows: 2017 — $7 million; 2018 — $7 million; 2019 — $8 million; 2020 — $8 million; 2021 — $8 million; and 2022 to 2026 — $42 million.
The minimum pension contribution required for 2016 under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) guidelines will be determined in the first quarter of 2017.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
Pension and Other Postretirement Benefits, continued
Pension Assets
The assets of Thrivent Financial’s qualified defined benefit plan are held in trust. Thrivent Financial has a benefit plan advisory committee that sets investment guidelines, which are established based on market conditions, risk tolerance, funding requirements and expected benefit payments. A third party oversees the investment allocation process and monitors asset performance. As pension liabilities are long term in nature, Thrivent Financial employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk.
The investment portfolio contains a diversified portfolio of investment categories, including equities and fixed income securities. Allocations for plan assets for the years ended December 31 were as follows:
	Target Allocation	Actual Allocation
		2016	2015
Equity securities	60%	61%	61%
Fixed income and other securities	40	39	39
Total	100%	100%	100%
Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large-cap and small-cap stocks, active and passive management and derivative-based styles. With prudent risk tolerance and asset diversification, the plan is expected to meet its pension obligations in the future.
The fair values of the defined benefit plan assets by asset category are presented below (in millions):
	Level 1	Level 2	Level 3	Total
December 31, 2016
Fixed maturity securities:
U.S. government and agency securities	$103	$—	$—	$ 103
Securities issued by foreign governments	—	1	—	1
Corporate debt securities	—	172	1	173
Residential mortgage-backed securities	—	104	—	104
Commercial mortgage-backed securities	—	5	—	5
Other debt obligations	—	12	—	12
Common stocks	361	8	—	369
Preferred stock	—	1	—	1
Affiliated mutual funds — equity funds	—	66	—	66
Short-term investments	—	155	—	155
Limited partnerships	—	—	35	35
Derivatives	—	—	—	—
Total	$464	$524	$ 36	$1,024

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
Pension and Other Postretirement Benefits, continued
Pension Assets, continued
	Level 1	Level 2	Level 3	Total
December 31, 2015
Fixed maturity securities:
U.S. government and agency securities	$ 73	$ 1	$—	$ 74
Securities issued by foreign governments	—	—	—	—
Corporate debt securities	—	172	—	172
Residential mortgage-backed securities	—	83	—	83
Commercial mortgage-backed securities	—	7	—	7
Other debt obligations	—	3	—	3
Common stocks	382	15	—	397
Preferred stock	—	1	—	1
Affiliated mutual funds — equity funds	—	64	—	64
Short-term investments	15	123	—	138
Limited partnerships	—	—	19	19
Derivatives	—	1	—	1
Total	$470	$470	$ 19	$ 959
The fair value of defined benefit plan assets as presented in the table above does not include net accrued liabilities in the amount of $89 million and $67 million as of December 31, 2016 and 2015, respectively.
There were no significant transfers of defined benefit plan Level 1 and Level 2 fair value measurements during 2016 or 2015. Transfers between fair value hierarchy levels are recognized at the end of the reporting period.
The following table shows the changes in fair values of defined benefit plan assets categorized as Level 3 (in millions):
	Corporate debt securities	Limited Partnerships	Total
Balance, January 1, 2015	$ 1	$ 11	$ 12
Purchases	—	11	11
Sales	(1)	(3)	(4)
Transfers out of Level 3	—	—	—
Balance, December 31, 2015	—	$ 19	$ 19
Purchases	1	20	21
Sales	—	(7)	(7)
Transfers into Level 3	—	3	3
Balance, December 31, 2016	$ 1	$ 35	$ 36

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
9. Benefit Plans, continued
Defined Contribution Plans
Thrivent Financial also provides contributory and noncontributory defined contribution retirement benefits that cover substantially all home office and field employees. Eligible participants in the 401(k) plan may elect to contribute a percentage of their eligible earnings, and Thrivent Financial will match participant contributions up to 6% of eligible earnings. In addition, Thrivent Financial will contribute a percentage of eligible earnings for participants in a noncontributory plan for field employees. For the years ended December 31, 2016, 2015 and 2014, Thrivent Financial contributed $34 million, $32 million and $32 million, respectively, to these plans.
As of December 31, 2016 and 2015, $90 million and $93 million, respectively, of the assets of the defined contribution plans were invested in a deposit administration contract issued by Thrivent Financial.
10. Commitments and Contingent Liabilities
Litigation and Other Proceedings
Thrivent Financial is involved in various lawsuits, contractual matters and other contingencies that have arisen from the normal course of business. Thrivent Financial assesses its exposure to these matters periodically and adjusts its provision accordingly. As of December 31, 2016, Thrivent Financial believes adequate provision has been made for any losses that may result from these matters.
Financial Instruments
Thrivent Financial is a party to financial instruments with on- and off-balance sheet risk in the normal course of business. These instruments involve, to varying degrees, elements of credit, interest rate, equity price or liquidity risk in excess of the amount recognized in the Statutory-Basis Statements of Assets, Liabilities and Surplus. Thrivent Financial’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees is limited to the contractual amount of these instruments.
Commitments to Extend Credit
Thrivent Financial has commitments to extend credit for mortgage loans and other lines of credit of $290 million and $83 million as of December 31, 2016 and 2015, respectively. Commitments to purchase limited partnerships, private placement bonds and other invested assets were $2.2 billion and $2.0 billion as of December 31, 2016 and 2015, respectively.
Financial Guarantees
Thrivent Financial has entered into an agreement to purchase certain debt obligations of a third party civic organization, totaling $37 million, in the event certain conditions occur, as defined in the agreement. This agreement is secured by the assets of the third party.
Thrivent Financial has guaranteed that it will maintain the capital and surplus of its insurance and trust affiliates above certain levels required by the primary regulator of each company.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
10. Commitments and Contingent Liabilities, continued
Financial Instruments, continued
Leases
Thrivent Financial has operating leases for certain office equipment and real estate. Rental expense for these items totaled $14 million, $12 million and $11 million for each of the years ended December 31, 2016, 2015 and 2014 respectively. Future minimum rental commitments, in aggregate, as of December 31, 2016 were $8 million for operating leases. The future minimum rental payments for the five succeeding years were as follows: 2017 — $3 million; 2018 — $2 million; 2019 — $1 million; 2020 and thereafter — $2 million.
Leasing is not a significant part of Thrivent Financial’s business activities as lessor.
11. Related Party Transactions
Investments in Subsidiaries and Affiliated Entities
Thrivent Financial’s directly-owned subsidiary, Thrivent Financial Holdings, Inc. (Holdings), is valued in accordance with SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities (SCAs). Annually, Thrivent Financial files a “Form Sub-2” with the NAIC in support of the valuation of Holdings. The filing in support of the December 31, 2015 values was completed on May 12, 2016 and Thrivent Financial received a response from the NAIC that did not disallow the valuation method.
As of December 31, 2016 and 2015, the gross and admitted values were $261 million and $232 million, respectively. Of those amounts, $156 million and $149 million, as of December 31, 2016 and 2015, respectively, related to Holdings’ ownership of an insurance entity. The remaining $105 million and $83 million as of December 31, 2016 and 2015, respectively, reflects Holdings’ ownership interest in non-insurance entities.
Other Related Party Transactions
Thrivent Financial also has invested $116 million and $118 million in mutual funds that are part of the Thrivent Financial mutual fund family as of December 31, 2016 and 2015, respectively.
Thrivent Financial provides administrative services on behalf of its subsidiaries in accordance with intercompany service agreements. The total value of services provided under these agreements totaled $104 million, $92 million and $79 million for the years ended December 31, 2016, 2015 and 2014, respectively. The net receivables due from affiliates for the years ended December 31, 2016 and 2015 were $15 million and $11 million, respectively, which is included in other assets in the Statutory-Basis Financial Statements of Assets, Liabilities and Surplus.
Thrivent Financial has an agreement with an affiliate who distributes its variable products. Under the terms of the agreement, Thrivent Financial paid commissions, bonuses and other benefits on behalf of the affiliate totaling $99 million, $111 million and $111 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Thrivent Financial is the investment advisor for the Thrivent Series Portfolios in which the separate accounts assets are invested. Advisor fees in the amount of $151 million, $150 million and $143 million for the years ended December 31, 2016, 2015 and 2014, respectively, were included in separate account fees in the Statutory-Basis Statement of Operations.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
12. Basis of Presentation
The preceding statutory-basis financial statements of Thrivent Financial have been prepared in accordance with accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance, which practices differ from GAAP.
The following describes the more significant statutory accounting policies that are different from GAAP accounting policies.
Fixed Maturity Securities
For GAAP purposes, investments in fixed maturity securities are reported at fair value with the change in fair value reported as a separate component of comprehensive income for available-for-sale securities and reported as realized gains or losses for trading securities.
Acquisition Costs
For GAAP purposes, costs incurred that are directly related to the successful acquisition and issuance of new or renewal insurance contracts are deferred to the extent such costs are deemed recoverable from future profits and amortized in proportion to estimated margins from interest, mortality and other factors under the contracts.
Contract Liabilities
For GAAP purposes, liabilities for future contract benefits and expenses are estimated based on expected experience or actual account balances.
Non-Admitted Assets
For GAAP purposes, certain assets, primarily furniture, equipment and agents’ debit balances, are not charged directly to members’ equity and are not excluded from the balance sheet.
Interest Maintenance Reserve
For GAAP purposes, certain realized investment gains and losses for fixed maturity securities sold prior to their maturity are not deferred and amortized into operating results over the remaining maturity of the sold security.
Asset Valuation Reserve
For GAAP purposes, an asset valuation reserve is not maintained.
Premiums
For GAAP purposes, funds deposited and withdrawn on universal life and investment-type contracts are not recorded in the income statement.

Thrivent Financial for Lutherans
Notes to Statutory-Basis Financial Statements, continued
12. Basis of Presentation, continued
Consolidation
For GAAP purposes, subsidiaries are consolidated into the results of their parent.
Differences between consolidated GAAP financial statements and statutory-basis financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016, have not been quantified but are presumed to be material.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Thrivent Financial for Lutherans and
Contract Owners of Thrivent Variable Annuity Account I
In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts of Thrivent Variable Annuity Account I offered through Flexible Premium Deferred Variable Annuity Contract sponsored by Thrivent Financial for Lutherans, as indicated in Note 1, as of December 31, 2016, the results of each of their operations for the period then ended, and the changes in each of their net assets for each of the periods indicated in Note 1, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Thrivent Financial for Lutherans. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities as of December 31, 2016 by correspondence with Thrivent Series Fund, Inc., provide a reasonable basis for our opinions.
Minneapolis, Minnesota
April 28, 2017

THRIVENT VARIABLE ANNUITY ACCOUNT I
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2016
Subaccount	Investments at fair value	Receivable from Thrivent Financial for annuity reserve adjustment	Total Assets	Payable to Thrivent Financial for annuity reserve adjustment	Net Assets	Contracts in accumulation period	Reserves for contracts in annuity payment period	Net Assets	Series funds, at cost	Series funds shares owned
Aggressive Allocation	$ 761,455,744	$ 4,898	$ 761,460,642	$ —	$ 761,460,642	$ 760,988,576	$ 472,066	$ 761,460,642	$ 697,095,889	52,208,141
Moderately Aggressive Allocation	$4,438,927,572	$106,049	$4,439,033,621	$ —	$4,439,033,621	$4,433,212,645	$5,820,976	$4,439,033,621	$4,008,754,348	310,043,764
Moderate Allocation	$8,209,140,657	$189,356	$8,209,330,013	$ —	$8,209,330,013	$8,200,722,547	$8,607,466	$8,209,330,013	$7,573,710,862	602,010,872
Moderately Conservative Allocation	$4,336,486,160	$ 88,102	$4,336,574,262	$ —	$4,336,574,262	$4,331,484,081	$5,090,181	$4,336,574,262	$4,103,532,979	339,320,821
Growth and Income Plus	$ 74,168,683	$ 1,179	$ 74,169,862	$ —	$ 74,169,862	$ 74,057,043	$ 112,819	$ 74,169,862	$ 74,917,202	7,268,803
Balanced Income Plus	$ 187,904,638	$ 3,941	$ 187,908,579	$ —	$ 187,908,579	$ 187,564,415	$ 344,164	$ 187,908,579	$ 195,406,880	13,336,311
Diversified Income Plus	$ 479,649,641	$ 5,933	$ 479,655,574	$ —	$ 479,655,574	$ 478,627,099	$1,028,475	$ 479,655,574	$ 462,177,364	61,811,317
Opportunity Income Plus	$ 128,425,570	$ 257	$ 128,425,827	$ —	$ 128,425,827	$ 128,314,759	$ 111,068	$ 128,425,827	$ 129,069,015	12,733,557
Partner Healthcare	$ 139,478,263	$ 499	$ 139,478,762	$ —	$ 139,478,762	$ 139,424,060	$ 54,702	$ 139,478,762	$ 167,106,914	9,290,437
Partner Emerging Markets Equity	$ 47,344,045	$ 1,886	$ 47,345,931	$ —	$ 47,345,931	$ 47,249,630	$ 96,301	$ 47,345,931	$ 48,417,740	4,156,888
Real Estate Securities	$ 136,098,280	$ 4,614	$ 136,102,894	$ —	$ 136,102,894	$ 135,791,599	$ 311,295	$ 136,102,894	$ 113,164,957	5,855,704
Small Cap Stock	$ 163,727,256	$ 31,824	$ 163,759,080	$ —	$ 163,759,080	$ 163,009,929	$ 749,151	$ 163,759,080	$ 136,561,523	8,853,136
Small Cap Index	$ 201,589,746	$ 3,857	$ 201,593,603	$ —	$ 201,593,603	$ 201,336,782	$ 256,821	$ 201,593,603	$ 176,042,537	11,086,472
Mid Cap Stock	$ 268,865,580	$ —	$ 268,865,580	$31,293	$ 268,834,287	$ 267,469,727	$1,364,560	$ 268,834,287	$ 218,305,830	14,090,970
Mid Cap Index	$ 223,436,750	$ 4,664	$ 223,441,414	$ —	$ 223,441,414	$ 223,145,068	$ 296,346	$ 223,441,414	$ 195,263,379	13,091,664
Partner Worldwide Allocation	$ 199,891,115	$ 2,993	$ 199,894,108	$ —	$ 199,894,108	$ 199,535,286	$ 358,822	$ 199,894,108	$ 189,556,307	21,987,561
Partner All Cap	$ 66,321,234	$ —	$ 66,321,234	$13,744	$ 66,307,490	$ 66,116,935	$ 190,555	$ 66,307,490	$ 60,124,978	5,104,931
Large Cap Growth	$ 253,685,148	$ —	$ 253,685,148	$14,025	$ 253,671,123	$ 252,776,455	$ 894,668	$ 253,671,123	$ 203,133,911	9,176,064
Partner Growth Stock	$ 90,687,591	$ 275	$ 90,687,866	$ —	$ 90,687,866	$ 90,511,334	$ 176,532	$ 90,687,866	$ 80,743,888	5,034,033
Large Cap Value	$ 174,510,764	$ 11,027	$ 174,521,791	$ —	$ 174,521,791	$ 173,911,891	$ 609,900	$ 174,521,791	$ 135,058,714	10,363,365
Large Cap Stock	$ 176,590,947	$ 4,281	$ 176,595,228	$ —	$ 176,595,228	$ 175,905,000	$ 690,228	$ 176,595,228	$ 144,953,434	14,599,602
Large Cap Index	$ 396,116,345	$ 12,427	$ 396,128,772	$ —	$ 396,128,772	$ 395,278,122	$ 850,650	$ 396,128,772	$ 334,643,577	12,762,548
High Yield	$ 189,669,857	$ —	$ 189,669,857	$13,066	$ 189,656,791	$ 188,869,528	$ 787,263	$ 189,656,791	$ 192,712,182	39,761,406
Income	$ 194,031,518	$ —	$ 194,031,518	$ 5,151	$ 194,026,367	$ 193,578,701	$ 447,666	$ 194,026,367	$ 197,464,031	19,270,379
Bond Index	$ 150,566,542	$ 4,061	$ 150,570,603	$ —	$ 150,570,603	$ 150,309,206	$ 261,397	$ 150,570,603	$ 152,187,473	13,879,147
Limited Maturity Bond	$ 200,205,170	$ —	$ 200,205,170	$ 1,686	$ 200,203,484	$ 199,956,134	$ 247,350	$ 200,203,484	$ 200,800,709	20,414,726
Money Market	$ 154,477,005	$ —	$ 154,477,005	$ 289	$ 154,476,716	$ 154,422,006	$ 54,710	$ 154,476,716	$ 154,477,001	154,477,001
The accompanying notes are an integral part of these financial statements.

THRIVENT VARIABLE ANNUITY ACCOUNT I
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
Subaccount	Investment Income	Expenses		Net investment income (loss)	Realized and unrealized gain (loss) on investments			Net gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
	Dividends	Mortality & expense risk charges	Rider fee		Net realized gain (loss) on sale of investments	Capital gain distributions	Change in unrealized appreciation (depreciation) of investments
Aggressive Allocation	$ 6,891,478	$ (9,165,203)	$ —	$ (2,273,725)	$ 3,495,702	$ 38,288,729	$ 22,154,047	$ 63,938,478	$ 61,664,753
Moderately Aggressive Allocation	$ 59,648,678	$(52,724,667)	$(15,250,438)	$ (8,326,427)	$35,386,239	$169,934,081	$148,326,862	$353,647,182	$345,320,755
Moderate Allocation	$132,151,536	$(98,552,209)	$(47,324,371)	$(13,725,044)	$54,367,805	$199,329,415	$286,556,985	$540,254,205	$526,529,161
Moderately Conservative Allocation	$ 68,550,452	$(51,011,459)	$(19,008,327)	$ (1,469,334)	$21,334,264	$ 45,325,448	$145,858,741	$212,518,453	$211,049,119
Growth and Income Plus	$ 1,512,163	$ (885,258)	$ —	$ 626,905	$ (420,524)	$ 1,171,144	$ 2,057,779	$ 2,808,399	$ 3,435,304
Balanced Income Plus	$ 4,003,271	$ (2,087,662)	$ —	$ 1,915,609	$ (1,018,408)	$ 5,531,807	$ 2,270,342	$ 6,783,741	$ 8,699,350
Diversified Income Plus	$ 14,758,817	$ (5,657,150)	$ —	$ 9,101,667	$ 649,914	$ 1,178,840	$ 12,964,213	$ 14,792,967	$ 23,894,634
Opportunity Income Plus	$ 3,520,641	$ (1,363,830)	$ —	$ 2,156,811	$ (184,481)	$ —	$ 2,460,288	$ 2,275,807	$ 4,432,618
Partner Healthcare	$ 6,428,596	$ (2,028,089)	$ —	$ 4,400,507	$ (2,217,487)	$ 5,817,848	$ (36,025,803)	$ (32,425,442)	$ (28,024,935)
Partner Emerging Markets Equity	$ 419,439	$ (549,027)	$ —	$ (129,588)	$ (246,856)	$ —	$ 3,873,372	$ 3,626,516	$ 3,496,928
Real Estate Securities	$ 1,826,969	$ (1,605,253)	$ —	$ 221,716	$ 2,599,681	$ 487,436	$ 3,260,041	$ 6,347,158	$ 6,568,874
Small Cap Stock	$ 464,058	$ (1,757,826)	$ —	$ (1,293,768)	$ 814,337	$ 6,772,490	$ 25,671,173	$ 33,258,000	$ 31,964,232
Small Cap Index	$ 1,392,941	$ (1,854,014)	$ —	$ (461,073)	$ 273,523	$ 10,024,055	$ 25,380,720	$ 35,678,298	$ 35,217,225
Mid Cap Stock	$ 849,071	$ (2,825,863)	$ —	$ (1,976,792)	$ 2,595,583	$ 23,171,678	$ 32,389,202	$ 58,156,463	$ 56,179,671
Mid Cap Index	$ 1,428,835	$ (2,150,526)	$ —	$ (721,691)	$ 868,449	$ 8,352,196	$ 22,072,722	$ 31,293,367	$ 30,571,676
Partner Worldwide Allocation	$ 4,190,347	$ (2,406,860)	$ —	$ 1,783,487	$ 804,181	$ —	$ 1,429,339	$ 2,233,520	$ 4,017,007
Partner All Cap	$ 164,956	$ (777,415)	$ —	$ (612,459)	$ 610,762	$ 2,796,393	$ 160,698	$ 3,567,853	$ 2,955,394
Large Cap Growth	$ 1,394,962	$ (3,203,742)	$ —	$ (1,808,780)	$ 7,638,286	$ 21,198,318	$ (33,873,024)	$ (5,036,420)	$ (6,845,200)
Partner Growth Stock	$ —	$ (1,067,487)	$ —	$ (1,067,487)	$ 1,459,298	$ 3,795,999	$ (3,181,063)	$ 2,074,234	$ 1,006,747
Large Cap Value	$ 2,024,415	$ (1,863,477)	$ —	$ 160,938	$ 3,243,731	$ 8,787,809	$ 10,873,613	$ 22,905,153	$ 23,066,091
Large Cap Stock	$ 2,184,518	$ (2,184,987)	$ —	$ (469)	$ 2,946,735	$ —	$ 3,894,459	$ 6,841,194	$ 6,840,725
Large Cap Index	$ 5,615,421	$ (3,944,927)	$ —	$ 1,670,494	$ 3,104,778	$ 1,940,208	$ 25,434,984	$ 30,479,970	$ 32,150,464
High Yield	$ 9,503,084	$ (2,157,485)	$ —	$ 7,345,599	$ (1,080,392)	$ —	$ 11,362,900	$ 10,282,508	$ 17,628,107
Income	$ 5,886,244	$ (2,200,181)	$ —	$ 3,686,063	$ (258,526)	$ 123,324	$ 2,966,637	$ 2,831,435	$ 6,517,498
Bond Index	$ 2,275,565	$ (1,759,827)	$ —	$ 515,738	$ 257,180	$ 261,975	$ (2,086,738)	$ (1,567,583)	$ (1,051,845)
Limited Maturity Bond	$ 3,366,610	$ (2,232,870)	$ —	$ 1,133,740	$ (168,509)	$ —	$ 1,432,428	$ 1,263,919	$ 2,397,659
Money Market	$ —	$ (1,712,425)	$ —	$ (1,712,425)	$ —	$ —	$ —	$ —	$ (1,712,425)
The accompanying notes are an integral part of these financial statements.

THRIVENT VARIABLE ANNUITY ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2016
Subaccount	Increase (decrease) in net assets from operations			Net Change in Net Assets from Operations	Increase (decrease) in net assets from contract related transactions					Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments		Proceeds from units issued	Transfers for contract benefits and terminations	Administrative charges	Adjustments to annuity reserves	Transfers between subaccounts
Aggressive Allocation	$ (2,273,725)	$ 41,784,431	$ 22,154,047	$ 61,664,753	$ 62,725,700	$ (32,195,063)	$(147,439)	$ 1,889	$ (9,730,822)	$ 20,654,265	$ 82,319,018	$ 679,141,624	$ 761,460,642
Moderately Aggressive Allocation	$ (8,326,427)	$205,320,320	$148,326,862	$345,320,755	$290,923,009	$(186,729,182)	$(385,384)	$ 62,456	$(43,043,405)	$ 60,827,494	$406,148,249	$4,032,885,372	$4,439,033,621
Moderate Allocation	$(13,725,044)	$253,697,220	$286,556,985	$526,529,161	$397,356,997	$(377,421,579)	$(333,883)	$ 57,312	$ 68,103,672	$ 87,762,519	$614,291,680	$7,595,038,333	$8,209,330,013
Moderately Conservative Allocation	$ (1,469,334)	$ 66,659,712	$145,858,741	$211,049,119	$520,183,832	$(192,666,658)	$(119,611)	$ 24,638	$ 64,785,466	$392,207,667	$603,256,786	$3,733,317,476	$4,336,574,262
Growth and Income Plus	$ 626,905	$ 750,620	$ 2,057,779	$ 3,435,304	$ 6,712,685	$ (3,360,595)	$ (3,777)	$ 161	$ 2,815,079	$ 6,163,553	$ 9,598,857	$ 64,571,005	$ 74,169,862
Balanced Income Plus	$ 1,915,609	$ 4,513,399	$ 2,270,342	$ 8,699,350	$ 18,005,074	$ (8,723,561)	$ (5,148)	$ 752	$ 28,163,134	$ 37,440,251	$ 46,139,601	$ 141,768,978	$ 187,908,579
Diversified Income Plus	$ 9,101,667	$ 1,828,754	$ 12,964,213	$ 23,894,634	$ 41,396,582	$ (25,819,623)	$ (19,601)	$ 2,999	$ 42,538,459	$ 58,098,816	$ 81,993,450	$ 397,662,124	$ 479,655,574
Opportunity Income Plus	$ 2,156,811	$ (184,481)	$ 2,460,288	$ 4,432,618	$ 14,877,457	$ (6,267,850)	$ (1,949)	$ 218	$ 30,246,443	$ 38,854,319	$ 43,286,937	$ 85,138,890	$ 128,425,827
Partner Healthcare	$ 4,400,507	$ 3,600,361	$ (36,025,803)	$ (28,024,935)	$ 14,946,141	$ (6,702,711)	$ (10,460)	$ (41)	$ (630,883)	$ 7,602,046	$ (20,422,889)	$ 159,901,651	$ 139,478,762
Partner Emerging Markets Equity	$ (129,588)	$ (246,856)	$ 3,873,372	$ 3,496,928	$ 4,632,299	$ (2,439,720)	$ (3,544)	$ (4,541)	$ 6,417,377	$ 8,601,871	$ 12,098,799	$ 35,247,132	$ 47,345,931
Real Estate Securities	$ 221,716	$ 3,087,117	$ 3,260,041	$ 6,568,874	$ 14,051,150	$ (6,176,425)	$ (6,258)	$ (9,438)	$ 8,861,641	$ 16,720,670	$ 23,289,544	$ 112,813,350	$ 136,102,894
Small Cap Stock	$ (1,293,768)	$ 7,586,827	$ 25,671,173	$ 31,964,232	$ 7,909,873	$ (7,986,656)	$ (6,491)	$ 14,372	$ (3,188,826)	$ (3,257,728)	$ 28,706,504	$ 135,052,576	$ 163,759,080
Small Cap Index	$ (461,073)	$ 10,297,578	$ 25,380,720	$ 35,217,225	$ 26,642,244	$ (6,524,536)	$ (5,257)	$(29,926)	$ 34,939,547	$ 55,022,072	$ 90,239,297	$ 111,354,306	$ 201,593,603
Mid Cap Stock	$ (1,976,792)	$ 25,767,261	$ 32,389,202	$ 56,179,671	$ 15,511,469	$ (12,116,071)	$ (11,314)	$ 7,546	$ (1,066,185)	$ 2,325,445	$ 58,505,116	$ 210,329,171	$ 268,834,287
Mid Cap Index	$ (721,691)	$ 9,220,645	$ 22,072,722	$ 30,571,676	$ 31,403,318	$ (7,382,027)	$ (5,774)	$ 2,101	$ 39,355,014	$ 63,372,632	$ 93,944,308	$ 129,497,106	$ 223,441,414
Partner Worldwide Allocation	$ 1,783,487	$ 804,181	$ 1,429,339	$ 4,017,007	$ 15,867,182	$ (10,126,609)	$ (7,115)	$ 2,334	$ 5,898,185	$ 11,633,977	$ 15,650,984	$ 184,243,124	$ 199,894,108
Partner All Cap	$ (612,459)	$ 3,407,155	$ 160,698	$ 2,955,394	$ 6,307,744	$ (3,033,231)	$ (2,952)	$ 2,976	$ 3,043,713	$ 6,318,250	$ 9,273,644	$ 57,033,846	$ 66,307,490
Large Cap Growth	$ (1,808,780)	$ 28,836,604	$ (33,873,024)	$ (6,845,200)	$ 18,737,422	$ (14,214,260)	$ (10,213)	$(13,852)	$ (6,983,032)	$ (2,483,935)	$ (9,329,135)	$ 263,000,258	$ 253,671,123
Partner Growth Stock	$ (1,067,487)	$ 5,255,297	$ (3,181,063)	$ 1,006,747	$ 8,971,281	$ (4,479,212)	$ (2,604)	$ (5,721)	$ 8,491,072	$ 12,974,816	$ 13,981,563	$ 76,706,303	$ 90,687,866
Large Cap Value	$ 160,938	$ 12,031,540	$ 10,873,613	$ 23,066,091	$ 11,259,436	$ (8,727,828)	$ (4,988)	$ 5,688	$ 8,487,547	$ 11,019,855	$ 34,085,946	$ 140,435,845	$ 174,521,791
Large Cap Stock	$ (469)	$ 2,946,735	$ 3,894,459	$ 6,840,725	$ 8,147,391	$ (9,635,477)	$ (7,121)	$ 5,337	$ (8,668,976)	$ (10,158,846)	$ (3,318,121)	$ 179,913,349	$ 176,595,228
Large Cap Index	$ 1,670,494	$ 5,044,986	$ 25,434,984	$ 32,150,464	$ 58,588,117	$ (13,785,315)	$ (9,972)	$ 8,508	$ 72,295,873	$117,097,211	$149,247,675	$ 246,881,097	$ 396,128,772
High Yield	$ 7,345,599	$ (1,080,392)	$ 11,362,900	$ 17,628,107	$ 14,308,670	$ (9,356,988)	$ (8,943)	$ 409	$ 13,862,010	$ 18,805,158	$ 36,433,265	$ 153,223,526	$ 189,656,791
Income	$ 3,686,063	$ (135,202)	$ 2,966,637	$ 6,517,498	$ 20,822,404	$ (10,026,442)	$ (6,596)	$ 900	$ 26,451,879	$ 37,242,145	$ 43,759,643	$ 150,266,724	$ 194,026,367
Bond Index	$ 515,738	$ 519,155	$ (2,086,738)	$ (1,051,845)	$ 19,795,115	$ (8,351,977)	$ (4,911)	$ 668	$ 28,855,653	$ 40,294,548	$ 39,242,703	$ 111,327,900	$ 150,570,603
Limited Maturity Bond	$ 1,133,740	$ (168,509)	$ 1,432,428	$ 2,397,659	$ 25,216,862	$ (14,626,652)	$ (5,471)	$ 249	$ 31,182,109	$ 41,767,097	$ 44,164,756	$ 156,038,728	$ 200,203,484
Money Market	$ (1,712,425)	$ —	$ —	$ (1,712,425)	$ 78,863,227	$ (15,114,800)	$ (6,002)	$ 25	$(17,879,448)	$ 45,863,002	$ 44,150,577	$ 110,326,139	$ 154,476,716
The accompanying notes are an integral part of these financial statements.

THRIVENT VARIABLE ANNUITY ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2015
Subaccount	Increase (decrease) in net assets from operations			Net Change in Net Assets from Operations	Increase (decrease) in net assets from contract related transactions					Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments		Proceeds from units issued	Transfers for contract benefits and terminations	Administrative charges	Adjustments to annuity reserves	Transfers between subaccounts
Aggressive Allocation	$ (1,681,321)	$ 50,904,349	$ (62,076,626)	$ (12,853,598)	$ 97,856,088	$ (27,377,663)	$(121,340)	$ 883	$ 11,790,511	$ 82,148,479	$ 69,294,881	$ 609,846,743	$ 679,141,624
Moderately Aggressive Allocation	$(16,161,925)	$224,289,674	$(309,631,850)	$(101,504,101)	$426,854,938	$(165,039,235)	$(328,603)	$ 23,909	$ (3,442,242)	$258,068,767	$156,564,666	$3,876,320,706	$4,032,885,372
Moderate Allocation	$(32,413,612)	$358,496,638	$(519,043,277)	$(192,960,251)	$590,742,762	$(317,231,140)	$(296,901)	$ 40,368	$ 33,820,556	$307,075,645	$114,115,394	$7,480,922,939	$7,595,038,333
Moderately Conservative Allocation	$ 292,325	$115,659,655	$(200,786,812)	$ (84,834,832)	$671,634,116	$(163,238,853)	$(110,687)	$ 16,159	$ 32,618,205	$540,918,940	$456,084,108	$3,277,233,368	$3,733,317,476
Growth and Income Plus	$ 531,940	$ 2,802,644	$ (4,750,762)	$ (1,416,178)	$ 7,194,572	$ (3,461,257)	$ (2,999)	$(40,290)	$ (3,480,260)	$ 209,766	$ (1,206,412)	$ 65,777,417	$ 64,571,005
Balanced Income Plus	$ 1,093,056	$ 4,130,759	$ (7,681,186)	$ (2,457,371)	$ 20,157,553	$ (7,271,699)	$ (3,830)	$ (4,124)	$ 17,065,773	$ 29,943,673	$ 27,486,302	$ 114,282,676	$ 141,768,978
Diversified Income Plus	$ 7,563,848	$ 9,061,773	$ (22,172,359)	$ (5,546,738)	$ 53,921,699	$ (19,456,462)	$ (16,838)	$ 2,060	$ 18,172,829	$ 52,623,288	$ 47,076,550	$ 350,585,574	$ 397,662,124
Opportunity Income Plus	$ 1,533,207	$ (119,475)	$ (2,738,556)	$ (1,324,824)	$ 20,404,757	$ (4,492,349)	$ (1,220)	$ 332	$ 12,255,665	$ 28,167,185	$ 26,842,361	$ 58,296,529	$ 85,138,890
Partner Healthcare	$ (1,690,454)	$ 8,236,352	$ (7,451,798)	$ (905,900)	$ 39,211,728	$ (3,974,535)	$ (6,075)	$ (7,042)	$ 44,054,716	$ 79,278,792	$ 78,372,892	$ 81,528,759	$ 159,901,651
Partner Emerging Markets Equity	$ (41,084)	$ (99,437)	$ (5,852,568)	$ (5,993,089)	$ 4,630,233	$ (1,564,073)	$ (3,277)	$(74,711)	$ 204,184	$ 3,192,356	$ (2,800,733)	$ 38,047,865	$ 35,247,132
Real Estate Securities	$ 203,368	$ 7,321,551	$ (6,254,897)	$ 1,270,022	$ 15,107,719	$ (5,176,622)	$ (4,965)	$(37,436)	$ 3,019,565	$ 12,908,261	$ 14,178,283	$ 98,635,067	$ 112,813,350
Small Cap Stock	$ (835,240)	$ 8,439,858	$ (13,804,709)	$ (6,200,091)	$ 5,767,083	$ (5,314,059)	$ (3,305)	$ 17,993	$ 86,933,399	$ 87,401,111	$ 81,201,020	$ 53,851,556	$ 135,052,576
Small Cap Index	$ (496,276)	$ 7,548,331	$ (11,115,528)	$ (4,063,473)	$ 21,943,263	$ (3,972,830)	$ (3,242)	$ 33,841	$ 12,220,321	$ 30,221,353	$ 26,157,880	$ 85,196,426	$ 111,354,306
Mid Cap Stock	$ (1,140,055)	$ 11,835,594	$ (7,433,805)	$ 3,261,734	$ 10,659,961	$ (8,045,881)	$ (5,170)	$(39,896)	$123,440,889	$126,009,903	$129,271,637	$ 81,057,534	$ 210,329,171
Mid Cap Index	$ (669,361)	$ 6,384,461	$ (11,348,275)	$ (5,633,175)	$ 28,189,131	$ (5,156,780)	$ (3,174)	$ 1,304	$ 16,520,035	$ 39,550,516	$ 33,917,341	$ 95,579,765	$ 129,497,106
Partner Worldwide Allocation	$ 2,253,537	$ 1,459,177	$ (8,372,684)	$ (4,659,970)	$ 21,292,458	$ (9,071,811)	$ (6,526)	$(79,367)	$ 12,340,633	$ 24,475,387	$ 19,815,417	$ 164,427,707	$ 184,243,124
Partner All Cap	$ (464,779)	$ 6,438,793	$ (5,941,596)	$ 32,418	$ 9,414,885	$ (3,077,123)	$ (2,176)	$(17,843)	$ 9,230,175	$ 15,547,918	$ 15,580,336	$ 41,453,510	$ 57,033,846
Large Cap Growth	$ (1,655,214)	$ 9,509,347	$ 12,729,875	$ 20,584,008	$ 19,699,518	$ (11,747,095)	$ (6,694)	$(43,607)	$ 50,652,036	$ 58,554,158	$ 79,138,166	$ 183,862,092	$ 263,000,258
Partner Growth Stock	$ (789,376)	$ 7,737,560	$ (1,872,689)	$ 5,075,495	$ 10,668,972	$ (2,827,076)	$ (1,175)	$ 5,977	$ 11,229,384	$ 19,076,082	$ 24,151,577	$ 52,554,726	$ 76,706,303
Large Cap Value	$ 50,074	$ 9,860,533	$ (16,905,853)	$ (6,995,246)	$ 10,806,171	$ (8,583,505)	$ (4,573)	$(39,024)	$ (7,110,101)	$ (4,931,032)	$ (11,926,278)	$ 152,362,123	$ 140,435,845
Large Cap Stock	$ (269,008)	$ 16,889,072	$ (12,936,112)	$ 3,683,952	$ 10,727,749	$ (9,826,002)	$ (5,212)	$ 1,676	$ 19,115,294	$ 20,013,505	$ 23,697,457	$ 156,215,892	$ 179,913,349
Large Cap Index	$ 172,853	$ 4,529,574	$ (5,521,468)	$ (819,041)	$ 52,381,971	$ (9,042,541)	$ (5,141)	$ 1,668	$ 34,280,160	$ 77,616,117	$ 76,797,076	$ 170,084,021	$ 246,881,097
High Yield	$ 7,121,316	$ (458,167)	$ (13,044,426)	$ (6,381,277)	$ 17,391,973	$ (8,992,695)	$ (8,390)	$(18,599)	$ (7,210,057)	$ 1,162,232	$ (5,219,045)	$ 158,442,571	$ 153,223,526
Income	$ 3,569,595	$ 3,303,686	$ (9,878,876)	$ (3,005,595)	$ 16,765,119	$ (8,975,782)	$ (6,116)	$ (7,315)	$ 2,942,027	$ 10,717,933	$ 7,712,338	$ 142,554,386	$ 150,266,724
Bond Index	$ 531,548	$ 243,052	$ (1,342,292)	$ (567,692)	$ 12,491,522	$ (6,867,446)	$ (4,187)	$ 771	$ 6,842,702	$ 12,463,362	$ 11,895,670	$ 99,432,230	$ 111,327,900
Limited Maturity Bond	$ 618,005	$ (145,833)	$ (1,328,358)	$ (856,186)	$ 28,989,866	$ (13,822,368)	$ (5,304)	$ 524	$ (10,153,040)	$ 5,009,678	$ 4,153,492	$ 151,885,236	$ 156,038,728
Money Market	$ (1,267,751)	$ —	$ —	$ (1,267,751)	$ 66,245,169	$ (11,233,252)	$ (5,204)	$ 175	$ (29,977,354)	$ 25,029,534	$ 23,761,783	$ 86,564,356	$ 110,326,139
The accompanying notes are an integral part of these financial statements.

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016
(1) ORGANIZATION
The Thrivent Variable Annuity Account I (the Variable Account), is registered as a unit investment trust under the Investment Company Act of 1940, and is a separate account of Thrivent Financial for Lutherans (Thrivent Financial). The Variable Account, which commenced operations on October 31, 2002, contains 27 subaccounts, each of which invests in a corresponding portfolio of the Thrivent Series Fund, Inc. (each a Fund and collectively the Funds), as provided below. For each subaccount, the financial statements are comprised of a statement of assets and liabilities as of December 31, 2016, a related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, all presented to reflect a full twelve month period except as noted below.
Subaccount	Series
Aggressive Allocation	Thrivent Series Fund, Inc. — Aggressive Allocation Portfolio
Moderately Aggressive Allocation	Thrivent Series Fund, Inc. — Moderately Aggressive Allocation Portfolio
Moderate Allocation	Thrivent Series Fund, Inc. — Moderate Allocation Portfolio
Moderately Conservative Allocation	Thrivent Series Fund, Inc. — Moderately Conservative Allocation Portfolio
Growth and Income Plus (j)	Thrivent Series Fund, Inc. — Growth and Income Plus Portfolio
Balanced Income Plus (k)	Thrivent Series Fund, Inc. — Balanced Income Plus Portfolio
Diversified Income Plus (o)	Thrivent Series Fund, Inc. — Diversified Income Plus Portfolio
Opportunity Income Plus (l)	Thrivent Series Fund, Inc. — Opportunity Income Plus Portfolio
Partner Healthcare	Thrivent Series Fund, Inc. — Partner Healthcare Portfolio
Partner Emerging Markets Equity (q)	Thrivent Series Fund, Inc. — Partner Emerging Markets Equity Portfolio
Real Estate Securities	Thrivent Series Fund, Inc. — Real Estate Securities Portfolio
Small Cap Stock (a, b)	Thrivent Series Fund, Inc. — Small Cap Stock Portfolio
Small Cap Index	Thrivent Series Fund, Inc. — Small Cap Index Portfolio
Mid Cap Stock (c, d)	Thrivent Series Fund, Inc. — Mid Cap Stock Portfolio
Mid Cap Index	Thrivent Series Fund, Inc. — Mid Cap Index Portfolio
Partner Worldwide Allocation (m)	Thrivent Series Fund, Inc. — Partner Worldwide Allocation Portfolio
Partner All Cap	Thrivent Series Fund, Inc. — Partner All Cap Portfolio
Large Cap Growth (f, n)	Thrivent Series Fund, Inc. — Large Cap Growth Portfolio
Partner Growth Stock	Thrivent Series Fund, Inc. — Partner Growth Stock Portfolio
Large Cap Value	Thrivent Series Fund, Inc. — Large Cap Value Portfolio
Large Cap Stock (e, g, h, i)	Thrivent Series Fund, Inc. — Large Cap Stock Portfolio
Large Cap Index	Thrivent Series Fund, Inc. — Large Cap Index Portfolio
High Yield	Thrivent Series Fund, Inc. — High Yield Portfolio
Income (p)	Thrivent Series Fund, Inc. — Income Portfolio
Bond Index	Thrivent Series Fund, Inc. — Bond Index Portfolio
Limited Maturity Bond	Thrivent Series Fund, Inc. — Limited Maturity Bond Portfolio
Money Market	Thrivent Series Fund, Inc. — Money Market Portfolio

(a)	Partner Small Cap Growth merged into the Small Cap Stock Portfolio as of August 21, 2015.
(b)	Partner Small Cap Value merged into the Small Cap Stock Portfolio as of August 21, 2015.
(c)	Mid Cap Growth merged into the Mid Cap Stock Portfolio as of August 21, 2015.
(d)	Partner Mid Cap Value merged into the Mid Cap Stock Portfolio as of August 21, 2015.

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(1) ORGANIZATION - continued
(e)	Natural Resources merged into the Large Cap Stock Portfolio as of August 21, 2015.
(f)	Partner Technology merged into the Large Cap Growth Portfolio as of August 21, 2015.
(g)	Partner All Cap Value Portfolio merged into the Large Cap Stock Portfolio as of August 16, 2013.
(h)	Partner All Cap Growth Portfolio merged into the Large Cap Stock Portfolio as of August 16, 2013.
(i)	Partner Socially Responsible Stock Portfolio merged into the Large Cap Stock Portfolio as of August 16, 2013.
(j)	Formerly known as Equity Income Plus, name change effective August 16, 2013.
(k)	Formerly known as Balanced, name change effective August 16, 2013.
(l)	Formerly known as Mortgage Securities, name change effective August 16, 2013.
(m)	Partner International Stock Portfolio merged into the Partner Worldwide Allocation Portfolio as of July 27, 2012.
(n)	Large Cap Growth Portfolio II merged into the Large Cap Growth Portfolio as of July 27, 2012.
(o)	Partner Utilities Portfolio merged into the Diversified Income Plus Portfolio as of July 27, 2012.
(p)	Partner Socially Responsible Bond Portfolio merged into the Income Portfolio as of July 27, 2012.
(q)	Formerly Partner Emerging Markets, name change effective July 27, 2012.
The Funds are registered under the Investment Company Act of 1940 as diversified open-end investment companies. The Funds are managed by Thrivent Investment Management, Inc. which is an affiliate of Thrivent Financial.
The Variable Account is used to fund flexible premium deferred variable annuity contracts issued by Thrivent Financial. Under applicable insurance law, the assets and liabilities of the Variable Account are clearly identified and distinguished from the other assets and liabilities of Thrivent Financial. The assets of the Variable Account will not be charged with any liabilities arising out of any other business conducted by the insurance operations of Thrivent Financial.
A fixed account investment option is available for contract owners of the flexible premium deferred variable annuity. Assets of the fixed account are combined with the general assets of Thrivent Financial and invested by Thrivent Financial as allowed by applicable law. Accordingly, the fixed account assets are not included in the Variable Account financial statements.
(2) SIGNIFICANT ACCOUNTING POLICIES
The Variable Account applies the accounting and reporting guidance for investment companies as outlined in Accounting Standards Codification (ASC) 946.
Valuation of Investments
The investments in shares of the Funds are stated at fair value, which is the closing net asset value per share as determined by the Fund. The cost of shares sold and redeemed is determined on the average cost method. Dividend distributions received from the Fund are reinvested in additional shares of the Fund and recorded as income by the subaccount on the ex-dividend date. Series Fund shares owned represent the number of shares of the Fund owned by the subaccount.

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(2) SIGNIFICANT ACCOUNTING POLICIES - continued
Federal Income Taxes
Thrivent Financial qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, no provision for income taxes has been charged against the Variable Account. Thrivent Financial reserves the right to charge for taxes in the future should Thrivent Financial's tax status change.
Annuity Reserves
Annuity reserves, represented as reserves for contracts in annuity payout period in the statement of assets and liabilities, are computed for currently payable contracts according to the 2000 IAM mortality table and the 2012 IAR mortality table. The reserve rate is the maximum Single Premium Immediate Annuity (SPIA) valuation interest rate. Changes to annuity reserves are based on actual mortality and risk experience. If the reserves required are less than the original estimated reserve amount held in the Variable Account, the excess is reflected as a payable to Thrivent Financial on the statement of assets and liabilities. If additional reserves are required, a receivable from Thrivent Financial is reflected on the statement of assets and liabilities.
Death Claims
Amounts payable under the contract for death benefits remain invested in the separate accounts until the beneficiaries provide instructions to disburse the benefits.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Fair Value of Financial Instruments
In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the financial instruments must be classified into one of three categories based on that evaluation:
Level 1:	Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2:	Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3:	Fair value based on significant value driver inputs that are not observable.
The fair values for the subaccount's investments are based on the quoted daily net asset values of the Funds in which the subaccounts are invested. These investments have been categorized as Level 2 assets.

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(2) SIGNIFICANT ACCOUNTING POLICIES - continued
Subsequent Events
Management has evaluated Variable Account related events and transactions that occurred during the period from the date of the Statement of Assets and Liabilities through the date of issuance of the Variable Account's financial statements. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Variable Account's financial statements.
(3) EXPENSE CHARGES
Proceeds received by the Variable Account from units issued represent gross contract premiums received by Thrivent Financial. No charge for sales distribution expense is deducted from premiums received.
A surrender charge is deducted from the accumulated value of the contract to compensate Thrivent Financial if a contract is surrendered in whole or in part during the first seven years the contract is in force. The surrender charge is 6% during the first contract year for the 2002 series and 7% for the 2005 series. This charge decreases by 1% each subsequent contract year. For purposes of the surrender charge calculation, up to 10% of a contract's accumulated value may be excluded from the calculation each year. This charge is deducted by redeeming units of the subaccounts of the Variable Account.
A daily charge is deducted from the value of the net assets of the Variable Account to compensate Thrivent Financial for mortality and expense risks assumed in connection with the contract and is equivalent to an annual rate of 1.10% — 2.50% of the average daily net assets of the Variable Account depending on the death benefit option of the contract as shown below. A contract pending payout due to a death claim is charged based on the average daily net assets of the Variable Account and is equal to an annual rate of 0.95%. An administrative charge equivalent to an annual rate of 0.75% is charged for contracts that have the return protection allocation (RPA) benefit.*
Mortality and Expense Risk Charge 2002 Series	Current	Maximum
With Basic Death Benefit only	1.10%	1.25%
With Maximum Anniversary Death Benefit (MADB)	1.20	1.35
With Premium Accumulation Death Benefit (PADB)	1.35	1.50
With Earnings Addition Death Benefit (EADB)	1.30	1.45
With MADB and PADB	1.40	1.55
With MADB and EADB	1.35	1.50
With PADB and EADB	1.50	1.65
With MADB, PADB and EADB	1.55	1.70
With Basic Death Benefit and RPA	1.85	2.00
With MADB and RPA	1.95	2.10

Mortality and Expense Risk Charge 2005 Series	Years 1-7	After 7 years
With Basic Death Benefit only	1.25%	1.15%
With MADB	1.45	1.35
With PADB	1.65	1.55
With EADB	1.50	1.40
With MADB and PADB	1.75	1.65
With MADB and EADB	1.60	1.50
With PADB and EADB	1.80	1.70
With MADB, PADB and EADB	1.90	1.80
With Basic Death Benefit and RPA	2.00	1.90

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(3) EXPENSE CHARGES - continued
Mortality and Expense Risk Charge 2005 Series	Years 1-7	After 7 years
With MADB and RPA	2.20	2.10
With GLWB	2.00-2.50	1.90-2.40
Additionally, during the year ended December 31, 2016, management fees were paid indirectly to Thrivent Financial in its capacity as advisor to the Fund. Additional details of these net asset based charges paid by the Funds can be found in the Fund's annual report.
*The current RPA charge is 0.75% except for the 10 year allocation period in the RP Moderately Conservative Allocation which has a current charge of 0.50%.
(4) UNIT ACTIVITY
Transactions (including transfers among subaccounts) for accumulation and death claim units were as follows:
Subaccount	Units Outstanding at January 1, 2015	Units Issued	Units Issued as a result of merger	Units Redeemed	Units Outstanding at December 31, 2015	Units Issued	Units Redeemed	Units Outstanding at December 31, 2016
Aggressive Allocation	34,670,886	10,398,163	—	(5,736,533)	39,332,516	8,848,955	(7,595,476)	40,585,995
Moderately Aggressive Allocation	257,839,748	53,386,593	—	(38,947,109)	272,279,232	50,582,841	(48,440,978)	274,421,095
Moderate Allocation	534,781,963	87,570,189	—	(70,375,522)	551,976,630	92,275,591	(90,374,481)	553,877,740
Moderately Conservative Allocation	237,845,011	79,899,297	—	(36,406,443)	281,337,865	78,088,307	(47,076,959)	312,349,213
Growth and Income Plus	5,483,551	1,393,347	—	(1,374,094)	5,502,804	1,805,479	(1,303,132)	6,005,151
Balanced Income Plus	6,342,688	2,939,055	—	(1,112,404)	8,169,339	3,802,378	(1,540,745)	10,430,972
Diversified Income Plus	19,525,321	6,520,016	—	(3,386,088)	22,659,249	7,642,546	(4,228,725)	26,073,070
Opportunity Income Plus	4,290,989	3,415,402	—	(1,312,951)	6,393,440	4,723,076	(1,901,291)	9,215,225
Partner Healthcare	3,816,398	4,348,583	—	(896,777)	7,268,204	2,556,371	(2,175,500)	7,649,075
Partner Emerging Markets Equity	3,242,197	1,165,577	—	(878,746)	3,529,028	1,672,898	(895,635)	4,306,291
Real Estate Securities	3,852,562	1,649,626	—	(940,775)	4,561,413	1,834,594	(1,022,084)	5,373,923
Small Cap Stock	2,344,843	737,113	4,290,719	(768,928)	6,603,747	1,288,830	(1,378,457)	6,514,120
Small Cap Index	3,188,698	1,994,476	—	(609,409)	4,573,765	3,207,758	(824,104)	6,957,419
Mid Cap Stock	3,080,185	986,446	5,240,310	(1,020,503)	8,286,438	1,756,251	(1,576,124)	8,466,565
Mid Cap Index	3,608,209	2,412,664	—	(644,199)	5,376,674	3,647,309	(926,616)	8,097,367
Partner Worldwide Allocation	17,066,947	5,273,537	—	(2,785,520)	19,554,964	4,636,292	(3,380,857)	20,810,399
Partner All Cap	1,757,521	1,171,926	—	(437,398)	2,492,049	877,474	(544,009)	2,825,514
Large Cap Growth	8,258,817	2,432,349	2,113,925	(1,670,134)	11,134,957	2,483,580	(2,481,924)	11,136,613
Partner Growth Stock	2,169,035	1,237,165	—	(389,631)	3,016,569	1,503,643	(862,628)	3,657,584
Large Cap Value	7,299,501	1,375,633	—	(1,528,948)	7,146,186	2,065,412	(1,378,486)	7,833,112
Large Cap Stock	8,844,426	1,655,748	1,569,235	(1,816,854)	10,252,555	1,548,910	(2,112,832)	9,688,633
Large Cap Index	7,992,177	5,745,055	—	(1,546,770)	12,190,462	8,253,907	(2,204,567)	18,239,802
High Yield	7,793,115	1,887,918	—	(1,739,455)	7,941,578	2,638,637	(1,610,443)	8,969,772
Income	9,067,853	2,751,731	—	(1,985,821)	9,833,763	4,588,424	(2,159,393)	12,262,794
Bond Index	7,028,425	2,686,174	—	(1,751,139)	7,963,460	5,502,834	(2,599,727)	10,866,567
Limited Maturity Bond	12,607,187	5,277,360	—	(4,818,993)	13,065,554	8,507,398	(4,955,680)	16,617,272
Money Market	84,327,757	124,829,671	—	(100,097,042)	109,060,386	153,670,803	(107,777,417)	154,953,772

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(5) PURCHASES AND SALES OF INVESTMENTS
The aggregate costs of purchases and proceeds from sales of investments in the Funds for the year ended December 31, 2016 were as follows:
Subaccount	Purchases	Sales
Aggressive Allocation	$ 131,403,917	$ 74,736,537
Moderately Aggressive Allocation	647,169,469	424,796,776
Moderate Allocation	1,100,148,473	826,838,896
Moderately Conservative Allocation	795,666,482	359,627,341
Growth and Income Plus	19,714,326	11,752,883
Balanced Income Plus	62,135,829	17,248,912
Diversified Income Plus	104,654,837	36,278,511
Opportunity Income Plus	57,589,051	16,578,139
Partner Healthcare	43,450,486	25,630,046
Partner Emerging Markets Equity	14,425,654	5,948,831
Real Estate Securities	32,863,489	15,424,230
Small Cap Stock	23,581,717	21,375,095
Small Cap Index	73,706,192	9,091,210
Mid Cap Stock	51,757,168	28,244,382
Mid Cap Index	80,723,736	9,722,700
Partner Worldwide Allocation	32,604,187	19,189,057
Partner All Cap	17,569,694	9,070,488
Large Cap Growth	53,421,315	36,501,860
Partner Growth Stock	30,071,095	14,362,048
Large Cap Value	39,050,508	19,087,594
Large Cap Stock	16,934,328	27,098,978
Large Cap Index	139,690,081	18,990,675
High Yield	44,841,855	18,691,507
Income	61,552,255	20,501,624
Bond Index	65,132,868	24,061,274
Limited Maturity Bond	83,941,177	41,040,589
Money Market	114,835,452	70,684,900
(6) FINANCIAL HIGHLIGHTS
A summary of units outstanding, unit values, net assets, expense ratios, investment income ratios and total return ratios for each of the five years in the period ended December 31, 2016, except as indicated in Note 1, follows:
Subaccount	2016	2015	2014	2013	2012
Aggressive Allocation
Units (a)	40,610,746	39,360,784	34,705,838	31,011,997	28,536,780
Unit value	$18.19-$17.50	$16.67-$16.19	$16.91-$16.58	$16.10-$15.94	$12.79-$12.78
Net assets	$ 761,460,642	$ 679,141,624	$ 609,846,743	$ 520,861,375	$ 381,299,838
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.98%	1.04%	0.44%	1.24%	0.62%
Total return (d)	8.04-9.07%	(2.32)-(1.39)%	4.03-5.02%	24.66-25.85%	10.13-11.18%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2016	2015	2014	2013	2012
Moderately Aggressive Allocation
Units (a)	274,735,344	272,548,650	258,138,864	233,614,583	187,251,822
Unit value	$ 17.76-$12.15	$ 16.27-$11.30	$ 16.55-$11.68	$ 15.75-$11.29	$ 13.11-$9.54
Net assets	$4,439,033,621	$4,032,885,372	$3,876,320,706	$3,364,444,688	$2,330,779,395
Ratio of expenses to net assets (b)	0.95-2.50%	0.95-2.50%	0.95-2.50%	0.95-2.50%	0.95-2.50%
Investment income ratio (c)	1.44%	1.28%	0.85%	1.47%	1.18%
Total return (d)	7.51-9.19%	(3.20)-(1.69)%	3.43-5.05%	18.34-20.15%	10.06-11.79%
Moderate Allocation
Units (a)	554,366,789	552,500,989	535,273,466	443,608,142	350,338,637
Unit value	$ 17.04-$12.46	$ 15.79-$11.73	$ 16.03-$12.09	$ 15.29-$14.50	$ 13.41-$12.87
Net assets	$8,209,330,013	$7,595,038,333	$7,480,922,939	$6,081,337,473	$4,349,774,078
Ratio of expenses to net assets (b)	0.95-2.50%	0.95-2.50%	0.95-2.50%	0.95-2.20%	0.95-2.20%
Investment income ratio (c)	1.69%	1.50%	1.12%	1.51%	1.55%
Total return (d)	6.20-7.86%	(3.02)-(1.50)%	3.42-4.88%	12.61-14.03%	9.28-10.66%
Moderately Conservative Allocation
Units (a)	312,668,711	281,695,417	238,237,660	218,739,380	198,522,222
Unit value	$ 15.67-$14.15	$ 14.75-$13.49	$ 14.96-$13.85	$ 14.34-$13.45	$ 13.28-$12.61
Net assets	$4,336,574,262	$3,733,317,476	$3,277,233,368	$2,939,370,979	$2,506,839,049
Ratio of expenses to net assets (b)	0.95-2.20%	0.95-2.20%	0.95-2.20%	0.95-2.20%	0.95-2.20%
Investment income ratio (c)	1.70%	1.75%	1.54%	1.51%	1.57%
Total return (d)	4.90-6.22%	(2.62)-(1.40)%	3.03-4.32%	6.65-7.99%	7.20-8.55%
Growth and Income Plus
Units (a)	6,014,157	5,512,563	5,493,739	4,226,974	2,467,375
Unit value	$ 12.72-$11.72	$ 12.05-$11.20	$ 12.26-$11.51	$ 12.11-$11.47	$ 10.08-$9.65
Net assets	$ 74,169,862	$ 64,571,005	$ 65,777,417	$ 50,235,385	$ 24,552,392
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	2.24%	2.12%	2.55%	1.90%	1.50%
Total return (d)	4.62-5.62%	(2.68)-(1.75)%	0.29-1.24%	18.96-20.09%	11.02-12.09%
Balanced Income Plus
Units (a)	10,447,339	8,187,946	6,364,897	4,644,468	3,909,310
Unit value	$ 17.42-$15.98	$ 16.42-$15.22	$ 16.60-$15.53	$ 15.80-$14.92	$ 13.53-$12.89
Net assets	$ 187,908,579	$ 141,768,978	$ 114,282,676	$ 82,754,748	$ 61,492,446
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	2.51%	2.13%	1.57%	1.77%	2.14%
Total return (d)	5.05-6.05%	(2.02)-(1.09)%	4.08-5.07%	15.73-16.83%	10.30-11.35%
Diversified Income Plus
Units (a)	26,114,301	22,704,027	19,575,417	15,897,654	10,143,533
Unit value	$ 17.79-$16.50	$ 16.77-$15.70	$ 16.92-$15.99	$ 16.38-$15.63	$ 14.88-$14.33
Net assets	$ 479,655,574	$ 397,662,124	$ 350,585,574	$ 279,349,023	$ 165,819,914
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	3.41%	3.29%	2.95%	2.42%	3.30%
Total return (d)	5.06-6.07%	(1.81)-(0.87)%	2.31-3.29%	9.08-10.12%	12.33-13.40%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2016	2015	2014	2013	2012
Opportunity Income Plus
Units (a)	9,222,863	6,403,158	4,301,771	2,356,594	2,056,785
Unit value	$ 14.40-$12.93	$ 13.67-$12.39	$13.81-$12.63	$13.47-$12.44	$13.79-$12.85
Net assets	$ 128,425,827	$ 85,138,890	$ 58,296,529	$ 31,674,441	$ 28,611,459
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	3.37%	3.39%	3.45%	2.56%	1.55%
Total return (d)	4.37-5.37%	(1.91)-(0.98)%	1.54-2.51%	(3.24)-(2.32)%	3.99-4.99%
Partner Healthcare
Units (a)	7,652,027	7,271,101	3,820,778	2,351,236	1,361,915
Unit value	$ 18.85-$17.36	$ 22.65-$21.06	$21.86-$20.52	$17.77-$16.84	$13.68-$13.09
Net assets	$ 139,478,762	$ 159,901,651	$ 81,528,759	$ 40,988,150	$ 18,351,177
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	4.23%	0.01%	0.00%	0.32%	0.26%
Total return (d)	(17.59)-(16.80)%	2.64-3.62%	21.89-23.06%	28.63-29.85%	18.40-19.53%
Partner Emerging Markets Equity
Units (a)	4,314,841	3,535,105	3,248,356	2,889,088	2,286,598
Unit value	$ 11.33-$10.44	$ 10.25-$9.53	$11.98-$11.24	$12.38-$11.73	$13.49-$12.90
Net assets	$ 47,345,931	$ 35,247,132	$ 38,047,865	$ 35,058,481	$ 30,351,005
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	1.00%	1.21%	0.96%	1.04%	0.54%
Total return (d)	9.49-10.53%	(15.22)-(14.41)%	(4.13)-(3.21)%	(9.09)-(8.22)%	23.59-24.78%
Real Estate Securities
Units (a)	5,382,312	4,570,983	3,863,154	3,540,513	3,366,579
Unit value	$ 20.79-$20.24	$ 19.53-$19.19	$19.19-$19.03	$14.81-$14.83	$14.63-$14.79
Net assets	$ 136,102,894	$ 112,813,350	$ 98,635,067	$ 72,783,484	$ 70,706,061
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	1.46%	1.46%	1.43%	1.43%	3.66%
Total return (d)	5.48-6.48%	0.81-1.77%	28.36-29.59%	0.26-1.22%	15.32-16.42%
Small Cap Stock
Units (a)	6,536,710	6,622,749	2,351,890	2,460,545	2,642,027
Unit value	$ 19.21-$18.98	$ 15.40-$15.36	$16.05-$16.16	$15.47-$15.72	$11.49-$11.79
Net assets	$ 163,759,080	$ 135,052,576	$ 53,851,556	$ 55,157,276	$ 44,761,636
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.33%	0.28%	0.22%	0.36%	0.00%
Total return (d)	23.57-24.75%	(4.95)-(4.05)%	2.78-3.76%	33.34-34.62%	7.35-8.38%
Small Cap Index
Units (a)	6,963,619	4,579,807	3,194,457	2,695,035	2,296,256
Unit value	$ 24.67-$24.65	$ 19.75-$19.92	$20.38-$20.75	$19.52-$20.07	$14.00-$14.52
Net assets	$ 201,593,603	$ 111,354,306	$ 85,196,426	$ 72,460,986	$ 46,641,876
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.97%	0.78%	0.74%	1.21%	0.67%
Total return (d)	23.75-24.93%	(4.01)-(3.10)%	3.38-4.37%	38.18-39.50%	13.76-14.85%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2016	2015	2014	2013	2012
Mid Cap Stock
Units (a)	8,501,849	8,317,617	3,090,648	2,927,717	3,138,759
Unit value	$24.80-$25.17	$19.45-$19.93	$19.62-$20.30	$17.70-$18.48	$13.19-$13.90
Net assets	$ 268,834,287	$ 210,329,171	$ 81,057,534	$ 71,641,709	$ 57,881,022
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.38%	0.38%	0.31%	0.37%	0.25%
Total return (d)	26.29-27.50%	(1.80)-(0.86)%	9.82-10.87%	32.95-34.22%	12.13-13.20%
Mid Cap Index
Units (a)	8,105,097	5,385,212	3,617,014	3,011,532	2,425,208
Unit value	$24.23-$23.86	$20.31-$20.19	$21.04-$21.11	$19.44-$19.69	$14.76-$15.09
Net assets	$ 223,441,414	$ 129,497,106	$ 95,579,765	$ 77,043,852	$ 49,985,014
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.87%	0.71%	0.75%	0.88%	0.76%
Total return (d)	18.17-19.29%	(4.36)-(3.44)%	7.22-8.24%	30.42-31.67%	15.15-16.26%
Partner Worldwide Allocation
Units (a)	20,847,437	19,596,870	17,110,786	16,231,253	16,201,447
Unit value	$ 9.86-$9.08	$ 9.63-$8.95	$ 9.80-$9.20	$ 10.45-$9.91	$ 9.07-$8.68
Net assets	$ 199,894,108	$ 184,243,124	$ 164,427,707	$ 167,256,555	$ 145,283,339
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	2.21%	2.50%	2.05%	0.03%	2.64%
Total return (d)	1.40-2.37%	(2.65)-(1.72)%	(7.13)-(6.25)%	14.12-15.21%	16.41-17.53%
Partner All Cap
Units (a)	2,832,625	2,500,150	1,766,460	1,694,837	1,729,562
Unit value	$20.16-$20.26	$19.24-$19.52	$18.99-$19.46	$17.08-$17.67	$12.98-$13.55
Net assets	$ 66,307,490	$ 57,033,846	$ 41,453,510	$ 36,545,134	$ 28,632,232
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.27%	0.33%	0.60%	0.75%	0.45%
Total return (d)	3.78-4.78%	0.33-1.29%	10.15-11.20%	30.36-31.60%	12.57-13.65%
Large Cap Growth
Units (a)	11,171,905	11,171,197	8,293,487	8,250,477	8,536,875
Unit value	$19.78-$19.30	$20.27-$19.96	$18.52-$18.42	$16.85-$16.91	$12.49-$12.66
Net assets	$ 253,671,123	$ 263,000,258	$ 183,862,092	$ 169,809,383	$ 131,879,319
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.55%	0.48%	0.64%	0.65%	1.18%
Total return (d)	(3.33)-(2.41)%	8.40-9.43%	8.90-9.94%	33.58-34.85%	16.92-18.04%
Partner Growth Stock
Units (a)	3,663,469	3,023,229	2,173,864	2,072,124	2,085,513
Unit value	$22.39-$21.50	$22.30-$21.62	$20.35-$19.91	$18.93-$18.70	$13.76-$13.73
Net assets	$ 90,687,866	$ 76,706,303	$ 52,554,726	$ 47,690,438	$ 35,345,396
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.00%	0.00%	0.00%	0.03%	0.00%
Total return (d)	(0.55)-0.39%	8.57-9.61%	6.47-7.49%	36.23-37.53%	16.41-17.53%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2016	2015	2014	2013	2012
Large Cap Value
Units (a)	7,855,507	7,167,228	7,322,150	7,327,406	6,841,035
Unit value	$19.54-$18.07	$16.80-$15.68	$17.58-$16.57	$16.28-$15.49	$12.47-$11.97
Net assets	$ 174,521,791	$ 140,435,845	$ 152,362,123	$ 143,958,550	$ 106,044,726
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	1.36%	1.28%	1.24%	1.48%	1.72%
Total return (d)	15.23-16.33%	(5.35)-(4.44)%	6.98-8.00%	29.34-30.58%	15.35-16.45%
Large Cap Stock
Units (a)	9,723,264	10,290,216	8,884,698	9,465,074	8,537,767
Unit value	$16.16-$15.18	$15.47-$14.67	$15.15-$14.50	$14.53-$14.04	$11.32-$11.04
Net assets	$ 176,595,228	$ 179,913,349	$ 156,215,892	$ 161,464,325	$ 116,476,124
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	1.27%	1.10%	0.88%	1.09%	1.03%
Total return (d)	3.44-4.43%	1.17-2.14%	3.31-4.29%	27.16-28.38%	12.73-13.81%
Large Cap Index
Units (a)	18,270,757	12,217,797	8,021,875	6,597,378	5,647,281
Unit value	$20.53-$19.10	$18.56-$17.43	$18.53-$17.57	$16.51-$15.81	$12.65-$12.23
Net assets	$ 396,128,772	$ 246,881,097	$ 170,084,021	$ 130,068,265	$ 88,464,113
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	1.85%	1.36%	1.39%	1.64%	1.68%
Total return (d)	9.58-10.63%	(0.79)-0.16%	11.12-12.18%	29.33-30.56%	13.35-14.44%
High Yield
Units (a)	8,998,529	7,972,155	7,826,130	7,413,502	6,996,338
Unit value	$19.59-$18.19	$17.54-$16.44	$18.20-$17.21	$18.02-$17.21	$17.01-$16.40
Net assets	$ 189,656,791	$ 153,223,526	$ 158,442,571	$ 151,679,870	$ 138,534,643
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	5.68%	5.73%	5.89%	6.29%	7.05%
Total return (d)	10.64-11.70%	(4.52)-(3.61)%	0.05-1.00%	4.89-5.90%	14.11-15.20%
Income
Units (a)	12,288,741	9,860,617	9,098,457	9,690,656	11,244,220
Unit value	$15.81-$14.22	$15.05-$13.66	$15.29-$14.02	$14.47-$13.39	$14.62-$13.66
Net assets	$ 194,026,367	$ 150,266,724	$ 142,554,386	$ 144,924,393	$ 170,727,405
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	3.42%	3.67%	3.76%	3.76%	3.80%
Total return (d)	4.09-5.08%	(2.55)-(1.62)%	4.68-5.67%	(1.95)-(1.01)%	8.89-9.94%
Bond Index
Units (a)	10,884,186	7,983,036	7,050,452	7,265,722	8,619,607
Unit value	$14.13-$12.67	$14.06-$12.72	$14.08-$12.86	$13.34-$12.31	$13.81-$12.86
Net assets	$ 150,570,603	$ 111,327,900	$ 99,432,230	$ 97,854,638	$ 120,207,122
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	1.67%	1.77%	2.22%	1.95%	2.01%
Total return (d)	(0.42)-0.53%	(1.10)-(0.16)%	4.52-5.52%	(4.30)-(3.39)%	2.97-3.96%

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(6) FINANCIAL HIGHLIGHTS - continued
Subaccount	2016	2015	2014	2013	2012
Limited Maturity Bond
Units (a)	16,637,185	13,088,771	12,632,763	13,429,268	14,912,313
Unit value	$12.29-$11.07	$12.06-$10.97	$12.09-$11.10	$12.00-$11.13	$12.06-$11.29
Net assets	$ 200,203,484	$ 156,038,728	$ 151,885,236	$ 161,108,829	$ 180,377,461
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	1.93%	1.67%	1.71%	1.52%	1.64%
Total return (d)	0.90-1.86%	(1.16)-(0.22)%	(0.23)-0.72%	(1.44)-(0.50)%	2.35-3.33%
Money Market
Units (a)	154,959,260	109,066,619	84,334,809	95,314,849	90,319,571
Unit value	$ 1.03-$.93	$ 1.04-$.95	$ 1.05-$.97	$ 1.06-$.99	$ 1.07-$1.01
Net assets	$ 154,476,716	$ 110,326,139	$ 86,564,356	$ 99,111,928	$ 95,173,361
Ratio of expenses to net assets (b)	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%	0.95-1.90%
Investment income ratio (c)	0.00%	0.00%	0.00%	0.00%	0.00%
Total return (d)	(1.88)-(0.95)%	(1.88)-(0.94)%	(1.88)-(0.95)%	(1.88)-(0.95)%	(1.89)-(0.95)%

(a)	For 2014, 2015 and 2016, the units represent the contracts in accumulation, contracts in death claim, and contracts in payout. The unit values represent the contracts in accumulation and contracts in death claim. For 2012 and 2013, the units and unit values presented are for contracts in accumulation and death claim.
(b)	These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded. The RPA fee is not included.
(c)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against the contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.
(d)	These amounts represent the total return for periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation in Note 1 indicate the effective date of the investment option in the Variable Account. The total returns and unit values are presented as a range of minimum to maximum values, based on the price level representing the minimum and maximum expense ratio amounts.
(7) UNIT FAIR VALUE
Thrivent Variable Annuity Account I contains two different products, which have unique combinations of features and fees that are charged against the contract owner's account balance. In addition, both products offer the option of additional death benefit options. Differences in the fee structure result in multiple different unit values, expense ratios and total returns. Units, unit values and asset balances for each subaccount are as follows:

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Flexible Premium Deferred Variable Annuity – 2002
Basic Death Benefits only – 1.10% Expense Ratio
Aggressive Allocation	1,590,559	$19.21	$ 30,551,886
Moderately Aggressive Allocation	5,505,107	$18.51	$101,885,432
Moderate Allocation	7,102,467	$17.52	$124,417,119
Moderately Conservative Allocation	3,248,618	$15.93	$ 51,759,410
Growth and Income Plus	174,453	$12.56	$ 2,190,798
Balanced Income Plus	628,896	$21.23	$ 13,353,698
Diversified Income Plus	586,222	$25.33	$ 14,850,959
Opportunity Income Plus	291,483	$14.81	$ 4,316,365
Partner Healthcare	181,687	$18.60	$ 3,380,128
Partner Emerging Markets Equity	164,782	$11.19	$ 1,843,523
Real Estate Securities	325,814	$37.32	$ 12,158,498
Small Cap Stock	584,312	$32.44	$ 18,952,754
Small Cap Index	321,655	$41.68	$ 13,405,326
Mid Cap Stock	704,624	$40.41	$ 28,474,600
Mid Cap Index	337,569	$38.54	$ 13,011,203
Partner Worldwide Allocation	2,115,975	$ 9.73	$ 20,594,840
Partner All Cap	148,020	$29.35	$ 4,343,919
Large Cap Growth	1,115,298	$26.30	$ 29,333,786
Partner Growth Stock	234,531	$30.59	$ 7,175,011
Large Cap Value	714,824	$27.36	$ 19,555,505
Large Cap Stock	988,234	$20.23	$ 19,994,779
Large Cap Index	923,197	$27.66	$ 25,536,449
High Yield	451,879	$28.43	$ 12,846,732
Income	777,689	$17.83	$ 13,863,498
Bond Index	616,393	$14.92	$ 9,196,458
Limited Maturity Bond	982,699	$12.77	$ 12,553,627
Money Market	4,835,516	$ 1.02	$ 4,951,767
			$614,498,070

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
MADB – 1.20% Expense Ratio
Aggressive Allocation	3,407,284	$18.99	$ 64,688,047
Moderately Aggressive Allocation	12,239,483	$18.29	$ 223,890,687
Moderate Allocation	16,396,164	$17.31	$ 283,884,043
Moderately Conservative Allocation	6,281,087	$15.75	$ 98,913,007
Growth and Income Plus	438,716	$12.45	$ 5,461,848
Balanced Income Plus	1,363,011	$20.93	$ 28,534,114
Diversified Income Plus	1,444,241	$24.98	$ 36,072,176
Opportunity Income Plus	746,555	$14.61	$ 10,905,066
Partner Healthcare	487,531	$18.44	$ 8,991,705
Partner Emerging Markets Equity	312,846	$11.09	$ 3,469,510
Real Estate Securities	737,003	$36.81	$ 27,129,062
Small Cap Stock	1,496,894	$31.98	$ 47,869,931
Small Cap Index	706,598	$41.09	$ 29,033,909
Mid Cap Stock	1,719,657	$39.84	$ 68,515,431
Mid Cap Index	778,615	$38.00	$ 29,588,266
Partner Worldwide Allocation	4,877,182	$ 9.65	$ 47,059,572
Partner All Cap	382,452	$28.93	$ 11,065,757
Large Cap Growth	2,410,106	$25.93	$ 62,496,504
Partner Growth Stock	539,119	$30.16	$ 16,261,152
Large Cap Value	1,731,319	$26.99	$ 46,719,797
Large Cap Stock	3,042,501	$19.95	$ 60,692,351
Large Cap Index	1,858,638	$27.27	$ 50,688,153
High Yield	929,417	$28.03	$ 26,050,731
Income	1,636,764	$17.58	$ 28,767,146
Bond Index	1,721,035	$14.71	$ 25,315,964
Limited Maturity Bond	2,497,071	$12.60	$ 31,450,460
Money Market	11,578,388	$ 1.01	$ 11,695,159
			$1,385,209,548

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
PADB – 1.35% Expense Ratio
Aggressive Allocation	32,181	$18.66	$ 600,349
Moderately Aggressive Allocation	222,029	$17.97	$ 3,990,920
Moderate Allocation	354,404	$17.01	$ 6,029,593
Moderately Conservative Allocation	257,971	$15.47	$ 3,991,915
Growth and Income Plus	9,830	$12.29	$ 120,801
Balanced Income Plus	55,848	$20.49	$ 1,144,566
Diversified Income Plus	42,330	$24.45	$ 1,035,023
Opportunity Income Plus	12,574	$14.31	$ 179,937
Partner Healthcare	5,541	$18.20	$ 100,869
Partner Emerging Markets Equity	4,083	$10.95	$ 44,700
Real Estate Securities	14,629	$36.06	$ 527,569
Small Cap Stock	41,161	$31.31	$ 1,288,614
Small Cap Index	12,608	$40.23	$ 507,159
Mid Cap Stock	37,796	$39.00	$ 1,474,212
Mid Cap Index	14,602	$37.20	$ 543,216
Partner Worldwide Allocation	109,382	$ 9.52	$ 1,041,770
Partner All Cap	6,671	$28.32	$ 188,946
Large Cap Growth	68,186	$25.39	$ 1,730,676
Partner Growth Stock	12,135	$29.53	$ 358,332
Large Cap Value	48,900	$26.44	$ 1,292,747
Large Cap Stock	65,270	$19.53	$ 1,274,615
Large Cap Index	37,697	$26.70	$ 1,006,441
High Yield	29,241	$27.44	$ 802,367
Income	79,484	$17.21	$ 1,367,596
Bond Index	27,413	$14.40	$ 394,749
Limited Maturity Bond	56,515	$12.33	$ 696,809
Money Market	280,156	$ 0.99	$ 277,239
			$32,011,730

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
EADB – 1.30% Expense Ratio
Aggressive Allocation	33,611	$18.76	$ 630,711
Moderately Aggressive Allocation	94,110	$18.08	$ 1,701,520
Moderate Allocation	155,011	$17.11	$ 2,652,699
Moderately Conservative Allocation	109,362	$15.56	$ 1,702,214
Growth and Income Plus	2,236	$12.34	$ 27,592
Balanced Income Plus	24,716	$20.64	$ 510,141
Diversified Income Plus	28,137	$24.63	$ 692,878
Opportunity Income Plus	6,512	$14.41	$ 93,827
Partner Healthcare	5,261	$18.28	$ 96,188
Partner Emerging Markets Equity	—	$10.99	$ —
Real Estate Securities	14,780	$36.31	$ 536,657
Small Cap Stock	12,411	$31.53	$ 391,317
Small Cap Index	3,857	$40.51	$ 156,234
Mid Cap Stock	19,447	$39.28	$ 763,893
Mid Cap Index	3,517	$37.47	$ 131,762
Partner Worldwide Allocation	40,980	$ 9.57	$ 392,000
Partner All Cap	4,896	$28.53	$ 139,667
Large Cap Growth	36,039	$25.57	$ 921,377
Partner Growth Stock	5,870	$29.74	$ 174,549
Large Cap Value	17,417	$26.62	$ 463,609
Large Cap Stock	17,544	$19.67	$ 345,041
Large Cap Index	7,044	$26.89	$ 189,389
High Yield	16,616	$27.63	$ 459,188
Income	13,766	$17.33	$ 238,546
Bond Index	24,512	$14.50	$ 355,484
Limited Maturity Bond	22,296	$12.42	$ 276,866
Money Market	38,207	$ 1.00	$ 38,100
			$14,081,449

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
MADB & PADB – 1.40% Expense Ratio
Aggressive Allocation	345,329	$18.55	$ 6,404,760
Moderately Aggressive Allocation	1,081,041	$17.87	$ 19,318,309
Moderate Allocation	1,480,405	$16.91	$ 25,039,951
Moderately Conservative Allocation	608,427	$15.38	$ 9,360,135
Growth and Income Plus	22,729	$12.24	$ 278,101
Balanced Income Plus	145,152	$20.35	$ 2,953,200
Diversified Income Plus	119,476	$24.28	$ 2,900,274
Opportunity Income Plus	79,034	$14.21	$ 1,123,075
Partner Healthcare	28,249	$18.13	$ 512,037
Partner Emerging Markets Equity	22,307	$10.90	$ 243,130
Real Estate Securities	60,915	$35.82	$ 2,181,274
Small Cap Stock	129,411	$31.09	$ 4,022,788
Small Cap Index	65,144	$39.94	$ 2,601,912
Mid Cap Stock	149,323	$38.73	$ 5,783,087
Mid Cap Index	71,735	$36.94	$ 2,649,797
Partner Worldwide Allocation	387,423	$ 9.48	$ 3,673,902
Partner All Cap	37,157	$28.12	$ 1,045,047
Large Cap Growth	210,116	$25.21	$ 5,296,211
Partner Growth Stock	35,451	$29.32	$ 1,039,385
Large Cap Value	119,856	$26.26	$ 3,146,934
Large Cap Stock	248,520	$19.39	$ 4,818,893
Large Cap Index	175,996	$26.51	$ 4,665,527
High Yield	86,097	$27.25	$ 2,345,776
Income	153,362	$17.08	$ 2,619,077
Bond Index	144,766	$14.30	$ 2,068,754
Limited Maturity Bond	191,149	$12.24	$ 2,340,164
Money Market	701,166	$ 0.98	$ 689,194
			$119,120,694

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
MADB & EADB – 1.35% Expense Ratio
Aggressive Allocation	82,350	$18.66	$ 1,536,285
Moderately Aggressive Allocation	320,010	$17.97	$ 5,752,109
Moderate Allocation	447,836	$17.01	$ 7,619,185
Moderately Conservative Allocation	262,901	$15.47	$ 4,068,201
Growth and Income Plus	4,091	$12.29	$ 50,269
Balanced Income Plus	43,120	$20.49	$ 883,701
Diversified Income Plus	82,894	$24.45	$ 2,026,850
Opportunity Income Plus	35,085	$14.31	$ 502,089
Partner Healthcare	19,207	$18.20	$ 349,670
Partner Emerging Markets Equity	9,194	$10.95	$ 100,643
Real Estate Securities	28,212	$36.06	$ 1,017,398
Small Cap Stock	73,199	$31.31	$ 2,291,593
Small Cap Index	22,816	$40.23	$ 917,787
Mid Cap Stock	100,959	$39.00	$ 3,937,831
Mid Cap Index	24,111	$37.20	$ 896,963
Partner Worldwide Allocation	160,798	$ 9.52	$ 1,531,462
Partner All Cap	28,643	$28.32	$ 811,304
Large Cap Growth	149,898	$25.39	$ 3,805,271
Partner Growth Stock	21,095	$29.53	$ 622,877
Large Cap Value	73,118	$26.44	$ 1,932,988
Large Cap Stock	117,165	$19.53	$ 2,288,042
Large Cap Index	93,884	$26.70	$ 2,506,501
High Yield	42,540	$27.44	$ 1,167,266
Income	71,762	$17.21	$ 1,234,727
Bond Index	65,308	$14.40	$ 940,450
Limited Maturity Bond	79,654	$12.33	$ 982,144
Money Market	397,772	$ 0.99	$ 393,652
			$50,167,258

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
PADB & EADB – 1.50% Expense Ratio
Aggressive Allocation	2,714	$18.33	$ 49,760
Moderately Aggressive Allocation	23,414	$17.66	$ 413,560
Moderate Allocation	110,417	$16.72	$1,845,941
Moderately Conservative Allocation	32,469	$15.21	$ 493,705
Growth and Income Plus	2,879	$12.13	$ 34,925
Balanced Income Plus	7,155	$20.06	$ 143,548
Diversified Income Plus	7,550	$23.94	$ 180,727
Opportunity Income Plus	2,973	$14.02	$ 41,683
Partner Healthcare	571	$17.97	$ 10,260
Partner Emerging Markets Equity	398	$10.81	$ 4,301
Real Estate Securities	2,669	$35.33	$ 94,285
Small Cap Stock	12,738	$30.65	$ 390,406
Small Cap Index	2,869	$39.38	$ 112,996
Mid Cap Stock	8,569	$38.18	$ 327,180
Mid Cap Index	1,362	$36.42	$ 49,603
Partner Worldwide Allocation	15,980	$ 9.40	$ 150,229
Partner All Cap	164	$27.73	$ 4,538
Large Cap Growth	7,063	$24.85	$ 175,522
Partner Growth Stock	2,728	$28.91	$ 78,861
Large Cap Value	3,195	$25.90	$ 82,740
Large Cap Stock	17,477	$19.12	$ 334,115
Large Cap Index	8,917	$26.14	$ 233,046
High Yield	4,072	$26.86	$ 109,371
Income	2,403	$16.84	$ 40,475
Bond Index	10,529	$14.10	$ 148,429
Limited Maturity Bond	16,232	$12.07	$ 195,931
Money Market	12,358	$ 0.97	$ 11,991
			$5,758,128

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
MADB, PADB & EADB – 1.55% Expense Ratio
Aggressive Allocation	700,128	$18.22	$ 12,759,572
Moderately Aggressive Allocation	1,484,639	$17.56	$ 26,069,816
Moderate Allocation	2,034,076	$16.62	$ 33,807,340
Moderately Conservative Allocation	1,141,492	$15.12	$ 17,255,889
Growth and Income Plus	41,830	$12.08	$ 505,197
Balanced Income Plus	325,674	$19.92	$ 6,487,872
Diversified Income Plus	263,089	$23.77	$ 6,253,050
Opportunity Income Plus	105,207	$13.92	$ 1,464,932
Partner Healthcare	52,786	$17.89	$ 944,438
Partner Emerging Markets Equity	43,571	$10.76	$ 468,748
Real Estate Securities	110,306	$35.09	$ 3,870,531
Small Cap Stock	287,744	$30.43	$ 8,756,418
Small Cap Index	118,217	$39.10	$ 4,622,348
Mid Cap Stock	338,793	$37.91	$ 12,844,944
Mid Cap Index	141,249	$36.16	$ 5,107,801
Partner Worldwide Allocation	687,329	$ 9.36	$ 6,433,588
Partner All Cap	69,485	$27.53	$ 1,913,150
Large Cap Growth	343,689	$24.68	$ 8,480,303
Partner Growth Stock	67,239	$28.70	$ 1,929,924
Large Cap Value	220,752	$25.72	$ 5,678,211
Large Cap Stock	633,142	$18.98	$ 12,018,540
Large Cap Index	299,877	$25.95	$ 7,782,249
High Yield	133,627	$26.67	$ 3,564,195
Income	236,360	$16.73	$ 3,953,130
Bond Index	284,586	$14.00	$ 3,983,558
Limited Maturity Bond	429,007	$11.99	$ 5,141,727
Money Market	1,738,041	$ 0.96	$ 1,673,591
			$203,771,062
Basic Death Benefits & RPA – 1.60% Expense Ratio
Moderately Conservative Allocation	26,774	$12.33	$ 330,103
			$ 330,103
Basic Death Benefits & RPA – 1.85% Expense Ratio
Moderately Aggressive Allocation	251,837	$17.13	$ 4,312,854
Moderate Allocation	895,253	$16.21	$ 14,511,661
Moderately Conservative Allocation	817,237	$14.74	$ 12,048,708
			$ 30,873,223
MADB & RPA – 1.70% Expense Ratio
Moderately Conservative Allocation	142,727	$12.27	$ 1,750,954
			$ 1,750,954

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
MADB & RPA – 1.95% Expense Ratio
Moderately Aggressive Allocation	591,187	$16.93	$ 10,006,818
Moderate Allocation	2,031,989	$16.02	$ 32,555,204
Moderately Conservative Allocation	1,793,028	$14.57	$ 26,128,028
			$ 68,690,050
Flexible Premium Deferred Variable Annuity – 2005
Years 1-7 Basic Death Benefit only – 1.25% Expense Ratio
Aggressive Allocation	11,247,594	$18.87	$ 212,294,697
Moderately Aggressive Allocation	53,594,094	$18.19	$ 974,590,677
Moderate Allocation	75,715,575	$17.21	$1,303,383,710
Moderately Conservative Allocation	37,209,793	$15.66	$ 581,904,752
Growth and Income Plus	2,204,331	$12.40	$ 27,324,313
Balanced Income Plus	3,461,409	$17.24	$ 59,691,531
Diversified Income Plus	11,383,934	$17.80	$ 202,636,880
Opportunity Income Plus	4,151,495	$13.95	$ 57,893,584
Partner Healthcare	2,984,745	$18.36	$ 54,810,455
Partner Emerging Markets Equity	1,723,533	$11.04	$ 19,031,505
Real Estate Securities	1,705,809	$21.84	$ 37,248,926
Small Cap Stock	1,365,296	$20.47	$ 27,951,876
Small Cap Index	2,797,373	$26.59	$ 74,377,234
Mid Cap Stock	1,914,753	$27.16	$ 52,002,199
Mid Cap Index	3,440,963	$25.74	$ 88,562,675
Partner Worldwide Allocation	5,170,621	$ 9.61	$ 49,675,021
Partner All Cap	891,082	$21.86	$ 19,479,397
Large Cap Growth	2,753,614	$20.82	$ 57,329,076
Partner Growth Stock	1,293,171	$23.19	$ 29,992,382
Large Cap Value	1,848,566	$19.49	$ 36,036,138
Large Cap Stock	1,509,175	$16.37	$ 24,711,131
Large Cap Index	7,812,176	$20.61	$ 160,996,276
High Yield	3,225,477	$19.62	$ 63,278,382
Income	4,405,290	$15.34	$ 67,584,616
Bond Index	3,723,375	$13.67	$ 50,882,311
Limited Maturity Bond	5,416,102	$11.95	$ 64,701,779
Money Market	58,239,199	$ 1.01	$ 58,604,773
			$4,456,976,296

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB – 1.45% Expense Ratio
Aggressive Allocation	7,848,503	$18.44	$ 144,716,902
Moderately Aggressive Allocation	34,560,424	$17.77	$ 614,002,666
Moderate Allocation	50,293,608	$16.82	$ 845,726,852
Moderately Conservative Allocation	20,158,803	$15.29	$ 308,320,637
Growth and Income Plus	1,542,652	$12.18	$ 18,793,366
Balanced Income Plus	2,287,857	$16.85	$ 38,542,898
Diversified Income Plus	5,878,298	$17.39	$ 102,219,459
Opportunity Income Plus	2,045,915	$13.62	$ 27,872,118
Partner Healthcare	1,837,599	$18.05	$ 33,164,450
Partner Emerging Markets Equity	961,564	$10.85	$ 10,435,012
Real Estate Securities	1,003,991	$21.33	$ 21,418,142
Small Cap Stock	769,645	$20.00	$ 15,393,085
Small Cap Index	1,343,808	$25.97	$ 34,904,324
Mid Cap Stock	1,258,806	$26.53	$ 33,398,163
Mid Cap Index	1,526,868	$25.14	$ 38,390,924
Partner Worldwide Allocation	2,578,861	$ 9.44	$ 24,349,254
Partner All Cap	400,743	$21.36	$ 8,558,121
Large Cap Growth	1,535,065	$20.34	$ 31,221,389
Partner Growth Stock	529,522	$22.66	$ 11,997,594
Large Cap Value	1,089,763	$19.04	$ 20,753,389
Large Cap Stock	1,059,456	$16.00	$ 16,946,874
Large Cap Index	3,323,761	$20.13	$ 66,915,774
High Yield	1,788,571	$19.17	$ 34,278,673
Income	2,105,788	$14.99	$ 31,560,588
Bond Index	1,933,795	$13.35	$ 25,816,467
Limited Maturity Bond	3,219,402	$11.67	$ 37,551,306
Money Market	31,930,458	$ 0.98	$ 31,373,399
			$2,628,621,826

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 1-7 PADB – 1.65% Expense Ratio
Aggressive Allocation	456,610	$18.01	$ 8,224,915
Moderately Aggressive Allocation	1,646,231	$17.36	$ 28,571,642
Moderate Allocation	2,759,331	$16.43	$ 45,328,894
Moderately Conservative Allocation	1,452,191	$14.94	$ 21,697,798
Growth and Income Plus	75,806	$11.97	$ 907,623
Balanced Income Plus	124,056	$16.46	$ 2,041,674
Diversified Income Plus	336,534	$16.99	$ 5,716,964
Opportunity Income Plus	125,732	$13.31	$ 1,673,342
Partner Healthcare	118,199	$17.74	$ 2,096,523
Partner Emerging Markets Equity	38,782	$10.67	$ 413,630
Real Estate Securities	68,582	$20.84	$ 1,429,216
Small Cap Stock	43,439	$19.54	$ 848,721
Small Cap Index	94,577	$25.37	$ 2,399,832
Mid Cap Stock	45,008	$25.92	$ 1,166,555
Mid Cap Index	105,455	$24.56	$ 2,590,282
Partner Worldwide Allocation	127,158	$ 9.28	$ 1,179,954
Partner All Cap	21,810	$20.86	$ 455,003
Large Cap Growth	68,240	$19.87	$ 1,355,879
Partner Growth Stock	38,881	$22.13	$ 860,608
Large Cap Value	42,214	$18.60	$ 785,349
Large Cap Stock	50,957	$15.63	$ 796,282
Large Cap Index	200,177	$19.67	$ 3,937,029
High Yield	129,794	$18.72	$ 2,430,122
Income	149,583	$14.64	$ 2,190,123
Bond Index	146,634	$13.04	$ 1,912,390
Limited Maturity Bond	94,224	$11.40	$ 1,074,240
Money Market	2,997,686	$ 0.96	$ 2,878,671
			$144,963,261

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 1-7 EADB – 1.50% Expense Ratio
Aggressive Allocation	70,779	$18.33	$ 1,297,531
Moderately Aggressive Allocation	634,413	$17.66	$11,205,388
Moderate Allocation	702,110	$16.72	$11,737,768
Moderately Conservative Allocation	165,250	$15.21	$ 2,512,716
Growth and Income Plus	7,288	$12.13	$ 88,407
Balanced Income Plus	25,232	$16.75	$ 422,592
Diversified Income Plus	160,755	$17.29	$ 2,779,132
Opportunity Income Plus	15,005	$13.54	$ 203,220
Partner Healthcare	23,886	$17.97	$ 429,227
Partner Emerging Markets Equity	19,305	$10.81	$ 208,594
Real Estate Securities	16,078	$21.21	$ 340,980
Small Cap Stock	19,980	$19.88	$ 397,281
Small Cap Index	11,943	$25.82	$ 308,398
Mid Cap Stock	21,340	$26.38	$ 562,882
Mid Cap Index	13,402	$25.00	$ 335,012
Partner Worldwide Allocation	47,510	$ 9.40	$ 446,644
Partner All Cap	10,963	$21.23	$ 232,757
Large Cap Growth	31,424	$20.22	$ 635,408
Partner Growth Stock	1,219	$22.53	$ 27,448
Large Cap Value	20,750	$18.93	$ 392,854
Large Cap Stock	12,507	$15.90	$ 198,901
Large Cap Index	51,612	$20.02	$ 1,033,029
High Yield	24,875	$19.05	$ 473,960
Income	22,257	$14.90	$ 331,636
Bond Index	7,657	$13.27	$ 101,628
Limited Maturity Bond	15,163	$11.60	$ 175,927
Money Market	799,913	$ 0.98	$ 781,766
			$37,661,086

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB & PADB – 1.75% Expense Ratio
Aggressive Allocation	410,908	$17.80	$ 7,315,713
Moderately Aggressive Allocation	1,924,447	$17.15	$ 33,012,407
Moderate Allocation	3,641,079	$16.24	$ 59,119,241
Moderately Conservative Allocation	1,176,749	$14.77	$ 17,378,134
Growth and Income Plus	74,459	$11.87	$ 883,793
Balanced Income Plus	145,199	$16.27	$ 2,361,890
Diversified Income Plus	368,212	$16.79	$ 6,182,499
Opportunity Income Plus	72,623	$13.15	$ 955,302
Partner Healthcare	149,766	$17.58	$ 2,633,495
Partner Emerging Markets Equity	97,069	$10.57	$ 1,026,334
Real Estate Securities	58,913	$20.60	$ 1,213,471
Small Cap Stock	28,824	$19.31	$ 556,627
Small Cap Index	142,361	$25.08	$ 3,570,369
Mid Cap Stock	48,075	$25.62	$ 1,231,589
Mid Cap Index	162,051	$24.28	$ 3,934,218
Partner Worldwide Allocation	191,671	$ 9.20	$ 1,763,228
Partner All Cap	43,618	$20.62	$ 899,410
Large Cap Growth	108,065	$19.64	$ 2,122,220
Partner Growth Stock	51,867	$21.88	$ 1,134,706
Large Cap Value	41,303	$18.39	$ 759,478
Large Cap Stock	69,062	$15.44	$ 1,066,662
Large Cap Index	310,632	$19.44	$ 6,038,471
High Yield	122,221	$18.51	$ 2,261,769
Income	102,854	$14.47	$ 1,488,462
Bond Index	98,709	$12.89	$ 1,272,408
Limited Maturity Bond	393,320	$11.27	$ 4,432,145
Money Market	1,039,304	$ 0.95	$ 985,203
			$165,599,244

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB & EADB – 1.60% Expense Ratio
Aggressive Allocation	202,686	$18.12	$ 3,672,372
Moderately Aggressive Allocation	738,629	$17.46	$12,894,591
Moderate Allocation	1,020,665	$16.52	$16,865,174
Moderately Conservative Allocation	390,398	$15.03	$ 5,867,273
Growth and Income Plus	28,784	$12.02	$ 346,129
Balanced Income Plus	42,747	$16.55	$ 707,640
Diversified Income Plus	136,157	$17.09	$ 2,326,548
Opportunity Income Plus	29,418	$13.39	$ 393,813
Partner Healthcare	49,513	$17.81	$ 882,047
Partner Emerging Markets Equity	15,094	$10.71	$ 161,686
Real Estate Securities	27,634	$20.96	$ 579,255
Small Cap Stock	19,259	$19.65	$ 378,502
Small Cap Index	28,528	$25.52	$ 728,117
Mid Cap Stock	32,432	$26.07	$ 845,531
Mid Cap Index	34,151	$24.71	$ 843,759
Partner Worldwide Allocation	74,252	$ 9.32	$ 692,013
Partner All Cap	15,035	$20.98	$ 315,500
Large Cap Growth	35,987	$19.99	$ 719,226
Partner Growth Stock	9,315	$22.26	$ 207,380
Large Cap Value	39,261	$18.71	$ 734,703
Large Cap Stock	21,769	$15.72	$ 342,169
Large Cap Index	87,003	$19.78	$ 1,721,161
High Yield	44,961	$18.83	$ 846,726
Income	51,244	$14.73	$ 754,681
Bond Index	33,909	$13.12	$ 444,827
Limited Maturity Bond	33,108	$11.47	$ 379,671
Money Market	1,745,638	$ 0.97	$ 1,686,283
			$56,336,777

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 1-7 PADB & EADB – 1.80% Expense Ratio
Aggressive Allocation	23,893	$17.70	$ 422,902
Moderately Aggressive Allocation	138,135	$17.05	$2,355,796
Moderate Allocation	151,406	$16.14	$2,444,022
Moderately Conservative Allocation	60,545	$14.68	$ 888,923
Growth and Income Plus	8,620	$11.82	$ 101,869
Balanced Income Plus	4,570	$16.17	$ 73,910
Diversified Income Plus	22,625	$16.69	$ 377,678
Opportunity Income Plus	16,877	$13.08	$ 220,706
Partner Healthcare	7,998	$17.51	$ 140,021
Partner Emerging Markets Equity	1,431	$10.53	$ 15,062
Real Estate Securities	3,634	$20.48	$ 74,412
Small Cap Stock	1,955	$19.20	$ 37,528
Small Cap Index	4,414	$24.93	$ 110,059
Mid Cap Stock	3,132	$25.47	$ 79,776
Mid Cap Index	5,827	$24.14	$ 140,639
Partner Worldwide Allocation	4,085	$ 9.16	$ 37,419
Partner All Cap	5,017	$20.50	$ 102,855
Large Cap Growth	2,006	$19.52	$ 39,165
Partner Growth Stock	6,491	$21.75	$ 141,184
Large Cap Value	897	$18.28	$ 16,407
Large Cap Stock	4,608	$15.35	$ 70,750
Large Cap Index	14,962	$19.33	$ 289,161
High Yield	7,376	$18.40	$ 135,699
Income	11,451	$14.39	$ 164,750
Bond Index	3,427	$12.82	$ 43,917
Limited Maturity Bond	6,108	$11.20	$ 68,430
Money Market	15,336	$ 0.94	$ 14,475
			$8,607,515

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB, PADB & EADB – 1.90% Expense Ratio
Aggressive Allocation	2,512,437	$17.50	$ 43,955,654
Moderately Aggressive Allocation	9,514,490	$16.86	$ 160,385,544
Moderate Allocation	10,683,252	$15.96	$ 170,455,658
Moderately Conservative Allocation	4,014,704	$14.51	$ 58,261,680
Growth and Income Plus	217,538	$11.72	$ 2,548,754
Balanced Income Plus	528,925	$15.98	$ 8,454,492
Diversified Income Plus	1,102,170	$16.50	$ 18,185,429
Opportunity Income Plus	380,955	$12.93	$ 4,924,365
Partner Healthcare	503,122	$17.36	$ 8,732,833
Partner Emerging Markets Equity	242,101	$10.44	$ 2,525,915
Real Estate Securities	231,004	$20.24	$ 4,675,660
Small Cap Stock	150,507	$18.98	$ 2,856,143
Small Cap Index	399,073	$24.65	$ 9,835,245
Mid Cap Stock	282,838	$25.17	$ 7,120,160
Mid Cap Index	481,632	$23.86	$ 11,490,264
Partner Worldwide Allocation	706,143	$ 9.08	$ 6,412,172
Partner All Cap	138,947	$20.26	$ 2,815,472
Large Cap Growth	348,406	$19.30	$ 6,723,569
Partner Growth Stock	245,491	$21.50	$ 5,277,585
Large Cap Value	252,174	$18.07	$ 4,556,634
Large Cap Stock	234,709	$15.18	$ 3,562,235
Large Cap Index	939,416	$19.10	$ 17,945,136
High Yield	361,763	$18.19	$ 6,578,624
Income	459,798	$14.22	$ 6,538,840
Bond Index	511,181	$12.67	$ 6,475,224
Limited Maturity Bond	437,404	$11.07	$ 4,843,505
Money Market	11,655,626	$ 0.93	$ 10,872,842
			$ 597,009,634
Years 1-7 Basic Death Benefit & RPA – 1.75% Expense Ratio
Moderately Conservative Allocation	2,398,102	$12.24	$ 29,346,525
			$ 29,346,525
Years 1-7 Basic Death Benefit & RPA – 2.00% Expense Ratio
Moderately Aggressive Allocation	10,279,356	$16.83	$ 172,981,785
Moderate Allocation	32,389,070	$15.93	$ 515,895,099
Moderately Conservative Allocation	35,827,914	$14.49	$ 519,045,621
			$1,207,922,505
Years 1-7 MADB & RPA – 1.95% Expense Ratio
Moderately Conservative Allocation	1,022,988	$12.12	$ 12,394,674
			$ 12,394,674

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 1-7 MADB & RPA – 2.20% Expense Ratio
Moderately Aggressive Allocation	4,410,121	$16.44	$ 72,500,077
Moderate Allocation	14,867,069	$15.56	$ 231,335,355
Moderately Conservative Allocation	15,267,870	$14.15	$ 216,080,858
			$ 519,916,290
Years 8+ Basic Death Benefits – 1.00% Expense Ratio
Aggressive Allocation	4,490,851	$19.43	$ 87,275,407
Moderately Aggressive Allocation	17,760,558	$18.72	$ 332,564,128
Moderate Allocation	25,518,686	$17.72	$ 452,274,749
Moderately Conservative Allocation	12,066,795	$16.12	$ 194,516,188
Growth and Income Plus	506,327	$12.67	$ 6,413,922
Balanced Income Plus	488,050	$17.76	$ 8,665,708
Diversified Income Plus	1,807,795	$18.33	$ 33,132,505
Opportunity Income Plus	546,448	$14.36	$ 7,846,095
Partner Healthcare	520,491	$18.77	$ 9,767,610
Partner Emerging Markets Equity	293,882	$11.28	$ 3,316,263
Real Estate Securities	358,986	$22.48	$ 8,071,295
Small Cap Stock	632,040	$21.08	$ 13,323,300
Small Cap Index	374,426	$27.38	$ 10,250,302
Mid Cap Stock	728,131	$27.96	$ 20,361,196
Mid Cap Index	401,292	$26.50	$ 10,634,416
Partner Worldwide Allocation	1,487,633	$ 9.82	$ 14,605,327
Partner All Cap	258,231	$22.51	$ 5,812,326
Large Cap Growth	890,454	$21.44	$ 19,088,229
Partner Growth Stock	234,040	$23.88	$ 5,588,895
Large Cap Value	698,454	$20.07	$ 14,019,259
Large Cap Stock	614,552	$16.86	$ 10,360,842
Large Cap Index	937,849	$21.22	$ 19,900,199
High Yield	649,378	$20.20	$ 13,117,087
Income	925,901	$15.80	$ 14,625,702
Bond Index	610,354	$14.07	$ 8,587,968
Limited Maturity Bond	1,275,479	$12.30	$ 15,688,615
Money Market	11,148,276	$ 1.04	$ 11,550,627
			$1,351,358,160

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 8+ Maximum Anniversary Death Benefit (Option A) – 1.20% Expense Ratio
Aggressive Allocation	6,179,762	$18.99	$ 117,324,101
Moderately Aggressive Allocation	23,850,876	$18.29	$ 436,292,391
Moderate Allocation	29,440,055	$17.31	$ 509,726,402
Moderately Conservative Allocation	12,474,085	$15.75	$ 196,438,879
Growth and Income Plus	574,067	$12.45	$ 7,146,917
Balanced Income Plus	629,531	$17.35	$ 10,919,757
Diversified Income Plus	2,019,858	$17.90	$ 36,164,473
Opportunity Income Plus	488,755	$14.03	$ 6,855,717
Partner Healthcare	605,415	$18.44	$ 11,165,896
Partner Emerging Markets Equity	320,202	$11.09	$ 3,551,091
Real Estate Securities	524,414	$21.96	$ 11,518,439
Small Cap Stock	716,980	$20.59	$ 14,764,758
Small Cap Index	449,252	$26.74	$ 12,014,740
Mid Cap Stock	888,063	$27.32	$ 24,260,070
Mid Cap Index	490,278	$25.89	$ 12,692,603
Partner Worldwide Allocation	1,754,721	$ 9.65	$ 16,931,175
Partner All Cap	314,511	$21.99	$ 6,915,610
Large Cap Growth	867,758	$20.94	$ 18,172,211
Partner Growth Stock	278,966	$23.33	$ 6,507,933
Large Cap Value	739,212	$19.61	$ 14,494,678
Large Cap Stock	838,781	$16.47	$ 13,814,605
Large Cap Index	1,036,877	$20.73	$ 21,493,535
High Yield	818,282	$19.73	$ 16,147,309
Income	929,045	$15.43	$ 14,336,585
Bond Index	807,496	$13.75	$ 11,099,580
Limited Maturity Bond	1,330,686	$12.02	$ 15,989,756
Money Market	14,056,062	$ 1.01	$ 14,226,364
			$1,580,965,575

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 8+ Premium Accumulation Death Benefit (Option B) – 1.40% Expense Ratio
Aggressive Allocation	44,624	$18.55	$ 827,633
Moderately Aggressive Allocation	218,906	$17.87	$ 3,911,870
Moderate Allocation	349,823	$16.91	$ 5,916,995
Moderately Conservative Allocation	224,874	$15.38	$ 3,459,500
Growth and Income Plus	2,206	$12.24	$ 26,992
Balanced Income Plus	21,523	$16.95	$ 364,718
Diversified Income Plus	23,894	$17.49	$ 417,930
Opportunity Income Plus	5,729	$13.70	$ 78,508
Partner Healthcare	3,281	$18.13	$ 59,479
Partner Emerging Markets Equity	3,613	$10.90	$ 39,382
Real Estate Securities	3,117	$21.46	$ 66,883
Small Cap Stock	9,501	$20.12	$ 191,134
Small Cap Index	1,320	$26.13	$ 34,496
Mid Cap Stock	16,577	$26.69	$ 442,399
Mid Cap Index	728	$25.29	$ 18,422
Partner Worldwide Allocation	30,671	$ 9.48	$ 290,846
Partner All Cap	2,712	$21.48	$ 58,252
Large Cap Growth	11,236	$20.46	$ 229,875
Partner Growth Stock	3,106	$22.79	$ 70,775
Large Cap Value	11,242	$19.16	$ 215,349
Large Cap Stock	8,344	$16.09	$ 134,248
Large Cap Index	1,937	$20.25	$ 39,227
High Yield	6,428	$19.28	$ 123,910
Income	8,519	$15.08	$ 128,421
Bond Index	2,190	$13.43	$ 29,403
Limited Maturity Bond	10,051	$11.74	$ 117,990
Money Market	242,068	$ 0.99	$ 239,351
			$17,533,988

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 8+ Earnings Additions Death Benefit (Option C) – 1.25% Expense Ratio
Aggressive Allocation	20,532	$18.87	$ 387,538
Moderately Aggressive Allocation	106,358	$18.19	$1,934,221
Moderate Allocation	144,311	$17.21	$2,484,057
Moderately Conservative Allocation	53,573	$15.66	$ 838,743
Growth and Income Plus	—	$12.40	$ —
Balanced Income Plus	580	$17.24	$ 10,011
Diversified Income Plus	13,447	$17.80	$ 239,354
Opportunity Income Plus	3,303	$13.95	$ 46,064
Partner Healthcare	3,633	$18.36	$ 66,721
Partner Emerging Markets Equity	1,023	$11.04	$ 11,294
Real Estate Securities	7,347	$21.84	$ 160,428
Small Cap Stock	9,788	$20.47	$ 200,392
Small Cap Index	964	$26.59	$ 25,630
Mid Cap Stock	2,656	$27.16	$ 72,124
Mid Cap Index	1,573	$25.74	$ 40,490
Partner Worldwide Allocation	9,735	$ 9.61	$ 93,524
Partner All Cap	5,705	$21.86	$ 124,712
Large Cap Growth	6,583	$20.82	$ 137,064
Partner Growth Stock	811	$23.19	$ 18,808
Large Cap Value	10,607	$19.49	$ 206,766
Large Cap Stock	2,234	$16.37	$ 36,587
Large Cap Index	5,554	$20.61	$ 114,460
High Yield	2,986	$19.62	$ 58,578
Income	13,993	$15.34	$ 214,676
Bond Index	7,881	$13.67	$ 107,697
Limited Maturity Bond	2,959	$11.95	$ 35,352
Money Market	9,526	$ 1.01	$ 9,588
			$7,674,879

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 8+ Options A and B – 1.50% Expense Ratio
Aggressive Allocation	338,870	$18.33	$ 6,211,959
Moderately Aggressive Allocation	754,282	$17.66	$13,322,580
Moderate Allocation	1,424,543	$16.72	$23,815,292
Moderately Conservative Allocation	490,429	$15.21	$ 7,457,213
Growth and Income Plus	47,302	$12.13	$ 573,759
Balanced Income Plus	27,286	$16.75	$ 457,002
Diversified Income Plus	92,541	$17.29	$ 1,599,850
Opportunity Income Plus	27,876	$13.54	$ 377,548
Partner Healthcare	23,670	$17.97	$ 425,348
Partner Emerging Markets Equity	8,057	$10.81	$ 87,060
Real Estate Securities	26,689	$21.21	$ 566,020
Small Cap Stock	34,896	$19.88	$ 693,856
Small Cap Index	16,304	$25.82	$ 421,011
Mid Cap Stock	41,560	$26.38	$ 1,096,236
Mid Cap Index	15,641	$25.00	$ 390,971
Partner Worldwide Allocation	69,303	$ 9.40	$ 651,517
Partner All Cap	17,498	$21.23	$ 371,506
Large Cap Growth	43,460	$20.22	$ 878,768
Partner Growth Stock	7,856	$22.53	$ 176,970
Large Cap Value	34,976	$18.93	$ 662,196
Large Cap Stock	52,715	$15.90	$ 838,313
Large Cap Index	35,764	$20.02	$ 715,827
High Yield	41,734	$19.05	$ 795,188
Income	39,755	$14.90	$ 592,364
Bond Index	18,321	$13.27	$ 243,164
Limited Maturity Bond	40,575	$11.60	$ 470,764
Money Market	293,822	$ 0.98	$ 287,151
			$64,179,433

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 8+ Options A and C – 1.35% Expense Ratio
Aggressive Allocation	64,281	$18.66	$ 1,199,185
Moderately Aggressive Allocation	507,217	$17.97	$ 9,117,117
Moderate Allocation	546,150	$17.01	$ 9,291,816
Moderately Conservative Allocation	181,001	$15.47	$ 2,800,854
Growth and Income Plus	12,950	$12.29	$ 159,143
Balanced Income Plus	9,393	$17.04	$ 160,104
Diversified Income Plus	49,493	$17.59	$ 870,761
Opportunity Income Plus	7,341	$13.78	$ 101,179
Partner Healthcare	19,771	$18.20	$ 359,935
Partner Emerging Markets Equity	7,250	$10.95	$ 79,366
Real Estate Securities	11,541	$21.58	$ 249,093
Small Cap Stock	9,029	$20.24	$ 182,698
Small Cap Index	5,309	$26.28	$ 139,519
Mid Cap Stock	23,866	$26.84	$ 640,640
Mid Cap Index	4,494	$25.44	$ 114,335
Partner Worldwide Allocation	37,647	$ 9.52	$ 358,557
Partner All Cap	2,708	$21.61	$ 58,500
Large Cap Growth	22,676	$20.58	$ 466,626
Partner Growth Stock	14,047	$22.92	$ 322,014
Large Cap Value	21,514	$19.27	$ 414,523
Large Cap Stock	12,995	$16.18	$ 210,301
Large Cap Index	15,975	$20.37	$ 325,401
High Yield	19,463	$19.39	$ 377,408
Income	34,976	$15.16	$ 530,358
Bond Index	18,406	$13.51	$ 248,608
Limited Maturity Bond	6,665	$11.81	$ 78,703
Money Market	806,284	$ 0.99	$ 801,919
			$29,658,663

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 8+ Options B and C – 1.55% Expense Ratio
Aggressive Allocation	2,018	$18.22	$ 36,781
Moderately Aggressive Allocation	40,203	$17.56	$ 705,946
Moderate Allocation	11,001	$16.62	$ 182,839
Moderately Conservative Allocation	4,088	$15.12	$ 61,803
Growth and Income Plus	—	$12.08	$ —
Balanced Income Plus	—	$16.65	$ —
Diversified Income Plus	3,588	$17.19	$ 61,668
Opportunity Income Plus	100	$13.47	$ 1,344
Partner Healthcare	209	$17.89	$ 3,744
Partner Emerging Markets Equity	410	$10.76	$ 4,408
Real Estate Securities	1,403	$21.08	$ 29,580
Small Cap Stock	—	$19.77	$ —
Small Cap Index	1,089	$25.67	$ 27,962
Mid Cap Stock	—	$26.22	$ —
Mid Cap Index	1,121	$24.85	$ 27,857
Partner Worldwide Allocation	4,919	$ 9.36	$ 46,048
Partner All Cap	—	$21.11	$ —
Large Cap Growth	13,140	$20.10	$ 264,151
Partner Growth Stock	—	$22.39	$ —
Large Cap Value	—	$18.82	$ —
Large Cap Stock	754	$15.81	$ 11,921
Large Cap Index	1,242	$19.90	$ 24,714
High Yield	33	$18.94	$ 632
Income	99	$14.81	$ 1,462
Bond Index	—	$13.20	$ —
Limited Maturity Bond	5,327	$11.53	$ 61,452
Money Market	18,886	$ 0.97	$ 18,350
			$1,572,662

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 8+ Options A, B and C – 1.65% Expense Ratio
Aggressive Allocation	460,779	$18.01	$ 8,300,004
Moderately Aggressive Allocation	1,236,808	$17.36	$ 21,465,786
Moderate Allocation	1,551,841	$16.43	$ 25,492,855
Moderately Conservative Allocation	529,077	$14.94	$ 7,905,172
Growth and Income Plus	6,057	$11.97	$ 72,525
Balanced Income Plus	36,681	$16.46	$ 603,682
Diversified Income Plus	89,698	$16.99	$ 1,523,774
Opportunity Income Plus	16,171	$13.31	$ 215,217
Partner Healthcare	16,540	$17.74	$ 293,374
Partner Emerging Markets Equity	15,748	$10.67	$ 167,954
Real Estate Securities	28,114	$20.84	$ 585,893
Small Cap Stock	59,075	$19.54	$ 1,154,239
Small Cap Index	28,234	$25.37	$ 716,431
Mid Cap Stock	72,426	$25.92	$ 1,877,200
Mid Cap Index	34,314	$24.56	$ 842,856
Partner Worldwide Allocation	107,026	$ 9.28	$ 993,145
Partner All Cap	18,724	$20.86	$ 390,629
Large Cap Growth	52,140	$19.87	$ 1,035,981
Partner Growth Stock	17,794	$22.13	$ 393,862
Large Cap Value	42,813	$18.60	$ 796,492
Large Cap Stock	60,657	$15.63	$ 947,850
Large Cap Index	49,741	$19.67	$ 978,294
High Yield	29,390	$18.72	$ 550,261
Income	28,550	$14.64	$ 418,022
Bond Index	44,314	$13.04	$ 577,943
Limited Maturity Bond	45,425	$11.40	$ 517,885
Money Market	355,672	$ 0.96	$ 341,549
			$ 79,158,875
Years 8+ Basic Death Benefits and Return Protection – 1.50% Expense Ratio
Moderately Conservative Allocation	260,267	$12.39	$ 3,224,879
			$ 3,224,879
Years 8+ Basic Death Benefits and Return Protection – 1.75% Expense Ratio
Moderately Aggressive Allocation	3,105,040	$17.33	$ 53,800,375
Moderate Allocation	6,195,889	$16.40	$101,612,676
Moderately Conservative Allocation	5,564,338	$14.92	$ 82,999,982
			$238,413,033
Years 8+ Maximum Anniversary Death Benefit and Return Protection – 1.70% Expense Ratio
Moderately Conservative Allocation	313,637	$12.27	$ 3,847,669
			$ 3,847,669

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Years 8+ Maximum Anniversary Death Benefit and Return Protection – 1.95% Expense Ratio
Moderately Aggressive Allocation	2,111,910	$16.93	$ 35,747,639
Moderate Allocation	4,253,977	$16.02	$ 68,154,466
Moderately Conservative Allocation	4,075,806	$14.57	$ 59,392,714
			$ 163,294,819
Years 1-7 Guaranteed Lifetime Withdrawal Benefit – 2.00% Expense Ratio
Moderately Conservative Allocation	131,313,253	$12.39	$1,627,796,240
			$1,627,796,240
Years 1-7 Guaranteed Lifetime Withdrawal Benefit – 2.50% Expense Ratio
Moderate Allocation	217,690,201	$12.46	$2,711,357,978
			$2,711,357,978
Years 1-7 Guaranteed Lifetime Withdrawal Benefit – 2.50% Expense Ratio
Moderately Aggressive Allocation	66,818,295	$12.15	$ 812,017,976
			$ 812,017,976
Years 8+ Guaranteed Lifetime Withdrawal Benefit – 1.75% Expense Ratio
Moderately Conservative Allocation	10,750,866	$12.69	$ 136,426,114
			$ 136,426,114
Years 8+ Guaranteed Lifetime Withdrawal Benefit – 2.25% Expense Ratio
Moderate Allocation	43,357,344	$12.75	$ 552,985,736
			$ 552,985,736
Years 8+ Guaranteed Lifetime Withdrawal Benefit – 2.25% Expense Ratio
Moderately Aggressive Allocation	18,595,643	$12.44	$ 231,392,239
			$ 231,392,239

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Death Claims – 2002
Aggressive Allocation	—	$18.19	$ —
Moderately Aggressive Allocation	100	$17.76	$ 1,775
Moderate Allocation	26,113	$17.04	$ 444,838
Moderately Conservative Allocation	9,599	$15.67	$ 150,412
Growth and Income Plus	—	$12.72	$ —
Balanced Income Plus	3,514	$17.42	$ 61,214
Diversified Income Plus	5,603	$17.79	$ 99,679
Opportunity Income Plus	1,584	$14.40	$ 22,817
Partner Healthcare	81	$18.85	$ 1,519
Partner Emerging Markets Equity	46	$11.33	$ 519
Real Estate Securities	1,637	$20.79	$ 34,029
Small Cap Stock	2,711	$19.21	$ 52,092
Small Cap Index	989	$24.67	$ 24,385
Mid Cap Stock	2,352	$24.80	$ 58,345
Mid Cap Index	1,311	$24.23	$ 31,772
Partner Worldwide Allocation	5,765	$ 9.86	$ 56,849
Partner All Cap	138	$20.16	$ 2,782
Large Cap Growth	2,563	$19.78	$ 50,693
Partner Growth Stock	735	$22.39	$ 16,441
Large Cap Value	3,672	$19.54	$ 71,768
Large Cap Stock	4,889	$16.16	$ 79,006
Large Cap Index	2,336	$20.53	$ 47,939
High Yield	1,633	$19.59	$ 32,003
Income	1,262	$15.81	$ 19,959
Bond Index	3,030	$14.13	$ 42,808
Limited Maturity Bond	5,653	$12.29	$ 69,468
Money Market	6,660	$ 1.03	$ 6,873
			$1,479,985

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(7) UNIT FAIR VALUE - continued
Year Ended December 31, 2016	Units	Unit Value	Assets in Accumulation Period
Death Claims – 2005
Aggressive Allocation	16,712	$18.19	$ 303,912
Moderately Aggressive Allocation	61,702	$17.76	$1,096,004
Moderate Allocation	136,619	$17.04	$2,327,339
Moderately Conservative Allocation	170,125	$15.67	$2,665,859
Growth and Income Plus	—	$12.72	$ —
Balanced Income Plus	847	$17.42	$ 14,752
Diversified Income Plus	4,529	$17.79	$ 80,579
Opportunity Income Plus	475	$14.40	$ 6,846
Partner Healthcare	323	$18.85	$ 6,088
Partner Emerging Markets Equity	—	$11.33	$ —
Real Estate Securities	702	$20.79	$ 14,603
Small Cap Stock	3,325	$19.21	$ 63,876
Small Cap Index	3,691	$24.67	$ 91,057
Mid Cap Stock	5,382	$24.80	$ 133,484
Mid Cap Index	3,506	$24.23	$ 84,962
Partner Worldwide Allocation	7,629	$ 9.86	$ 75,230
Partner All Cap	584	$20.16	$ 11,775
Large Cap Growth	3,401	$19.78	$ 67,275
Partner Growth Stock	6,104	$22.39	$ 136,658
Large Cap Value	6,313	$19.54	$ 123,377
Large Cap Stock	616	$16.16	$ 9,947
Large Cap Index	7,538	$20.53	$ 154,734
High Yield	1,918	$19.59	$ 37,571
Income	839	$15.81	$ 13,261
Bond Index	1,346	$14.13	$ 19,017
Limited Maturity Bond	4,998	$12.29	$ 61,418
Money Market	11,752	$ 1.03	$ 12,129
			$7,611,753
(8) SUBACCOUNT MERGERS
A Special Meeting of shareholders of the Thrivent Partner Partner Small Cap Growth Portfolio, Thrivent Partner Small Cap Value Portfolio, Thrivent Mid Cap Growth Portfolio, Thrivent Partner Mid Cap Value Portfolio, Thrivent Natural Resources Portfolio, and Thrivent Partner Technology (the “Target Portfolios”) each of which is a separate series of Thrivent Series Fund, Inc. (“the Fund”), was held on August 14, 2015. The Contractholders of each Subaccount voted in favor of merging the Target Portfolios into the Portfolios shown below (“the Acquiring Portfolios”) effective August 21, 2015.
	The Target Portfolio		The Acquiring Portfolio
Merger 1	Thrivent Partner Small Cap Growth	→	Thrivent Small Cap Stock
Merger 2	Thrivent Partner Small Cap Value	→	Thrivent Small Cap Stock
Merger 3	Thrivent Mid Cap Growth	→	Thrivent Mid Cap Stock
Merger 4	Thrivent Partner Mid Cap Value	→	Thrivent Mid Cap Stock

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(8) SUBACCOUNT MERGERS - continued
	The Target Portfolio		The Acquiring Portfolio
Merger 5	Thrivent Natural Resources	→	Thrivent Large Cap Stock
Merger 6	Thrivent Partner Technology	→	Thrivent Large Cap Growth
The mergers were accomplished by tax free exchanges as detailed below:
Merger 1 and 2	Net Assets as of August 21, 2015	Shares as of August 21, 2015
Acquiring Portfolio	$ 55,768,632	3,384,163
Target Portfolio (Merger 1)	$ 33,725,579	2,143,103
Target Portfolio (Merger 2)	$ 57,272,037	2,583,849
After Acquisition	$146,766,248	8,111,115

Merger 3 and 4	Net Assets as of August 21, 2015	Shares as of August 21, 2015
Acquiring Portfolio	$ 81,884,192	4,960,183
Target Portfolio (Merger 3)	$106,483,648	4,748,583
Target Portfolio (Merger 4)	$ 25,010,969	1,825,205
After Acquisition	$213,378,809	11,533,971

Merger 5	Net Assets as of August 21, 2015	Shares as of August 21, 2015
Acquiring Portfolio	$157,542,178	13,653,137
Target Portfolio	$ 25,089,650	4,904,058
After Acquisition	$182,631,828	18,557,195

Merger 6	Net Assets as of August 21, 2015	Shares as of August 21, 2015
Acquiring Portfolio	$198,704,339	6,689,976
Target Portfolio	$ 46,323,658	4,481,388
After Acquisition	$245,027,997	11,171,364
The target portfolios had the following unrealized appreciation/depreciation, accumulated net realized gains/losses and net investment income as of August 20, 2015.
Portfolio	Unrealized Appreciation (Depreciation)	Net Investment Income (loss)	Accumulated Net Realized Gain (Loss)
Thrivent Partner Small Cap Growth	$ (6,411,146)	$ (273,074)	$ 8,268,861
Thrivent Partner Small Cap Value	$(19,330,989)	$1,874,885	$ 14,906,653
Thrivent Mid Cap Growth	$(33,144,510)	$ (550,390)	$ 33,732,604
Thrivent Partner Mid Cap Value	$ (4,000,355)	$ 21,706	$ 2,201,611
Thrivent Natural Resources	$ 6,486,726	$ (5,670)	$(12,168,689)
Thrivent Partner Technology	$(11,825,735)	$ (374,183)	$ 11,807,110
Assuming the acquisition had been completed on January 1, 2015 the beginning of the annual reporting period of the Portfolios, the Acquiring Portfolio's unaudited pro forma results of operations for the year ended December 31, 2015, would have been as follows:

THRIVENT VARIABLE ANNUITY ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (continued)
(8) SUBACCOUNT MERGERS - continued
Portfolio	Unrealized Appreciation (Depreciation)	Net Investment Income (loss)	Accumulated Net Realized Gain (Loss)
Thrivent Small Cap Stock	$(39,546,843)	$ 766,571	$31,615,371
Thrivent Mid Cap Stock	$(44,559,741)	$(1,663,598)	$47,726,890
Thrivent Large Cap Stock	$ (6,449,387)	$ (274,678)	$ 4,720,383
Thrivent Large Cap Growth	$ 858,658	$(2,022,072)	$21,271,112
Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practical to separate the amounts of revenue and earnings of the Target Portfolio that have been included in the Acquiring Portfolio's statement of operations since August 21, 2015.
Assuming the acquisition had been completed on January 1, 2014 the beginning of the annual reporting period of the Portfolios, the Acquiring Portfolio's unaudited pro forma results of operations for the year ended December 31, 2014, would have been as follows:
Portfolio	Unrealized Appreciation (Depreciation)	Net Investment Income (loss)	Accumulated Net Realized Gain (Loss)
Thrivent Small Cap Stock	$(8,435,573)	$(1,565,077)	$12,977,162
Thrivent Mid Cap Stock	$(5,065,804)	$(1,934,258)	$25,576,510
Thrivent Large Cap Stock	$(4,535,537)	$ (843,841)	$ 5,884,800
Thrivent Large Cap Growth	$ 9,146,425	$(1,517,209)	$11,674,547

PART C.    OTHER INFORMATION
Item 24.     Financial Statements and Exhibits
(a)	Financial Statements
	PART A:	None
(b)	PART B:	TO BE FILED BY AMENDMENT

Exhibit (b)	Description	Filed Herewith / Incorporated by reference from
1	Resolution of the Board of Directors of Thrivent Financial for Lutherans authorizing the establishment of Thrivent Variable Annuity Account I (“Registrant”)	Initial registration statement of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement No. 333-89488, filed on May 31, 2002
2	Not Applicable
3(a)	Form of Distribution Agreement with Registered Representatives	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(b)	Principal Underwriting Agreement By and Between Depositor and Thrivent Investment Management Inc.	Post-Effective Amendment No. 5 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 20, 2006
4(a)	Contract	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(b)	Maximum Anniversary Death Benefit Rider	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(c)	Amendatory Agreement (Unisex Tables)	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(d)	Amendatory Agreement (Sex Distinct Tables)	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
(e)	Individual Retirement Annuity Endorsement	Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010
(f)	Roth Individual Retirement Annuity Endorsement	Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010
(g)	SIMPLE Individual Retirement Annuity Endorsement	Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010

Exhibit (b)	Description	Filed Herewith / Incorporated by reference from
5(a)	Contract Application Form	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity Registration Statement 333-216125, filed on February 17, 2017
(b)	New Account Suitability Form	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
6	Articles of Incorporation and Bylaws of Depositor	Initial filing to the registration statement on Form N-4 of Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333-216125, filed on February 17, 2017
7	Not Applicable
8(a)	Participation Agreement between the Depositor and the Fund as of December 15, 2003	Post-Effective Amendment No. 1 to the registration statement of Thrivent Variable Life Account I, Registration Statement No. 333-103454, filed on April 19, 2004
8(b)	Form of American Funds Fund Participation and Service Agreement	Filed herewith
8(c)	Form of American Funds Business Agreement	Filed herewith
8(d)	Form of American Funds Rule 22c-2 Agreement	Filed herewith
8(e)	Form of Blackrock Fund Participation Agreement	Filed herewith
8(f)	Form of DFA Participation Agreement and Rule 22c-2 Agreement	Filed herewith
8(g)	Form of Fidelity Participation Agreement	Filed herewith
8(h)	Form of Fidelity Service Agreement	Filed herewith
8(i)	Form of Franklin Templeton Participation Agreement	Filed herewith
8(j)	Form of Franklin Templeton Participation Agreement Addendum	Filed herewith
8(k)	Form of Franklin Templeton Administrative Services Agreement	Filed herewith
8(l)	Form of Franklin Templeton Shareholder Information Agreement	Filed herewith
8(m)	Form of Janus Participation Agreement	Filed herewith
8(n)	Form of Janus Rule 22c-2 Agreement	Filed herewith
8(o)	Form of John Hancock Participation Agreement	Filed herewith
8(p)	Form of John Hancock Administrative Services Agreement	Filed herewith
8(q)	Form of MFS Participation Agreement	Filed herewith
8(r)	Form of MFS Rule 22c-2 Shareholder Information Agreement	Filed herewith
8(s)	Form of PIMCO Participation Agreement	Filed herewith
8(t)	Form of PIMCO Services Agreement	Filed herewith

Exhibit (b)	Description	Filed Herewith / Incorporated by reference from
8(u)	Form of Principal Participation Agreement	Filed herewith
8(v)	Form of Vanguard Participation Agreement	Filed herewith
9	Opinion of Counsel as to the legality of the securities being registered (including written consent)	Filed herewith
10	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP	Filed herewith
11	Not Applicable
12	Not Applicable
13	Power of Attorney	Pre-effective to the registration statement on Form N-4 of the Thrivent Variable Annuity Account I, AdvisorFlex Variable Annuity, Registration Statement 333- filed on April 30, 2017.

(*)	Filed herewith
Item 25.    Directors and Officers of the Depositor
The directors, executive officers and, to the extent responsible for variable annuity operations, other officers of Depositor, are listed below, unless otherwise indicated, their principal address is 625 Fourth Avenue South, Minneapolis, Minnesota 55415.
Name and Principal Business Address	Positions and Offices with Depositor
N. Cornell Boggs, III Toy R Us, Inc. One Geoffrey Way Wayne, New Jersey 07470	Director
Kenneth A. Carow Kelley School of Business BS 3024F 801 W. Michigan Street Indianapolis, Indiana 46142	Director
Lynn Crump-Caine 23 Ball Mill Place Sandy Springs, Georgia 30350	Director
Eric J. Draut 524 S. Banbury Road Arlington Heights, Illinois 60005	Director
Kirk D. Farney Wheaton College 501 College Avenue Wheaton, Illinois 60187	Director
Rev. Mark A. Jeske St. Marcus Lutheran Church 2215 North Palmer Street Milwaukee, Wisconsin 55312-3299	Director
Frederick G. Kraegel Parham Partners LLC 1225 Hyde Lane Henrico, Virginia 23229-6064	Director

Name and Principal Business Address	Positions and Offices with Depositor
F. Mark Kuhlmann 1711 Stone Ridge Trails Drive Kirkwood, Missouri 63122	Director
Kathryn V. Marinello 107 Hispaniola Lane Bonita Springs, Florida 34134	Director
Frank H. Moeller Enovate Enterprises 8701 North Mopac Expressway, Suite 105 Austin, Texas 78759	Chair of the Board of Directors
Bonnie E. Raquet 412 Rivers Edge Williamsburg, Virginia 23185-8945	Director
Alice M. Richter 2774 Wilds Lane NW Prior Lake, Minnesota 55372	Director
Allan R. Spies 9305 E Harvard Avenue Denver, Colorado 80231	Director
Bradford L. Hewitt	Chief Executive Officer, Director
Randall L. Boushek	Chief Financial Officer and Treasurer
Teresa J. Rasmussen	President, Thrivent Financial
David S. Royal	Chief Investment Officer
James A. Thomsen	President, Thrivent Holdings
Terry W. Timm 4321 North Ballard Road Appleton, Wisconsin 54919	Chief Administrative Officer
Paul R. Johnston	General Counsel & Secretary
Christopher J. Kopka	President, Thrivent Church Solutions
James M. Odland	Vice President and Chief Compliance Officer
Mary S. Nease	Chief Human Resources Officer
Susan Oberman Smith	Chief Actuary
Item 26.    Persons Controlled by or Under Common Control with Depositor or Registrant
Registrant is a separate account of Depositor. The Depositor is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons.
The following list shows the relationship of each wholly owned direct and indirect subsidiary to Thrivent Financial, except as indicated below. Financial statements of Thrivent Financial will be presented on a consolidated basis.
Thrivent Financial Entities	Primary Business	State of Incorporation
Thrivent Financial	Fraternal benefit society offering financial services and products	Wisconsin
Thrivent Financial Holdings, Inc.	Holding company with no independent operations	Delaware
Thrivent Trust Company	Federally chartered limited purpose trust bank	Federal Charter
Thrivent Investment Management Inc.	Broker-dealer and investment adviser	Delaware
North Meadows Investment Ltd.	Organized for the purpose of holding and investing in real estate	Wisconsin
Thrivent Financial Investor Services Inc.	Transfer agent	Pennsylvania
Thrivent Insurance Agency Inc.	Licensed life and health agency	Minnesota

Thrivent Financial Entities	Primary Business	State of Incorporation
Newman Financial Services, LLC	Limited Liability Company	Minnesota
NewLife Insurance Agency, LLC[5]	Limited Liability Company	Minnesota
Thrivent Life Insurance Company	Life insurance company	Minnesota
cuLearn, LLC[6]	Limited Liability Company	Delaware
PREPARE/ENRICH, LLC	Limited Liability Company	Delware
Thrivent Asset Management, LLC[1]	Investment adviser	Delaware
Thrivent Distributors, LLC	Limited Liability Company	Delaware
White Rose GP I, LLC[2]	General partner	Delaware
White Rose Fund I Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund I Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP II, LLC[2]	General partner	Delaware
Thrivent White Rose Fund II Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund II Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP III, LLC[2]	General partner	Delaware
Thrivent White Rose Fund III Mezzanine Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund III Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund III Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP IV, LLC[2]	General partner	Delaware
Thrivent White Rose Fund IV Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund IV Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP V, LLC[2]	General partner	Delaware
Thrivent White Rose Fund V Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund V Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VI, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VI Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VI Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VII Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund VII Equity Direct Corporation[3]	Private equity fund	Deleware
Thrivent White Rose Fund VII Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VIII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VIII Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VIII Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP IX, LLC[2]	General partner	Delaware
Thrivent White Rose Fund IX Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund IX Equity Direct Corporation[3]	Private equity fund	Delaware
Thrivent White Rose Fund IX Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP X, LLC[2]	General partner	Delaware
Thrivent White Rose Fund X, Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose X Equity Direct Corporation I3	Private equity fund	Delaware
White Rose X Equity Direct Corporation II3	Private equity fund	Delaware
Thrivent White Rose Fund X, Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Real Estate GP I, LLC[2]	General Partner	Delaware
Thrivent White Rose Real Estate Fund I Fund of Funds, L.P.[3]	Private Equity Fund	Delaware
Gold Ring Holdings, LLC	Investment subsidiary	Delaware
Twin Bridge Capital Partner, LLC[4]	Managing Member	Delaware
Thrivent Education Funding, LLC	Limited Liability Company	Delaware

[1]	Thrivent Asset Management, LLC (“TAM”) is a subsidiary of both Thrivent Financial Holdings, Inc., (“TFH”) and Thrivent Life Insurance Company (“TLIC”), both of which are wholly owned subsidiaries of Thrivent Financial. TFH and TLIC own respectively 80% and 20% of TAM’s membership interests.
[2]	Thrivent Financial owns a majority interest in the limited liability company and is also its managing member.
[3]	The Fund is organized for the purpose of holding investments in Thrivent Financial’s general account.

[4]	Thrivent Financial owns 49% of the managing member’s membership interests. Twin Bridge Capital Partners, LLC is the managing member of a general partner of limited partnerships.
[5]	Newman Financial Services, LLC owns a 50% membership interest in NewLife Insurance Agency, LLC.
6
Thrivent Financial Holdings Inc. owns 90% membership interest in cuLearn, LLC.
The subsidiaries of Thrivent Financial are shown above. In addition, Thrivent Series Fund, Inc. is an investment company registered under the Investment Company Act of 1940, offering its shares to the separate accounts identified below; and the shares of the Fund held in connection with certain of the accounts are voted by Thrivent Financial and Thrivent Life Insurance Company in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity or variable life insurance contracts issued in connection with the separate accounts, or in the same proportions as the shares which are so voted.
1.	Thrivent Variable Life Account I
2.	Thrivent Variable Insurance Account A
3.	Thrivent Variable Annuity Account I
4.	Thrivent Variable Annuity Account II
5.	Thrivent Variable Annuity Account A
6.	Thrivent Variable Annuity Account B
7.	TLIC Variable Insurance Account A
8.	TLIC Variable Insurance Account B
9.	TLIC Variable Annuity Account A
Item 27.    Number of Contract Owners
Number of Contracts as of: Contracts not currently offered:
	Non-Qualified	Qualified	Totals
Current Contracts	N/A	N/A	N/A
Item 28.    Indemnification
Section 33 of Depositor’s Bylaws; Article VIII the Fund’s Articles of Incorporation; Section 4.01 of the Fund’s First Amended and Restated Bylaws; and Section Eight of Thrivent Investment Management Inc.’s Articles of Incorporation, contain provisions requiring the indemnification by Depositor, the Funds, and Thrivent Investment Management Inc. of their respective directors, officers and certain other individuals for any liability arising based on their duties as directors, officers or agents of the Depositor, Fund or Thrivent Investment Management Inc., unless, in the case of the Fund, such liability arises due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such office.
Section 8 of the Participation Agreement between Depositor, the Accounts and the Fund contains a provision in which the Fund and Depositor mutually agree to indemnify and hold the other party (including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney’s fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party’s gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.
In addition, Section XII of the Investment Advisory Agreement between the Fund and Depositor contain provisions in which the Fund and Depositor mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney’s fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party’s gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor, the Fund, or Thrivent Investment Management Inc. of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Depositor, the Fund, or Thrivent Investment Management Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 29.    Principal Underwriter
(a) Other activity.    Thrivent Investment Management Inc. is the principal underwriter of the Contracts.
(b) Management.    The directors and principal officers of Thrivent Investment Management Inc. are set out below. Unless otherwise indicated, the principal business address of each person named below is 625 Fourth Avenue South, Minneapolis, MN 55415.
Name and Principal Business Address	Position and Offices with Underwriter
Karen L. Larson	Director and President
Randall L. Boushek	Director
Thomas L.Young	Director and Vice President
Mike Fuehrmeyer4321 North Appleton RoadAppleton, WI 54919	Vice President
Nikki L. Sorum	Vice President
Christopher J. Osborne	Vice President and Supervision
David J. Kloster	Vice President
Jennifer J. Glovacki 4321 North Ballard Road Appleton, WI 54919	Vice President
Peter Bado	Secretary and Chief Legal Officer
Andrea C. Golis	Chief Compliance Officer
Kurt S. Tureson	Director Affiliate Finance, CFO and Treasurer
Tracy A. Salwei	Assistant Secretary
Bruce Kornaus 4321 North Ballard Road Appleton, WI 54919	Vice President, Service Operations
Susan Plamann 4321 North Ballard Road Appleton, WI 54919	Vice President, Corporate Administration
(c) Compensation from Registrant.    Not Applicable.
Item 30.    Location of Accounts and Records
The accounts and records of Registrant are located at the offices of Depositor at 625 Fourth Avenue South, Minneapolis, Minnesota 55415 and 4321 North Ballard Road, Appleton, Wisconsin 54919.
Item 31.    Management Services
Not Applicable.
Item 32.    Undertakings
Registrant will file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted.
Registrant will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.
Registrant understands that the restrictions imposed by Section 403(b)(11) of the Internal Revenue Code conflict with certain sections of the Investment Company Act of 1940 that are applicable to the Contracts. In this regard, Registrant is relying on a no-action letter issued on November 28, 1988 by the Office of Insurance Product and Legal Compliance of the SEC, and the requirements for such reliance have been complied with by Registrant.
Depositor hereby represents that, as to the individual flexible premium variable annuity contracts that are the subject of this registration statement, File Number 333-89488, that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Thrivent Financial.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets the requirements of the Securities Act Rule 485(b) for effectiveness of this Registration Statement and has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Minneapolis and the State of Minnesota on this 28th day of June, 2017.
Thrivent Variable Annuity Account I (Registrant)
By:	Thrivent Financial for Lutherans (Depositor)
By:	/s/ Bradford L. Hewitt
Bradford L. Hewitt Chief Executive Officer and Director (Principal Executive Officer)
Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement has been signed below by the following persons in the capacities indicated below.
/s/ Bradford L. Hewitt	Chief Executive Officer and Director (Principal Executive Officer)	June 28, 2017
Bradford L. Hewitt		Date

/s/ Randall L. Boushek	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	June 28, 2017
Randall L. Boushek		Date
A majority of the Board of Directors:*
N. Cornell Boggs, III	Kenneth A. Carow	Lynn Crump-Caine
Eric J. Draut	Kirk D. Farney	Mark A. Jeske
Frederick G. Kraegel	F. Mark Kuhlmann	Kathryn V. Marinello
Frank H. Moeller	Bonnie E. Raquet	Alice M. Richter
Allan R. Spies	Bradford L. Hewitt
*	James M. Odland, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors and officers of Thrivent Financial for Lutherans pursuant to powers of attorney duly executed by such persons.

/s/ James M. Odland	June 28, 2017
James M. Odland Attorney-in-Fact

INDEX TO EXHIBITS
THRIVENT VARIABLE ANNUITY ACCOUNT I
The exhibits below represent only those exhibits which are newly filed with this Registration Statement. See Item 24 of Part C for exhibits not listed below.
EXHIBIT NO.
EX. 99.24(b)8(b)	Form of American Funds Fund Participation and Service Agreement
EX. 99.24(b)8(c)	Form of American Funds Business Agreement
EX 99.24(b)8(d)	Form of American Funds Rule 22c-2 Agreement
EX. 99.24(b)8(e)	Form of Blackrock Fund Participation Agreement
EX. 99.24(b)8(f)	Form of DFA Participation Agreement and Rule 22c-2 Agreement
EX. 99.24(b)8(g)	Form of Fidelity Participation Agreement
EX. 99.24(b)8(h)	Form of Fidelity Service Agreement
EX. 99.24(b)8(i)	Form of Franklin Templeton Participation Agreement
EX. 99.24(b)8(j)	Form of Franklin Templeton Participation Agreement Addendum
EX. 99.24(b)8(k)	Form of Franklin Templeton Administrative Services Agreement
EX. 99.24(b)8(l)	Form of Franklin Templeton Shareholder Information Agreement
EX. 99.24(b)8(m)	Form of Janus Participation Agreement
EX. 99.24(b)8(n)	Form of Janus Rule 22c-2 Agreement
EX. 99.24(b)8(o)	Form of John Hancock Participation Agreement
EX. 99.24(b)8(p)	Form of John Hancock Administrative Services Agreement
EX. 99.24(b)8(q)	Form of MFS Participation Agreement
EX. 99.24(b)8(r)	Form of MFS Rule 22c-2 Shareholder Information Agreement
EX. 99.24(b)8(s)	Form of PIMCO Participation Agreement
EX. 99.24(b)8(t)	Form of PIMCO Services Agreement
EX. 99.24(b)8(u)	Form of Principal Participation Agreement
EX. 99.24(b)8(v)	Form of Vanguard Participation Agreement
EX 99.24(b)9	Opinion of Counsel as to the legality of the securities being registered (including written consent)
EX 99.24(b) 10	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP